082-02947

UOB
大華銀行

United Overseas Bank Limited
Annual Report 2009

10015572

12-31-09
AR/S



The Dune
Goh Beng Kwan

Our mission: To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent service.

Our presence


North America
Canada 1
USA 3
Western Europe
France 1
United Kingdom 1
Asia Pacific
Singapore 71
Indonesia
Thailand
Malaysia 43
China 13
Hong Kong 6
Brunei 3
Taiwan 3
Australia 2
Japan 2
India 1
Myanmar 1
Philippines 1
South Korea 1
Vietnam 1

75 years of heritage and resilience

United Overseas Bank ("UOB") was incorporated on 6 August 1935 as the United Chinese Bank. Founded by Datuk Wee Kheng Chiang, the Bank catered mainly to the Fujian community in its early years. The change of name was effected in 1965.

Over the past 75 years, UOB has grown from strength to strength. Through a series of acquisitions, it is now a leading bank in Asia. Besides Far Eastern Bank in Singapore, UOB's major banking subsidiaries in the region are United Overseas Bank (Malaysia), United Overseas Bank (Thai), PT Bank UOB Indonesia, PT Bank UOB Buana and United Overseas Bank (China). Today, the UOB Group has a network of over 500 offices in 19 countries and territories in Asia Pacific, Western Europe and North America.

UOB provides a wide range of financial services through its global network of branches, offices, subsidiaries and associates: personal financial services, private banking, commercial and corporate banking, investment banking, corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, insurance and stockbroking services. UOB also has diversified interests in travel and leasing.

In Singapore, UOB is a market leader in the credit card and private residential home loan businesses. It is also a key player in loans to small and medium enterprises. Its asset management arm, UOB Asset Management, is one of Singapore's most awarded fund managers with a growing regional presence.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B for financial strength, and Aa1 and Prime-1 for long-term and short-term bank deposits respectively.

UOB plays an active role in the community, focusing on children, education and the arts. Its staff volunteerism programme was initiated in 2007. Through the UOB Heartbeat Run/Walk, UOB has raised funds for its named beneficiaries. UOB has also organised the prestigious Painting Of The Year Competition and Exhibition since 1982. In recognition of its contributions to the arts, UOB was conferred the National Arts Council's Distinguished Patron of the Arts Award for five consecutive years since 2005.



The Dune, by Singapore's Cultural Medallion recipient Mr Goh Beng Kwan, is part of the UOB Art Collection. The artwork is the winning piece at the inaugural UOB Painting Of The Year Competition ("POY") in 1982, and was inspired by a dune in a small town in Massachusetts, USA, where Mr Goh had studied to be an artist. The UOB POY Competition and Exhibition is a flagship event under the corporate social responsibility programme of United Overseas Bank Limited.

Contents

All figures in this Annual Report are in Singapore dollars unless otherwise specified.

Poised for Growth

We consistently deliver value to stakeholders. Our latest financial results, delivered amid unprecedented global uncertainty, attest to our resilience. We are well-positioned to ride on the post-crisis recovery. Our strong capital base and balance sheet give us the capability and flexibility to seize opportunities and invest in quality growth. We continue to invest in talent and infrastructure and build an integrated platform to deepen customer relationships and grow a long-term, sustainable presence in the region.

Group financial summary

	2009	2008	+/(-)%
Profit and loss account ($ million)			
Operating profit	**3,331**	3,200	4.1
Net profit after tax [1]	**1,902**	1,937	(1.8)
Balance sheet ($ million)			
Total assets	**185,578**	182,941	1.4
Customer loans (net)	**99,201**	99,840	(0.6)
Customer deposits	**121,502**	118,171	2.8
Shareholders' equity [1]	**18,986**	15,573	21.9
Financial indicators (%)			
Return on average ordinary shareholders' equity [2]	**11.9**	12.2	(0.3)% point
Return on average total assets	**1.06**	1.07	(0.01)% point
Expense/Income ratio	**38.4**	39.0	(0.6)% point
Capital adequacy ratios			
Tier 1	**14.0**	10.9	3.1% points
Total	**19.0**	15.3	3.7% points
Per ordinary share			
Basic earnings ($) [2]	**1.19**	1.25	(4.8)
Net asset value ($) [3]	**11.17**	8.90	25.5
Net dividend (¢)	**60.0**	60.0	–

1 Attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.

3 Preference shares are excluded from the computation.

Our strong fundamentals

$3.33 billion
Operating profit +4.1%
Record operating profit achieved under challenging conditions

2.36%
Net interest margin +0.09% point
Steady growth in net interest margin to reach a new high

38.4%
Expense/Income ratio -0.6% point
Disciplined cost management balanced with infrastructure investment

$185.6 billion
Total assets +1.4%
Consistently strong and liquid balance sheet with a well-diversified portfolio

$19.0 billion
Shareholders' equity +21.9%
Enhanced shareholders' equity with higher earnings and improved valuation of investment portfolio

14.0%
Tier 1 capital adequacy ratio +3.1% points
Strengthened capital position with improved earnings and a rebalanced risk-weighted asset portfolio

Financial highlights

Net profit after tax ($ million)


1,709
1,882
2,109
1,937
1,902
2005
2006[1]
2007
2008
2009

Return on average ordinary shareholders' equity (%)


12.4
12.3
12.6
12.2
11.9
2005
2006[1]
2007
2008
2009

Earnings per ordinary share ($)


1.11
1.20
1.36
1.25
1.19
2005
2006[1]
2007
2008
2009

Return on average total assets (%)


1.25
1.21
1.24
1.07
1.06
2005
2006[1]
2007
2008
2009

Net dividend per ordinary share (cents)


Special
22.8
24.2
12.3
2005
2006
2007
2008
2009

Total assets ($ billion)


145.1
161.3
175.0
182.9
185.6
2005
2006
2007
2008
2009

Net customer loans ($ billion)


67.1
76.9
92.7
99.8
99.2
2005
2006
2007
2008
2009

Non-performing loan ratio (%)


5.6
4.0
1.8
2.0
2.2
2005
2006
2007
2008
2009

Customer deposits ($ billion)


85.5
95.6
107.0
118.2
121.5
2005
2006
2007
2008
2009

Cumulative impairment/Non-performing assets (%)


69.0
79.2
111.8
110.5
105.0
2005
2006
2007
2008
2009

Shareholders' equity ($ billion)


14.9
16.8
17.3
15.6
19.0
2005
2006
2007
2008
2009

Capital adequacy ratios (%)[2]


Tier 1
Total
16.1
16.3
14.5
15.3
19.0
11.0
11.0
10.0
10.9
14.0
2005
2006
2007
2008
2009

1 Excluding one-time income/gain, comprising special dividend from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited.

2 The Group adopted Basel II framework for its capital adequacy ratio computation in accordance with the revised MAS Notice 637 with effect from January 2008.

Chairman's statement



"...while the Group intends to maximise all growth opportunities in the improving economic climate, we will continue to exercise utmost prudence in all our business activities. The Group takes its responsibility to shareholders seriously, and is committed to protecting their long-term interests."

2009 Review

The financial pandemic that threatened to derail the global economy was largely contained through the concerted efforts of the world's major governments and central banks. This time round, it was the West which bore the brunt of the economic downturn; Asia (with the exception of Japan) proved to be more resilient.

Singapore, which started the year with official forecasts of up to 9.0% contraction in GDP, closed the year with a GDP contraction of 2.0%. The better-than-expected performance was due, to a large extent, to the $20.5 billion package of government incentives in the 2009 Budget to spur lending and save jobs. This, and the resilience of the Asian economies, led to a strong rebound in the second half of the year. The residential property market and the equity market, in particular, staged dramatic comebacks in the low interest-rate environment.

UOB Group's Performance & Dividend

In anticipation of a potential global recession and a poor business climate, the Group had decided to focus on capital and cost management. Determined to avoid retrenchments, the Group prudently imposed a wage freeze. As a result of our tight cost control, the Group was able to reduce the expense-to-income ratio from 39.0% to 38.4% in 2009.

The Group reported an improvement in operating profit by 4.1% to $3.33 billion on the back of stronger operating income. However, this was offset by higher impairment charges and the Group closed the difficult year with an after-tax profit of $1.90 billion, representing a decline of 1.8% over 2008's profit of $1.94 billion.

Negotiations with the British-based Prudential Group for a win-win partnership concluded in January 2010. Under the agreement, Prudential purchased our wholly-owned UOB Life Assurance for a consideration of $428 million, and UOB would distribute Prudential's products in Singapore, Indonesia and Thailand for an initial 12 years. By partnering Prudential, we are confident that the Group's bancassurance business would expand its sales and array of products.

The Board has transferred $300 million to general reserves. It recommends a final one-tier tax-exempt dividend of 40 cents per ordinary share. Together with the interim dividend of 20 cents, total dividend per ordinary share would amount to 60 cents for the year ended 31 December 2009. The Board has also recommended a Scrip Dividend Scheme to give shareholders the option to receive dividends in the form of new ordinary shares in lieu of cash. Subject to the necessary approvals being obtained, the Scheme will be applied to the final dividend for 2009.

2010 Outlook

The financial hurricane caused by the sub-prime mortgage securitisation in the US has subsided. While it is still uncertain whether the economic recovery will be L or V-shaped, there is consensus that Asia will continue to be the vanguard of growth. Projected by the International Monetary Fund to grow by 8.4% in 2010, Asia will remain the focus of international investors. The Singapore government is projecting a GDP growth of 4.5% to 6.5% in 2010.

This optimistic outlook, however, needs to be tempered by three other considerations. The first is that the US and the Western nations still dominate the global economy and a continued slowdown in their consumption power would be a dampener to world trade. A second consideration is the sustainability of China's blistering pace of growth. Thirdly, would 2010 also usher in inflationary pressures and protectionist policies?

So while the Group intends to maximise all growth opportunities in the improving economic climate, we will continue to exercise utmost prudence in all our business activities. The Group takes its responsibility to shareholders seriously, and is committed to protecting their long-term interests. The fragility of institutions which have put short-term gains above long-term interests in the past two years is a timely reminder of the need to balance profit growth with sound risk management policies and good corporate governance.

Acknowledgement

The management and staff of the Group have rallied strongly during the past difficult year. I take this opportunity to thank them for their understanding and dedication.

Board directors have also borne the additional responsibilities required by new corporate governance measures with alacrity. I thank them for their wise counsel and invaluable contributions.

Finally, I would like to express the Board's appreciation to our shareholders and customers who have stood by us during the economic downturn. Your confidence and trust will spur us to scale greater heights in the years ahead.

Wee Cho Yaw
February 2010

Deputy Chairman & Chief Executive Officer's report

2009 was an exceptionally challenging year for the global banking industry. With the onslaught of the global crisis, liquidity and credit seized up, financial markets suffered severe stress, and 'systemic risk' at its worst was experienced. Unconventional policies were implemented by governments the world over to uphold confidence in the financial system. The swift and co-ordinated responses by policy-makers globally helped mitigate the fall-out on the real economy during the year.

Delivering a resilient performance

UOB was not spared from the global crisis. But our prudent and disciplined approach, consistent focus on core fundamentals and pro-active management of our business underpinned the Bank's overall resilience and sustained performance.

Despite the difficult global environment, we achieved a record operating profit of $3.33 billion in 2009, an increase of 4.1% from 2008. The performance was underscored by the stability of the Group's core operating franchise. As a commercial bank, we benefited from the industry's return to the basics of banking. Despite the economic downturn, net interest income rose 2.7% to $3.67 billion and non-interest income increased 3.4% to $1.73 billion. Net interest margin was at a record high of 2.36%, while total net customer loans held steady at $99.2 billion. Expenses were well-managed, with the expense-to-income ratio improving to 38.4%. Sustainable revenue streams and effective cost discipline helped cushion the rise in impairment charges as we rode the credit cycle. As a result, we closed the year with a net profit after tax of $1.90 billion.

We adopted a more cautious stance during the year, focusing on preserving our balance sheet strength. Non-performing loan ratio stood at 2.2% as at end-2009, higher than 2.0% as at end-2008 but down from the peak of 2.4% during the year. Individual impairments stabilised. We continued to conservatively set aside collective impairments to withstand any potential shocks. Pro-active steps to rebalance our portfolio reduced the relative risk-weighting of our assets, reinforcing the strength of our portfolio. We remained well-capitalised with our Tier 1 and total capital adequacy ratios rising to 14.0% and 19.0% respectively as at end-2009.

Staying focused on our core franchise

During the turbulent times, we focused on our core competencies and key markets while strengthening our customer franchise.

Continued growth in key markets and businesses

We sharpened our focus on our home market, Singapore, a key driver of our 2009 performance. We continued to expand our Singapore-dollar loans by 7.0% and maintained our market leadership with the largest Singapore-dollar loan book at $60 billion as at end-2009. Our housing loan portfolio was a beneficiary of the buoyant property market as we captured more market share and remained a key leader in private residential loans. In the business loans segment, overall industry growth in 2009 was muted as activities slowed. But we continued to strengthen our franchise with the small and medium enterprise ("SME") and corporate customers through this downturn. UOB was also a leading player in the Government Assistance Scheme.

Offshore net profit before tax grew by a respectable 22.6%, led by our core ASEAN operations. Overall revenue was sustained, and expenses and asset quality were under control as we focused on target segments. In Malaysia, our net profit before tax grew 17.6% to RM656 million ($271 million) and we were a leading player among foreign banks in housing loans, investment fund sales and bancassurance. In Thailand, net profit before tax

"UOB was not spared from the global crisis. But our prudent and disciplined approach, consistent focus on core fundamentals and pro-active management of our business underpinned the Bank's overall resilience and sustained performance."



increased 2.7% to THB1.83 billion ($78 million) largely on lower impairment charges. In Indonesia, our net profit before tax was up 46.8% at IDR1.10 trillion ($153 million) as we saw good growth amid increasing stability in the macro-environment.

We also continued to invest in fast-growing economies and extend our regional reach. In China, we opened two new offices – Tianjin Branch and Beijing Dongcheng Sub-Branch – to extend our business reach and offerings to customers. In India, we opened our Mumbai Branch in December 2009. Our asset management arm, UOB Asset Management ("UOBAM"), set up a new Japan office and struck alliances with India's UTI International (Singapore) and South Korea's HI Asset Management.

In line with our strategic resource allocation, we sold UOB Life Assurance to Prudential Singapore Holdings ("Prudential") in January 2010 and formed a regional alliance with Prudential to distribute life, accident and health insurance products in Singapore, Thailand and Indonesia. By leveraging our distribution strength and the manufacturing expertise of a leading insurance player, we aim to more effectively tap the region's bancassurance potential.

Deepening relationship with customers

We continued to support the needs of our valued customers and deepen our engagement with them on various fronts.

New products and services were introduced during the year. For instance, in Singapore, UOB became the first and only bank to offer credit cards with a choice of five major payment networks – Visa, MasterCard, China UnionPay, JCB and American Express; and UOBAM launched the first China A-Shares exchange-traded fund listed on the Singapore Exchange.

Steering a steady course

I was appointed as the Bank's Chief Executive Officer in 2007, a year which began with a buoyant economic forecast before the US sub-prime mortgage crisis sent markets crashing. The huge after-shocks and the unexpected speed and magnitude of the financial tsunami swept the world in 2008 and continued into 2009.

Like everyone, we were alarmed to see the breakdown of the financial system. We faced tremendous external pressure to take drastic measures, whether on capital, employees or costs, but decided against knee-jerk reactions. Instead, we closely monitored the crisis and carefully assessed our exposure on all fronts. We weighed our options and made the necessary judgement calls. Although our exposure was manageable, we still put in place contingency plans and carried out a battery of rigorous stress tests. We decided that, instead of raising capital, we would preserve it, gradually shifting our portfolio towards lower-risk, better-rated assets. These were some of the thought processes and actions which we took as we navigated through the choppy waters.

Looking back, we have done reasonably well and remain in good financial health. UOB's long-standing focus on the basics of banking, building a sustainable franchise and a strong bench strength have helped us ride through a most challenging period. This approach has also contributed to a resilient and sound portfolio.

As the global banking landscape transforms and unfolds, UOB will continue to be nimble in seizing opportunities and effectively manage risks for ourselves and our customers. We are set to take advantage of this transformation, in our quest to become a premier bank in Asia Pacific.

Outside Singapore, we launched the UOB Express Cheque Clearance Solution in Malaysia to help Malaysian exporters reduce the clearing time of their Singapore dollar-denominated cheques; and we were the pioneer in Indonesia in distributing a Syariah index fund. In addition, we launched Chinese yuan services for corporate customers in Singapore and Malaysia.

To enhance customer experience, we reduced customer waiting time and unit cost by re-engineering processes in the Call Centre, and introduced round-the-clock servicing of ATMs and self-service machines. We further upgraded our information technology infrastructure to improve service delivery at customer touch-points. Our pursuit of customer service excellence was recognised when over 400 UOB staff were acknowledged at the Excellent Service Awards in 2009, making us the largest winner in the banking and financial services sector in Singapore.

We view banking as a long-term partnership with our customers, weathering different business cycles together. Each cycle allows us to better understand our customers' needs and the risks they undertake. 2009 was a tumultuous year but it was also an opportunity for us to deepen our relationship and trust with customers.

Strengthening our regional capabilities for growth

In 2009, we continued to invest in our infrastructure and capabilities to position for the upturn.

Operating as a more integrated regional bank

We re-aligned our organisation to be more segment-led across key markets, to achieve more scale and synergies regionally. Global segment heads are responsible for driving business growth across markets, with decision-making balanced with a geographical perspective. This move empowers us to further replicate our capabilities in various business lines across the region.

In the retail segment, we are leveraging our successful operating models to expand mortgage, credit card and wealth management businesses in each key country. For the SME and larger corporate segments, we are putting in place regional industry specialisation to tap growth opportunities in the different countries.

As a commercial bank with an Asian franchise, we differentiate ourselves by providing our customers with seamless access to the regional network across all cities in which we operate. With this regional connectivity, we are well-placed to serve the increasing intra-regional needs of individuals and companies. We also see increasing opportunities to serve large corporate customers operating in Asia.

To support this vision, we continue to build integrated systems across the Group for robustness, scalability and greater cross-border synergies. It is an on-going process, requiring disciplined execution and long-term commitment. We are heartened by some early successes in our regional credit cards, loans and credit processing, and inter-country ATM network.

"We are well-poised to ride on the post-crisis recovery. Our strong capital base and balance sheet give us the flexibility and confidence to seize opportunities when they arise."

Developing our people

The key to success in our transformation to an integrated regional bank is people. We are taking active steps to develop a strong regional talent pool that is adept at operating seamlessly across borders.

Staff development and training remained a key focus despite the economic downturn. We tied up with established universities to conduct courses like the Impactful Managers Programme and Inspirational Leaders Programme. We also continued to invest in new talent to support business development. Through a combination of technical and soft skills, we want to ensure that the future senior team of UOB is made up of individuals with diverse exposures and experiences from more than one discipline, across borders.

Nurturing talent is a long-term effort, a journey sustained by our corporate culture and stable management team.

Engaging the community

Even as we grow our business, we want to build an organisation with a heart and soul, with our colleagues and in the communities where we operate. Beyond donations to specific beneficiaries, we encourage our staff to engage in volunteerism through the UOB Heartbeat programme.

We remain a strong supporter of Singapore's visual arts scene and have been named the Distinguished Patron of the Arts by the National Arts Council for the fifth year running. We continue to provide a platform for nurturing local artists through our annual flagship UOB Painting Of The Year ("POY") Competition and Exhibition. In 2009, we partnered Japan's prestigious Fukuoka Asian Art Museum ("FAAM") to give outstanding local artists a regional palette through the UOB-FAAM Residence Programme, where we sponsor the UOB POY winner to attend a one-month art residence programme at FAAM.

Looking ahead

The global economy appears to be getting back on its feet. However, 2010 will be volatile, as global banks continue to restructure their balance sheet and the de-leveraging process takes time to work through. Asia is well-positioned for the post-crisis era, barring major global shocks.

We enter 2010 mindful of the on-going challenges, yet confident that we have what it takes to move ahead. We are well-poised to ride on the post-crisis recovery. Our strong capital base and balance sheet give us the flexibility and confidence to seize opportunities when they arise. Our long-term strategy is intact with regional pillars in place. The focus now is to harness the potential of our network of over 500 offices across the region by building an integrated and seamless regional platform. This will empower us to effectively capture opportunities from rising cross-border business flows and better manage risks.

As a long-term player, we remain disciplined and prudent at all times, balancing growth and stability. We will continue to stay market-driven, manage risks effectively and build sustainable growth.

Finally, the Bank's resilient performance would not have been possible without the invaluable advice of our Board directors, hard work put in by the management and staff, and the support of our loyal customers. To all of you, I would like to record my deep appreciation.

Wee Ee Cheong
February 2010

Board of directors

Wee Cho Yaw



Wee Ee Cheong



Wee Cho Yaw
Chairman
Age 81. Dr Wee has been the Chairman and Chief Executive Officer ("CEO") of UOB since 1974. He relinquished his position as CEO on 27 April 2007. He was appointed to the Board on 14 May 1958 and last re-appointed as Director on 29 April 2009. He is the Chairman of the UOB Executive and Remuneration Committees, and a member of the Nominating Committee.

Dr Wee is the Chairman of UOB subsidiaries, Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia) and United Overseas Bank (Thai) Public Company, President Commissioner of PT Bank UOB Indonesia and PT Bank UOB Buana, and Supervisor of United Overseas Bank (China). He is the Chairman of United International Securities, Haw Par Corporation, UOL Group, Pan Pacific Hotel Group, United Industrial Corporation, and Singapore Land and its subsidiary, Marina Centre Holdings. He is also the Chairman of Wee Foundation. He is the former Chairman of Overseas Union Enterprise.

Dr Wee was conferred the Businessman Of The Year award twice at the Singapore Business Awards in 2001 and 1990. In 2006, he received the inaugural Credit Suisse-Ernst & Young Lifetime Achievement Award for his outstanding achievements in the Singapore business community. In 2009, he was conferred the Lifetime Achievement Award by The Asian Banker. Dr Wee is the Honorary President of Singapore Chinese Chamber of Commerce & Industry, Pro-Chancellor of Nanyang Technological University and President of Singapore Federation of Chinese Clan Associations. He received Chinese high school education and was conferred Honorary Doctor of Letters by the National University of Singapore in 2008.

Wee Ee Cheong
Deputy Chairman &
Chief Executive Officer
Age 57. Mr Wee joined UOB in 1979. He was appointed to the Board on 3 January 1990 and last re-elected as Director on 29 April 2009. He has been an executive director since 1990 and is a member of the UOB Executive Committee.

Mr Wee served as the Deputy Chairman and President of the Bank from 2000 to April 2007 and was appointed as Chief Executive Officer ("CEO") on 27 April 2007. He currently holds the position of Deputy Chairman and CEO.

He is a director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia), United Overseas Bank (Thai) Public Company and United International Securities. He is the Chairman of United Overseas Bank (China) and a commissioner of PT Bank UOB Buana.

Mr Wee is the current Chairman of The Association of Banks in Singapore. He serves as a director of Wee Foundation and Institute of Banking & Finance, and a council member of Singapore Chinese Chamber of Commerce & Industry. He is a member of the Board of Governors of the Singapore-China Foundation. He is also a member of Visa Inc Asia Pacific Advisory Council, India-Singapore CEO Forum and Advisory Board of the INSEAD East Asia Council. He had previously served as the Deputy Chairman of Housing & Development Board, and a director of Port of Singapore Authority, UOL Group and Pan Pacific Hotel Group.

He holds a Bachelor of Science (Business Administration) and a Master of Arts (Applied Economics) from The American University, Washington, DC.

Ngiam Tong Dow
Age 72. Mr Ngiam was appointed to the Board on 1 October 2001 and last re-appointed as Director on 29 April 2009. An independent and non-executive director, he is a member of the Bank's Executive and Nominating Committees. He is a director of Far Eastern Bank, a UOB subsidiary.

Mr Ngiam is also a director of Singapore Press Holdings and Yeo Hiap Seng. He served as the Chairman of Housing & Development Board from 1998 to 2003 and Chairman of Surbana Corporation Pte Ltd from 2003 to 2008. He has a distinguished public service career, having held the post of Permanent Secretary in the Prime Minister's Office and the Ministries of Finance, Trade and Industry, National Development, and Communications. He is the former Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, and the former Deputy Chairman of the Board of Commissioners of Currency, Singapore.

He holds a Bachelor of Arts (Economics, Hons) from the University of Malaya, Singapore, and a Master of Public Administration from Harvard University, USA.

Cham Tao Soon
Age 70. Prof Cham was appointed to the Board on 4 January 2001 and last re-elected as Director on 30 April 2008. An independent and non-executive director, he is the Chairman of the Bank's Audit Committee and a member of the Bank's Executive, Nominating and Remuneration Committees. Prof Cham is a director of the Bank's subsidiaries, namely, Far Eastern Bank and United Overseas Bank (China). He is the Chairman of NSL Ltd, MFS Technology, Singapore Symphonia Company and Singapore-China Foundation, and Deputy Chairman of Singapore Press Holdings. He is a director of WBL Corporation, Soup Restaurant Group and Singapore International Foundation. He is a former director of Adroit Innovations, Keppel Corporation, Land Transport Authority, TPA Strategic Holdings and Robinson & Company.

Prof Cham is the Chancellor and Chairman of SIM University and founding President of Nanyang Technological University from 1981 to 2002. He serves as a member of the Council of Presidential Advisers.

He holds a Bachelor of Engineering (Civil, Hons) from the University of Malaya, a Bachelor of Science (Mathematics, Hons) from the University of London and a Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. He is also a Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

Ngiam Tong Dow



Cham Tao Soon



Board of directors

Wong Meng Meng



Yeo Liat Kok Philip



Wong Meng Meng
Age 61. Mr Wong was appointed to the Board on 14 March 2000 and last re-elected as Director on 27 April 2007. An independent and non-executive director, Mr Wong is the Chairman of the Bank's Nominating Committee. He is also a director of Far Eastern Bank, a UOB subsidiary.

Mr Wong is a lawyer by profession, and a Senior Counsel. He is the founder-consultant of WongPartnership LLP. He is a member of the Senate of the Academy of Law, Public Guardian Board and Advisory Board of the Faculty of Law, National University of Singapore. Mr Wong also serves on the boards of Mapletree Logistics Trust Management Ltd and Energy Market Company Pte Ltd. He had previously served as a member of the Military Court of Appeal and Advisory Committee of the Singapore International Arbitration Centre.

Mr Wong has consistently been acknowledged as one of the world's leading lawyers in leading directories such as The International Who's Who of Commercial Litigators, The Guide to the World's Leading Experts in Commercial Arbitration, Asialaw Leading Lawyers, PLC Cross-border Dispute Resolution: Arbitration Handbook, The International Who's Who of Construction Lawyers and Best Lawyers International: Singapore, amongst others.

Yeo Liat Kok Philip
Age 63. Mr Yeo was appointed to the Board on 26 May 2000 and last re-elected as Director on 30 April 2008. An independent and non-executive director, he is a member of the Bank's Executive, Audit and Remuneration Committees. He is a director of Far Eastern Bank, a UOB subsidiary.

Mr Yeo is the Special Advisor for Economic Development in the Prime Minister's Office and Chairman of SPRING Singapore. Recognised for his contributions to Singapore's economic development and pioneering role in promoting and developing the country's information technology, semiconductor, chemical and pharmaceutical industries, Mr Yeo brings to the Bank wide government and private sector experience over a 35-year career.

He is the Chairman of Accuron Technologies Pte Ltd, MTIC Holdings Pte Ltd, Singapore Aerospace Manufacturing Pte Ltd, Ascendas Property Fund Trustee Pte Ltd and Hexagon Development Advisors. He is the former Chairman of the Agency for Science, Technology & Research ("A*STAR") and Dornier MedTech GmbH.

Mr Yeo holds a Bachelor of Applied Science (Industrial Engineering) and an honorary Doctorate in Engineering from the University of Toronto, an honorary Doctorate in Medicine from the Karolinska Institutet, Sweden, a Master of Science (Systems Engineering) from the University of Singapore, a Master of Business Administration from Harvard University, USA, and a Doctor of Science from Imperial College, London.

Lim Pin
Age 74. Prof Lim was appointed to the Board on 1 October 2001 and last re-appointed as Director on 29 April 2009. An independent and non-executive director, he is a member of the Bank's Nominating and Remuneration Committees. He is a Professor of Medicine at the National University of Singapore ("NUS") and Senior Consultant at the National University Hospital. He has been accorded the highest academic title of 'NUS University Professor'.

Prof Lim is the Chairman of the National Wages Council, Bioethics Committee, Singapore, Singapore Millennium Foundation, Singapore-MIT Alliance for Research & Technology ("SMART") and Special Needs Trust Company. He is a director of Raffles Medical Group. He served as the Vice-Chancellor of NUS, Deputy Chairman of the Economic Development Board, Chairman of the National Longevity Insurance Committee and a board member of the Singapore Institute of Labour Studies. He is also the Deputy Chairman of Lee Kuan Yew Water Prize Council.

Prof Lim holds a Master of Arts and a Doctor of Medicine from the University of Cambridge, UK. He is a Fellow of the Academy of Medicine of Singapore ("FAMS"), FRCP (London) and FRACP.

Thein Reggie
Age 69. Mr Thein was appointed to the Board and Audit Committee on 28 January 2008 and last re-elected as Director on 30 April 2008. In 1999, he retired as Senior Partner, Coopers & Lybrand Singapore, the legacy firm of PricewaterhouseCoopers, after 37 years with the firm. Mr Thein is currently a director and the Chairman of the audit committees of several listed companies, namely GuocoLand, GuocoLeisure, Haw Par Corporation, MFS Technology, FJ Benjamin Holdings, MobileOne, Keppel Telecommunications and Transportation, and Otto Marine. He is a former director of Lindeteves-Jacoberg, Pearl Energy and Grand Banks Yachts.

Mr Thein is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Singapore. He is also a member of the governing council of the Singapore Institute of Directors. Mr Thein was awarded the Public Service Medal by the President of Singapore in 1999.

Lim Pin



Thein Reggie



Principal officers

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer

Chong Kie Cheong
Group Institutional Financial Services & Private Banking
Mr Chong joined UOB in 2005. He leads the Group's institutional financial business, focusing on medium enterprises and large corporates. He oversees the Transaction Banking, Structured Trade & Commodity Finance, Ship Finance and Private Banking businesses. Mr Chong holds a Bachelor of Social Sciences (Hons) in Economics from the University of Singapore. He has more than 30 years of experience in the financial industry.

Lee Chin Yong Francis
Group Retail
Mr Lee joined UOB in 1980. He leads the Group's retail business for consumers and small business customers. Prior to his appointment in Singapore in 2003, he was the Chief Executive Officer ("CEO") of UOB (Malaysia). Between 2003 and 2008, Mr Lee was the Head of International and spearheaded the Group's expansion in the region. He was also responsible for the Bank's consumer banking business in Singapore and the region. He holds a Malaysia Certificate of Education and has 31 years of experience in the financial industry.

Ong Sea Eng Terence
Global Markets & Investment Management
Mr Ong joined UOB in 1982. He leads the Group's treasury, asset management and financial institutions group businesses. He holds a Bachelor of Accountancy from the University of Singapore. Mr Ong has more than 20 years of experience in treasury services and operations.

Chan Vivien
Group Legal & Secretariat
Mrs Chan joined UOB in 1981. She holds a Bachelor of Law (Hons) from the University of Singapore. She was appointed as Group Secretary and Head of Legal in 1988.

Cheo Chai Hong
International Strategy
Mr Cheo joined UOB in 2005. He leads the team that drives the strategy and performance of the overseas banking subsidiaries and branches. Mr Cheo holds a Bachelor of Business Administration (Hons) from the National University of Singapore. He has 31 years of experience in corporate and investment banking, project and ship finance, and credit management and approvals.

Chew Mei Lee
Group Compliance
Ms Chew joined UOB in 2006 as Group Head of Compliance. She holds a Bachelor of Laws (Hons) from the University of Malaya, Malaysia, and was admitted to the Malaysian Bar to practise as an Advocate and Solicitor of the High Court of Malaya in 1979. She has served as global and regional head in compliance, legal and corporate secretariat capacities in her 30 years in the financial services industry.

Hwee Wai Cheng Susan
Group Technology & Operations
Ms Hwee joined UOB in 2001. She is responsible for the provision of information technology and banking operations services and infrastructure to ensure quality service delivery and operational efficiency. She holds a Bachelor of Science from the National University of Singapore and has 28 years of experience in banking and operations.

Khoo Boo Jin Eddie
Group Personal Financial Services
Mr Khoo joined UOB in 2005. He holds a Bachelor of Business Administration in Finance and Management from the University of Oregon, USA. He has 23 years of experience in consumer banking.

Lee Wai Fai
Chief Financial Officer
Group Finance & Corporate Services
Mr Lee joined UOB in 1989. He holds a Bachelor of Accountancy (Hons) from the National University of Singapore and a Master of Business Administration in Banking and Finance from the Nanyang Technological University, Singapore. He has more than 20 years of experience in finance and administration.

Liew Khiam Soong Peter
Group Credit (Corporate & Financial Institutions Group)
Mr Liew joined UOB in 2000. He oversees the credit approval for corporations and financial institutions. He holds a Bachelor of Commerce (Hons) in Banking and Finance from the University of Birmingham, England. He has close to 30 years of corporate experience, with stints in foreign banks in a number of countries.

Ngeo Swee Guan Steven
Group Credit (Retail)
Mr Ngeo joined UOB in 1982. He leads the credit approval team for the consumer, high networth and small business segments. Mr Ngeo holds a Bachelor of Arts from the National University of Singapore. He has 27 years of experience in corporate banking and had served in UOB (Malaysia) and UOB (Thai).

Ngo Victor
Group Audit
Mr Ngo joined UOB in 2004. He holds a Bachelor of Applied Science in Computer Science and Operations Management from the University of Technology, Sydney, a Master of Business Administration from Deakin University, Australia, and an Executive Master of Science in Finance from Baruch College, City University of New York, where he was elected to the Beta Gamma Sigma Honor Society. He is a Certified Information Systems Auditor and a Fellow of the Australian Society of Certified Practising Accountants. He has 22 years of experience in banking.

Tay Tong Poh
Group Investment Banking
Mr Tay joined UOB in 2006. He holds a Bachelor of Electrical Engineering from the University of Southern California, USA, and a Master of Business Administration in Finance from The University of Chicago Booth School of Business, USA. He has 20 years of experience in corporate and investment banking.

Tham Kah Jin Eric
Group Commercial Banking
Mr Tham joined UOB in 2003. He oversees the Group's business for small and medium enterprises, and spearheads the business expansion for this segment. Mr Tham holds a Bachelor of Business Administration from the University of Singapore and a Master of Business Administration in Accountancy from the Nanyang Technological University, Singapore. He has 30 years of experience in the financial industry.

Tham Ming Soong
Group Risk Management
Mr Tham joined UOB in 2005. He holds a Master of Applied Finance from Macquarie University, Australia, and is a Fellow of the Financial Services Institute of Australasia. He has more than 25 years of experience in the financial services industry.

Wee Joo Yeow
Corporate Banking Singapore
Mr Wee joined UOB in 2002. He holds a Bachelor of Business Administration (Hons) from the University of Singapore and a Master of Business Administration from New York University, USA. Mr Wee has more than 30 years of corporate banking experience.

Wong Mei Leng Jenny
Group Human Resources
Ms Wong joined UOB in 2005. She holds a Bachelor of Arts (Hons) from the University of Singapore and a Graduate Diploma in Personnel Management from the Singapore Institute of Management. She is a seasoned human resource practice leader with many years of experience in managing human resources.

Yeo Eng Cheong
Group Credit (Middle Market & Structured Trade & Commodity Finance)
Mr Yeo joined UOB in 1986. He holds a Bachelor of Business Administration (Hons) from the University of Singapore. He has more than 30 years of experience in commercial banking.

Major Overseas Banking Subsidiaries

Armand B Arief
President Director
PT Bank UOB Buana
Mr Armand was appointed as President Director of UOB Buana in 2007. He holds a Bachelor of Business Administration from Curry College, Milton, Massachusetts, USA, and a Master of Business Administration from Suffolk University, Boston, Massachusetts, USA. He has more than 20 years of experience in the banking industry and ten years in the consumer goods and hospitality industries.

Chan Kok Seong
Chief Executive Officer
United Overseas Bank (Malaysia) Bhd
Mr Chan was appointed as CEO of UOB (Malaysia) in 2003. He holds a Bachelor of Accounting from the University of Malaya, Malaysia, and is a member of The Malaysian Institute of Certified Public Accountants. He has 25 years of experience in banking.

Iwan Satawidinata
President Director
PT Bank UOB Indonesia
Mr Iwan joined UOB Indonesia (formerly PT United Overseas Bank Bali) in 1991. He was appointed as President Director in 2006. He held senior positions in commercial and corporate lending as well as branches development in the bank prior to his current appointment. He holds a Bachelor of Business Administration from the University of Southern California, USA.

Tan Kian Huat
President & Chief Executive Officer
United Overseas Bank (China) Limited
Mr Tan was appointed as President and CEO of UOB (China) in 2008. He holds a Bachelor of Science (Hons) from the University of Leeds, UK, and a Master of Business Administration from the University of Bradford, UK. He has 26 years of experience in the banking industry.

Wong Kim Choong
President & Chief Executive Officer
United Overseas Bank (Thai) Public Company Limited
Mr Wong was appointed as President and CEO of UOB (Thai) in 2004. Prior to his current appointment, he served in UOB and UOB (Malaysia). Mr Wong holds a Bachelor of Commerce from the University of Toronto, Canada. He has 26 years of experience in banking.

In 2009, the Bank re-aligned its organisation to be more segment-led across its key markets, with the aim of achieving greater efficiency and ensuring a consistent customer experience across geographies. All support functions within the UOB Group were also re-aligned to support the segment-led businesses.


UOB PRVI AMERICAN EXPRESS® CARD.
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UOB
The partnership with American Express to introduce the UOB PRVI American Express Card made UOB the only bank in Singapore to represent five major brands: Visa, MasterCard, China UnionPay, JCB and American Express.

Key Business Units

The Bank's key business units comprise Personal Financial Services, Privilege Banking, Private Banking, Business Banking, Commercial Banking, Corporate Banking, Financial Institutions Group and other specialist teams, Global Markets and Investment Management.

Personal Financial Services

Personal Financial Services ("PFS") focuses on the wealth management, borrowing and transaction needs of the mass and mass affluent segments. It covers Secured Loans, Cards & Payment Products, Deposits, Investment & Treasury Products, Insurance and Privilege Banking.

Secured Loans

UOB remained a key leader in the private residential home loan business in Singapore. In March 2009, the Bank brought home financing closer to customers through a tie-up with Singapore Post. This collaboration enables customers to take up UOB HDB Home Loans at 12 Singapore Post branches and effectively extends our reach to customers.

In Malaysia, where we have a creditable share of the residential housing loan market, we focused on commercial property financing, refinancing and new end-financing projects targeting residential and commercial properties. During the year, our mortgage loan business in Thailand and Indonesia grew. In China, we will leverage our mortgage business and experience in Shanghai for expansion to other Chinese cities.

Cards & Payment Products

UOB continued to scale new heights in the credit card business in Singapore. In March 2009, UOB beat 21 other nominated banks in Asia to receive the award for Excellence in Credit Card Management in Asia by The Asian Banker. The award was a recognition of the Bank's strengths in product innovation, portfolio performance and superior above-the-line campaigns.

In September 2009, UOB partnered American Express to introduce the UOB PRVI American Express Card in Singapore. This partnership made UOB the first and only bank in Singapore to offer credit cards with a choice of five major payment networks: Visa, MasterCard, China UnionPay, JCB and American Express.

UOB has the largest base of merchants for consumer and commercial credit card acceptance. The latter supports a leading commercial payment business which encompasses corporate, purchasing and business cards. In addition, UOB Integrated Business Solutions offers one-stop payment and travel-related services to commercial clients. The success of our solutions is evident in our expanding base of clients, ranging from small and medium enterprises ("SMEs") in Singapore to top multi-national corporations ("MNCs").

In November 2009, we launched two debit cards with NETS FlashPay contactless capability – UOB Direct Visa Debit Card and UOB NETS FlashPay. These cards comply with the new Contactless e-Purse Application System standard, allowing customers to use it for transport, retail purchases and cash access at ATMs worldwide. The UOB Direct Visa Debit Card can also be used for online transactions and comes with UOB Card privileges and rebates.


UOB
direct
VISA
UOB
NETS
FlashPay

UOB Direct Visa Debit Card and UOB NETS FlashPay are multi-function cards with NETS FlashPay contactless capability.


UOB
United Overseas Bank

The UOB Care 4 Kids Fixed Deposit by UOB (Thai) is a parent-child joint account that offers free personal accident insurance cover for the parent.

In Malaysia, we actively strengthened our alliances with key merchants and will continue to build up our card acquisition team to further broaden our presence. In Indonesia, we made significant in-roads to becoming a major player there. In Thailand, we launched a ground-breaking UOB Titanium Card to cater to the much sought-after emerging affluent segment. This credit card provides personal accident insurance coverage of up to eight times of a cardmember's monthly spend and offers eight times the loyalty rewards at selected merchant outlets.

Deposits

In Singapore, we launched a campaign to offer customers a promotional interest rate when they deposit funds into a UOB Passbook Savings Account and Uniplus Account. Another promotion was launched to acquire new UOB i-Account customers and reward existing ones.

In Malaysia, we launched a promotion offering product bundles – deposits tied with investment and insurance products. Such product bundles allowed us to better address customers' savings and investments needs. We also launched UOB eAccount, an online savings account, which received encouraging response from retail, trade and corporate customers.

In Indonesia, we launched several deposit campaigns to acquire new customers. We also introduced the UOB High Yield Account, following the successful launch of this product in Singapore in 2007 and Malaysia in 2008. In China, we had a campaign which offered higher interest rates to attract retail deposits. In Thailand, we launched the UOB Care 4 Kids Fixed Deposit, a parent-child joint account that offers free personal accident insurance cover for the parent.

Investment & Treasury Products

In Singapore, we continued to offer capital-guaranteed structured products, enabling investors to enjoy the certainty of capital guarantee while staying invested. Investors' appetite for funds increased significantly, leading to a boost in volume, as signs of economic stabilisation, better-than-expected corporate earnings and modestly better employment numbers returned. During the year, we increased our Maxiyield (Dual Currency) customer base and re-activated dormant accounts.

In Malaysia, we focused on launching products with significant value to investors and worked closely with OSK-UOB Unit Trust Management to develop unique capital-protected funds and equity investment ideas to meet market demands. We launched three exclusive capital-protected funds and ran a series of investment campaigns focusing on core funds and themes. One of our key solutions was our Monthly Investment Plan scheme which encouraged customers to invest smaller amounts on a regular basis. These customers benefited when the markets improved in 2009.

In Indonesia, we launched capital-protected funds using government bonds as an underlying instrument. We offered principal-protected funds denominated in Indonesian rupiahs and US dollars to conservative investors who seek capital-protection. We also launched two fixed-income funds denominated in US dollars, a Syariah balanced fund and a Syariah index fund, and received positive responses from customers. We were the pioneer in distributing the Syariah index fund.



A Private Banking Centre at UOB Plaza 1 was opened in January 2009 to better serve clients.

In Thailand, we introduced a series of protected funds using sovereign bonds as the underlying instrument. United Overseas Bank (Thai) ("UOB (Thai)") was one of the selected banks to distribute a series of bonds issued by the Thai government in the first half of 2009. In China, we focused on offering capital-guaranteed structured products to customers.

Insurance

Customers' preference for regular-premium endowment plans, whole-life protection plans and single-premium plans during the year resulted in growth in the bancassurance business in Singapore. This enabled us to achieve a bigger share of the bancassurance market for regular-premium plans. A regular-premium plan with a shorter premium-payment period, UOB Life Maxi Harvest, was launched during the year. This plan allows customers to save for three years and see their savings grow for the next ten years while enjoying insurance protection at the same time.

In Malaysia, the bancassurance business saw significant growth in 2009. The launch of a regular-premium endowment product, Cash Assure, was a huge success. The regular cash payouts offered by the product provide customers with an alternative to deposits, while enjoying the benefit of insurance coverage. In our product-bundling campaigns, customers who signed up for selected life insurance products were offered higher interest rates on their deposits.

Investment-linked insurance products providing guaranteed payouts at maturity were well-received by customers in Indonesia. We also launched a product-bundling campaign offering customers who invested in our endowment plans a higher rate on their deposits.

In Thailand, we had a successful launch of Thanarak 9, a six-year single-premium product that offers a guaranteed coupon of 3% payable at the end of the first policy year and every year thereafter until maturity.

In China, we partnered Manulife-Sinochem to launch an investment-linked insurance product for clients who are seeking a balance between investment returns and protection. This product covers natural death and offers accidental death benefits to clients. We will build on this experience to scale up our bancassurance business in China.

Privilege Banking

Privilege Banking provides an array of wealth management solutions to the mass affluent segment. Clients can seek sound advice and banking solutions from their dedicated Relationship Managers and have access to a team of Treasury, Investments and Insurance Specialists. Preferential privileges are also extended to clients through exclusive financial products and services.

In recent years, we have invested heavily in developing the Privilege Banking platform by upgrading infrastructure, introducing specialist platforms, improving product offering, and training Relationship Managers through the UOB-NUS Executive Certificate in Wealth Management programme.

Private Banking

Private Banking serves high networth clients. Our primary objective for the year was to guide clients through this difficult period and to position their asset allocation and portfolios for economic recovery.

We continued to build on our foundation, investing in technology, platform and people. In particular, Relationship Managers and Investment Advisers were put through vigorous training programmes such as the SMU-UOB Advanced Diploma in Private Banking, Financial Industry Competency Standards accreditation and soft-skills development. We opened a Private Banking Centre at UOB Plaza 1 during the year to better serve clients.

Business Banking
Business Banking serves small businesses. The economic environment was a challenging one in 2009 with the global downturn and resulting credit crunch. In Singapore, amid waning demand and tighter credit terms, Business Banking not only continued to lend to this segment, but also embraced additional products such as the Government Assistance Scheme. In partnership with government agencies, Business Banking continued to support customers with the extension of government loans and was a key participant in the Government Assistance Scheme.

Similarly in Malaysia, the small business segment received strong support from us and Bank Negara Malaysia through the Working Capital Guarantee Scheme which Business Banking participated actively in.

In Thailand, the pilot launch of the Business Credit Application System was initiated to increase loan processing speed and capacity while ensuring more consistent execution of credit underwriting standards.

Commercial Banking
Commercial Banking serves the SME segment. In Singapore, UOB maintained its dominant position in the SME segment and was named the Best SME Bank in Asia Pacific at The Asian Banking and Finance Retail Banking Awards 2009. The timely introduction of the Government Assistance Scheme alleviated the difficult economic situation by extending much needed liquidity to companies. UOB is one of the leading financial institutions for government assistance schemes in terms of market share based on loan approval volume. Coupled with diligent account management, the non-performing loan ratio for this customer segment remained low and overall income was commendable.

Outside Singapore, we are building industry specialisation in our key markets to focus on core growth areas and tap opportunities. At the same time, in each of these markets, we maintain our presence in key geographical areas with high commercial activities to ensure close interaction with customers.

In the wake of the economic recovery, we will continue to leverage our regional footprint to be the preferred partner to our customers in their regionalisation efforts and deepen our relationships with them.

Corporate Banking
In Singapore, credit spread improved and substantial fee income was earned across all industries. Loan growth momentum slowed in line with the economy. Nevertheless, as credits tightened in the aftermath of the global financial crisis, we took the opportunity to strengthen relationships with key customer groupings. To deepen our market share of the corporate customers' wallet and leverage our global linkages, we continued to reach out to foreign-owned companies and MNCs across all industries in Singapore.

In our key regional markets, we embarked on a strategic client coverage model to deliver a comprehensive financial package to key corporate groupings across geographies and products. Within each country, we re-organised existing resources by industry specialisation to sharpen focus on key growth industries. In addition to undertaking region-wide industry coverage, in-country corporate relationship managers will actively cross-sell our ancillary products and services with product partners – Debt Capital Markets, Corporate Finance, Global Markets and Transaction Banking – to provide one-stop financial solutions to our customers.

Our operations in North America, Europe, Australia, Japan, South Korea, Hong Kong, Taiwan, Vietnam, India and Brunei continued to provide global diversification in risk and earnings. We continually seek opportunities to rebalance our portfolio and enhance returns, including for our US and Europe offices, as we rode out the financial crisis in 2009.

Financial Institutions Group
Financial Institutions Group ("FIG") serves as the global relationship manager for financial institutions and supports Global Markets and our subsidiaries in counterparty activities and funding arrangements. In 2009, FIG worked with Transaction Banking to further strengthen UOB's position as a leading Singapore-dollar clearing bank. It also successfully leveraged UOB's intimate knowledge of Asia to grow its bank risk trade finance, loans and global account businesses in major trading economies in the region. Our focus on the Asia-Pacific region and prudent risk management have enabled us to weather the financial crisis.

Specialist Teams
To provide greater support to customers, we have specialist teams – Transaction Banking, Structured Trade & Commodity Finance, Ship Finance, Debt Capital Markets and Corporate Finance – covering specific products and industries.

Transaction Banking
Transaction Banking offers end-to-end solutions to support customers' supply-chain management needs. We have on-the-ground teams in Singapore, China, Malaysia and Thailand. Our direct-clearing membership, backed by our branch network in these countries, enables us to provide a comprehensive range of payments, collections, trade and custody services to companies and financial institutions. In addition, we offer customers the option of electronic delivery channels by means of Internet banking or host-to-host link for timely and controlled account management.

In Malaysia, we were the first bank to launch the UOB Express Cheque Clearance Solution to help Malaysian exporters reduce the clearing time of their Singapore dollar-denominated cheques from at least five days to just three days.

In Thailand, we revamped the Internet banking platform and acquired new middle-office cash management processing systems. This enhanced platform allows UOB (Thai) to offer one of the most comprehensive and competitive cash management services in the market.

Following the announcement of the Chinese Yuan Cross-Border Trade Settlement pilot programme by the People's Bank of China in July 2009, UOB launched Chinese yuan services for corporate customers in Singapore and Malaysia, and will offer the same services soon in Hong Kong.

During the year, UOB was named Best Local Cash Management Bank in Singapore and Best Local Currency Cash Management Services in Singapore by Asiamoney for the second year running. The Asset also named us the Rising Star Cash Management Bank in Singapore and the Rising Star Cash Management Bank in Thailand, as well as the Rising Trade Finance Bank in Thailand. These awards attest to our commitment to excellence in delivering a full suite of transaction banking solutions.

Structured Trade & Commodity Finance
Structured Trade & Commodity Finance ("STCF") remained committed to its existing customers while capturing new businesses, as the volume of commodity trading and prices of commodities started to pick up from the second quarter of 2009. While providing financing for all bulk commodities, the STCF team in Singapore stayed focused on the energy sector, given the fact that Singapore is one of the three oil trading centres in the world. In Hong Kong, the STCF team remained an active financier for independent commodity traders involved with activities in Northern Asia including China, Taiwan and South Korea. Resources will be deployed in the near term in China to capture growth potential from the significant flows of various types of raw materials and commodities into China.

Ship Finance
The global economic crisis had led to dramatic declines in trade and shipping volumes. Despite recent recovery, the general outlook for shipping remains challenging. We have adopted a prudent stance but remain committed to customers in the region. The current market environment, characterised by less pronounced competition, has allowed us to enter into new businesses. We also lent support to the maritime industry under the local government financing schemes, working jointly with International Enterprise Singapore and SPRING Singapore. Our current portfolio remains resilient and is well-diversified across industry segments and asset classes. We leverage our strong network in the regional markets and have embarked on vessel and shipyard financing in Malaysia, Indonesia and China.

Debt Capital Markets
In Asia (excluding Japan), the syndicated loan volume was significantly impacted by the weak global economic environment. Despite the challenging environment, Debt Capital Markets continued to strengthen its footprint in the regional markets.

In Singapore, UOB was involved in several significant transactions, notably the US$1.2 billion equivalent three-year syndicated term loan facility for Asia Lion International Limited and PSA World Port Pte Ltd; US$820 million one-year syndicated term loan facility for Vitol Asia Pte Ltd; US$700 million one-year syndicated term loan facility for Trafigura Beheer B.V. and $150 million three-year syndicated term loan facility for Toll (Asia) Logistics Limited. Outside Singapore, key transactions included the US$500 million five-year amortising term loan facility for PT Adaro Indonesia and US$200 million five-year club term loan facility for UEM Dana (L) Limited.

In addition to debt arrangement and underwriting, Debt Capital Markets worked seamlessly with colleagues from the Mergers and Acquisitions, and Corporate Finance units to provide holistic financial solutions for customers. Key privatisation transactions that involved debt financing were $135 million for SP Chemicals Ltd, $30 million for Man Wah Holdings Limited and $25 million for China Precision Technology Limited.

Corporate Finance
In 2009, UOB jointly led and participated in several rights issues and acted as the financial adviser for four corporate advisory transactions. UOB was one of the joint lead managers and underwriters for the rights issue of CapitaCommercial Trust. We were also one of the joint financial advisers to UOL Equity Investments Pte Ltd for its takeover bid for United Industrial Corporation Limited and the financial adviser to SP Chemicals Ltd, Man Wah Holdings Limited and China Precision Technology Limited for their respective delisting exercises. In addition, we successfully launched the initial public offering of Hock Lian Seng Holdings Limited.


UOB
Business Internet Banking

Institutional clients can access our comprehensive range of cash management and trade services via UOB Business Internet Banking and host-to-host link.


PROSPECTUS
United SSE 50 China ETF
UETF
UOB Asset Management

The United SSE 50 China ETF is the first China A-Shares exchange-traded fund listed on the Singapore Exchange.

Global Markets

Global Markets offers a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, as well as an array of structured products. We are the foremost provider of banknotes services in the region, with strong presence in the emerging markets of Vietnam, Indonesia, Thailand and China. UOB is the only bank in Singapore to offer a comprehensive range of gold investment products.

Following a dramatic contraction in the worldwide market for structured products after the global financial crisis in 2008, the industry in 2009 saw a gradual recovery in investor sentiments. There was an increase in demand for plain-vanilla flow products such as dual currency investments and (single stock) equity-linked investments. Notably, record sales of dual currency investments and equity-linked investments were achieved in 2009. Capitalising on the evolution in Foreign Exchange ("FX") as one of the popular asset classes and the growing sophistication of end-clients, Margin FX achieved a record year in terms of earnings as well as clients' trading turnover in recent years.

Trading activities in 2009 were challenged by tight credits following the financial crisis. Despite lower turnover, trading in various asset classes across currencies continued to produce attractive returns on risk. Our trading business in Malaysia and Indonesia performed well in the midst of heightened market volatility over the year. Trading volume in FX products was further enhanced through hedging activities from our corporate clients during the crisis.

Our vigilance and sound investment management again boosted profits in 2009. The Group's liquidity requirements continued to be effectively managed in Singapore.

Investment Management

Investment Management comprises the proprietary, third-party asset management, private equity and venture capital businesses. Global investment management services are provided through our subsidiaries in Singapore, Malaysia, Thailand, Brunei, Japan, China, Taiwan, France and USA, offering institutions, corporations and individuals a broad array of investment products.

In Singapore, our asset management arm, UOB Asset Management ("UOBAM"), achieved a milestone with the launch of its first exchange-traded fund ("ETF"). The United SSE 50 China ETF is the first China A-Shares ETF listed on the Singapore Exchange to open doors to the limited-access China A-Shares market for Singapore and regional investors.

UOBAM also continued to expand its regional reach through the establishment of a new office in Japan and strategic alliances with the region's leading fund houses. The partnerships with India's UTI International (Singapore) Private Limited and South Korea's HI Asset Management Co., Ltd allow investors to benefit from the complementary investment management and extensive distribution network of the partners.


UNITED OVERSEAS BANK 大華銀行
UOB
LITE

UOB Lite was introduced to meet the needs of busy executives.



UOB Group Chairman, Wee Cho Yaw, and Vice Mayor of Tianjin, Cui Jindu, raised their glasses to the success of UOB (China) Tianjin Branch.

In recognition of its consistent risk-adjusted performance across the asset classes of Equities, Bonds and Mixed Assets, UOBAM was named the Best Fund Group (Overall) at The Edge-Lipper Singapore Fund Awards for the second consecutive year since 2008.

Through our fund management subsidiaries, UOB Global Capital and UOB Venture Management, our private equity practice achieved very creditable performance for both the UOB-Hermes Asia Technology Fund and the ASEAN China Investment Fund.

We continued to progress with fund-raising efforts for a Food and Beverage Fund, which focuses on food and beverage investments in Greater China; and the follow-on funds for the ASEAN China Investment Fund and the UOB Portfolio Advisors Pan Asia Select Fund. The ASEAN China Investment Fund focuses on direct investments in unlisted companies in the region while the Pan Asia Select Fund is a fund of funds investing in Asian private equity fund opportunities. The UOB US Real Estate Fund, which was launched as a joint venture between UOB Global Capital and The Hampshire Group, had its first close in November 2009. This fund invests in opportunities on the Eastern Seaboard of the US, focusing on investments in industrial, medical, retail, self-storage and commercial facilities.

Key Business Support

The key business segments are supported by Channels, Technology & Operations and Human Resources ("HR").

Channels

Channels comprises branches, Internet banking and self-service banking, aimed at providing seamless service and ensuring the effectiveness and efficiency of the Bank's touch-points across geographies under a co-ordinated strategy. As part of this strategy, frameworks were developed to serve as a common blueprint for network growth, channel optimisation and branding, with the ultimate aim of delivering a consistent experience to customers throughout the region.

In Singapore, we introduced UOB Lite to cater to the needs of busy executives. UOB Lite operates from 11.00 am to 8.30 pm daily with a specialised suite of products and services. As a testament of the Bank's continued focus on service excellence, more than 400 staff from UOB were recognised at the Excellent Service Awards in 2009, constituting the largest number of winners in the banking and financial services sector in Singapore.

In China, we opened two new offices – Tianjin Branch and Beijing Dongcheng Sub-Branch. This expanded the banking network in China to a total of ten branches and sub-branches located within the Beijing-Bohai Rim, Western China, Yangtze River Delta and Pearl River Delta.


大华银行北京东城支行

UOB (China) Beijing Dongcheng Sub-Branch was officially opened in November 2009. The opening ceremony was officiated by Chairman of CPPCC Beijing Dongcheng District Committee, Wu Hongyong (fifth from left), and UOB Group Deputy Chairman, Wee Ee Cheong (seventh from left).



We continued to improve on customer service delivery and touch-points, such as the Call Centre, to strengthen the brand experience that uniquely distinguishes UOB.

Recognising the growth potential of India, UOB obtained approval for a banking licence to open a branch there. UOB Mumbai Branch commenced operations in December 2009.

Building on tie-ups to install ATMs at MRT stations, bus interchanges and Shell petrol stations, UOB is the first bank in Singapore to introduce NETS FlashPay functionality across more than 500 UOB ATMs. This means that customers can now top up their transit cards and enjoy the convenience of ATM services when commuting.

In Thailand, our ATM network was upgraded to provide customers with enhanced security to minimise fraud risks. To improve overall channel effectiveness, more cash deposit machines and electronic cheque-scanning machines were installed in Malaysia. Coupled with higher usage of ATMs, this will reduce backroom activities within branches, enabling an increased focus on sales and customer service.

During the year, UOB's website was refreshed with a makeover, following comprehensive usability studies with customers. The inclusion of Web 2.0 technology means that customers can find information more easily and quickly.

Technology & Operations

In January 2009, the Bank's information technology ("IT") and operations functions were integrated to form the Technology & Operations Sector to be more customer and business-centric.

In Singapore, our pursuit of process excellence led to improvements in customer experience and productivity. We significantly shortened the credit card fulfilment process thereby doubling our capacity; reduced customer waiting time and unit cost through re-engineering the Call Centre; pioneered call-back capabilities for UOB Visa Infinite and UOB Lady's Solitaire World MasterCard customers; and enhanced customer convenience by introducing round-the-clock servicing for our ATMs and self-service machines. We further upgraded our IT infrastructure to improve service delivery and speed-to-market at customer touch-points, in particular, the revamped UOB Personal Internet Banking. Additionally, we invested in new systems that have bolstered our MIS capabilities.

These accolades testified to our efforts in delivering best-in-class service in Singapore:

- Call Centre won several awards, including the Silver Award for Best Contact Centre of the Year by the Contact Centre Association of Singapore;
- Treasury Settlement and Capital Market Operations Centre received recognition from Deutsche Bank for achieving a high level of straight-through-processing ("STP") for US dollar payments; and
- Trade and Remittance Operations Centre received the JPMorgan Chase Quality Recognition Award for best-in-class STP rates.



Employees participated in games at a teambuilding event to build greater engagement.

Our Malaysian operations heightened system efficiency and service through virtualisation and consolidation of servers. Operating costs were reduced further with centralisation of backroom operations for north and south Peninsular Malaysia in the Kuala Lumpur head office.

In Thailand, loan approval turnaround was accelerated with a new Business Loan Origination System. The launch of the web-based Cash Management System added more capabilities for flexible product creations and services. Further process streamlining resulted in more efficient processing for Treasury and Import operations and improved turnaround time for customers.

In Indonesia, customer service levels were raised through reducing ATM downtime with a new SMS-linked monitoring system. Significant cost-savings were generated through the integration of credit operations outside Jakarta and the East Java region, which includes Central Java, West Java, Sumatera and Kalimantan.

In China, we further upgraded our Business Internet Banking service and implemented a direct interface for the China National Advanced Payment System to expedite bulk payments, collections and remittances for customers.

During the year, we made progress in systems synchronisation. The harmonisation of core systems for our operations outside Asia, including our branches in New York, Los Angeles, London and Vancouver, firmly positioned us on our path towards establishing common systems across the Group.

We will continue our drive for service excellence and cross-border synergies, as we build robustness and scalability to support our business and customers.

Human Resources

In support of the Bank's move towards a segment-led organisation, HR actively rolled out various change management programmes like Leading Change and Mastering Change for managers in the Group to facilitate the change process. HR also embarked on various initiatives to support the transformation. These included a review of job grades across the region and a re-assessment of our performance management and compensation systems.

The Bank remained focused on its people strategy and efforts to build a strong regional talent pool with cross-functional and cross-border experience and exposure. The Bank also continued to invest in new talent to support business development, through the Management Associate programme and participation in government-led initiatives of hiring more fresh graduates.

Development and training of our staff remained a key focus, and flagship programmes for the year included the Impactful Managers Programme, Inspirational Leaders Programme and the SMU-UOB Advanced Diploma in Private Banking.

For its efforts in training and development, UOB received the BEST award by the American Society for Training & Development. The award recognises organisations which demonstrate enterprise-wide success as a result of staff learning and development, and UOB is the first and only organisation headquartered in Southeast Asia to receive it. In Singapore, the Bank received Special Mention by the Singapore Human Resources Institute for its talent management framework and efforts.


gO - UP Your Game!
VSA
UOB
More than 50 UOB volunteers shared a light moment at the end of the Very Special Arts Singapore's year-end party.

Corporate Social Responsibility

UOB is committed to contributing to the communities in which it operates. We organise activities under our corporate social responsibility ("CSR") programme, with a focus on children, education and the arts.

Children and Education
Our employees are encouraged to volunteer in activities organised by the Bank or programmes of our named beneficiaries. Since the launch of our staff volunteerism programme in 2007, more than 4,600 volunteer hours have been contributed by employees in Singapore.

The UOB Heartbeat Run/Walk in Singapore raised over $380,000 for our named beneficiaries, AWWA School and Very Special Arts ("VSA") Singapore. Our employees participated actively in UOB-initiated volunteer activities including a creative button-making workshop for VSA and a DUCKtours excursion for AWWA School. They also volunteered at the beneficiaries' programmes such as VSA's weekly classes, annual exhibition and year-end party.

Staff from PT Bank UOB Indonesia conducted a series of talks for high school students in Jakarta, Batam, Bintan, Bandung, Surabaya, Medan and Bali as part of its CSR programme between August and December 2009, to raise their awareness of banking products and activities. The bank also donated cash and items such as personal computers, uniforms and umbrellas to the schools.

Our UOB (Thai) colleagues participated in activities in support of children and education-related causes. In conjunction with its fourth anniversary celebrations in November 2009, the bank funded the construction of a school library building, under the UOB Hong Samut Phue Nong project, and donated it to the A-Nu Baan Bang Yai School, Nonthaburi Province. A group of representatives comprising the bank's management and staff also volunteered in activities such as tree-planting, encoding and arranging of library books and painting of the library's exterior wall. The bank also made donations to schools to fund their educational necessities.



UOB staff enjoyed a fun walk at the UOB Heartbeat Run/Walk held in March 2009.



The winner of the Most Promising Young Artist (Junior Section) Award, Megan Lim, shared the concept behind her work with UOB Deputy Chairman and CEO, Wee Ee Cheong, and the guest-of-honour, Acting Minister for Information, Communications and the Arts, RAdm (NS) Lui Tuck Yew.

The Arts

UOB recognises that the arts can add vibrancy to society and enrich lives, and has organised the annual flagship UOB Painting Of The Year ("POY") Competition since 1982. The Competition has grown in the last 28 years with over 1,000 entries received in 2009. Motivated by our desire to give outstanding local artists a regional palette to hone their skills and showcase their works, UOB partnered Japan's prestigious Fukuoka Asian Art Museum ("FAAM") to initiate the UOB-FAAM Residence Programme, where UOB sponsors the UOB POY winner to attend a one-month art residence programme at FAAM.

UOB also partners organisations that share its CSR philosophy. In 2009, UOB partnered The Little Arts Academy, an arts school for the beneficiaries of The Business Times Budding Artists Fund, to run The Little Monet advanced visual arts programme, where UOB sponsors ten underprivileged children to attend visual arts classes for a year, starting in November 2009. UOB also supported the Northlight School through funding the school's visual arts programmes in 2009 and providing bursaries for ten needy students who have excelled in visual arts.

In addition, UOB sponsored the activities of organisations such as the Nanyang Academy Of Fine Arts, Esplanade – Theatres On The Bay and Singapore Symphony Orchestra. For its contribution to the arts in Singapore, UOB was named Distinguished Patron of the Arts by the National Arts Council for five consecutive years from 2005 to 2009.

In July 2009, United Overseas Bank (Malaysia) presented a solo exhibition of artworks by a home-grown artist, as an extension of the UOB Group's support of the arts.

Disaster Relief Efforts

Employees across the Group contributed to a donation appeal to support humanitarian disaster relief efforts in aid of the victims of the typhoon in the Philippines and the earthquake in Padang, Indonesia.

Investor Relations

UOB is committed to regular and timely communication with the investment community. We believe in consistent engagement with shareholders and analysts, whether in good or challenging times. During the year, we maintained close dialogue with global institutional investors and analysts through meetings, conference calls, non-deal investor roadshows and conferences. The Chief Executive Officer and senior management were actively involved and continue to support Investor Relations' initiatives and activities.

As a testimony to its efforts, UOB received the Best Investment Meetings/One-On-Ones award at the IR Magazine South East Asia Awards 2009. Going forward, we will continue to improve and benchmark our investor relations programme against global best practices to deliver quality services to the market.

Corporate governance

This statement sets out the Bank's corporate governance framework, policies and practices. The Bank's approach to corporate governance is based on a set of values and behaviours that ensure transparency and fair dealings, and protect stakeholders' interests. This approach commits to the highest standards of corporate governance which the Board sees as fundamental to sustaining the Bank's business. In setting the framework, the Bank takes into account the provisions of:

a) the Singapore Code of Corporate Governance 2005 ("Code");
b) the Banking (Corporate Governance) Regulations 2005 ("Banking Regulations"); and
c) the Guidelines On Corporate Governance For Banks, Financial Holding Companies And Direct Insurers issued by the Monetary Authority of Singapore ("MAS Guidelines").

Board Of Directors

In summary, the Board's duties and responsibilities include:

- providing strategic direction;
- providing entrepreneurial leadership and guidance;
- evaluating the performance of the Chief Executive Officer ("CEO") and senior management;
- approving business plans and annual budgets;
- ensuring true and fair financial statements;
- monitoring the Group's financial performance;
- determining the Bank's capital/debt structure;
- setting dividend policy and declaring dividends;
- approving major acquisitions and divestments;
- reviewing the Bank's risk management framework;
- setting company values and standards;
- performing succession planning; and
- approving the Bank's organisational structure.

Board Composition

The Board comprises eight members, six of whom are considered as independent directors by the Nominating Committee ("NC"). The Board members are:

Wee Cho Yaw *(Chairman)*	Non-executive and non-independent
Wee Ee Cheong *(Deputy Chairman and CEO)*	Executive and non-independent
Ngiam Tong Dow	Independent
Cham Tao Soon	Independent
Wong Meng Meng	Independent
Yeo Liat Kok Philip	Independent
Lim Pin	Independent
Thein Reggie	Independent

The Board considers its present size adequate. All directors submit themselves for re-election at regular intervals and at least once every three years. Directors above 70 years of age are subject to annual re-appointment.

The curriculum vitae of the directors can be found on pages 12 to 15.

The NC assessed the performance of each director and the Board as a whole. For individual directors' assessment, the NC took into account their attendance record, overall preparedness, participation, candour and clarity in communication, strategic insight, financial literacy, business judgement and sense of accountability.

In evaluating the Board's effectiveness as a whole, the NC looked at performance indicators such as the strategic directions set by the Board, quality of risk management, adequacy of internal controls and how the Bank performed in terms of return on assets, return on equity and economic value added.

Directors are provided with regular detailed financial, risk management and operational reports to enable them to perform their duties. All directors have direct access to advice from the company secretary and the senior management. The company secretary is responsible for keeping directors updated on corporate governance and regulatory matters. Courses, seminars and workshops are made available to directors for their continuing education. Whenever necessary, directors may seek independent professional advice on any matter. The Bank shall bear the cost of such advice. On appointment, new directors are briefed to familiarise them with the Bank's business and corporate governance practices.

Directors' Independence

The NC assesses the independence of directors annually. The NC considers all but two directors to be independent. Dr Wee Cho Yaw, a substantial shareholder, and Mr Wee Ee Cheong, an executive director and substantial shareholder, are considered to be non-independent.

The Board did not appoint a lead independent director as recommended by the Code and MAS Guidelines because it was not necessary, as any independent director may be approached for assistance.

Name of Director	Number of meetings attended in 2009				
	Board of Directors	Executive Committee	Audit Committee	Nominating Committee	Remuneration Committee
Wee Cho Yaw	4	12	NA	2	3
Wee Ee Cheong	4	10	NA	NA	NA
Ngiam Tong Dow	4	12	NA	2	NA
Wong Meng Meng	4	NA	NA	2	NA
Yeo Liat Kok Philip	3	11	4	NA	2
Cham Tao Soon	4	12	4	2	3
Lim Pin	4	NA	NA	1	3
Lien Jown Leam Michael *(Retired on 29 April 2009)*	1	NA	NA	NA	NA
Thein Reggie	4	NA	4	NA	NA
No. of meetings held in 2009	**4**	**12**	**4**	**2**	**3**

NA: Not applicable.

Board Meetings
The Board has four scheduled meetings each year and meets in the intervening periods when warranted. In 2009, the Board met four times. Facilities are available for directors to participate in meetings via telephonic and/or video conference if they are unable to attend the meeting physically. The 2009 attendance record of directors is set out above.

Board Committees

The Board has four committees, namely, the Executive Committee, Nominating Committee, Remuneration Committee and Audit Committee. These committees are delegated specific functions as set out in their respective Terms of Reference and Scope of Functions.

Executive Committee
The Executive Committee ("EXCO") comprises Messrs Wee Cho Yaw (chairman), Wee Ee Cheong, Cham Tao Soon, Ngiam Tong Dow and Yeo Liat Kok Philip, the majority of whom are independent directors. The Board has delegated to the EXCO certain discretionary limits and authority for approving loans and other credit facilities, treasury and investment activities, and capital expenditure. The EXCO assists the Board in overseeing the management of credit, market, liquidity, operational, legal and reputation risks and the Bank's risk profile. The EXCO reviews the adequacy of the Bank's risk management processes and receives regular reports on the Bank's risk profile and exposures. The EXCO met 12 times in 2009.

Nominating Committee
The NC consists of five members, namely, Messrs Wong Meng Meng (chairman), Wee Cho Yaw, Cham Tao Soon, Lim Pin, Ngiam Tong Dow and Wee Ee Cheong (alternate to Wee Cho Yaw), the majority of whom are independent directors. The Board reviews the composition of the NC annually. The NC makes recommendations for the nomination of new directors to the Board. The NC assesses nominations against a range of criteria including a candidate's ability to contribute to the Board's collective skills, knowledge and experience. Each year, the NC reviews the composition of the Board, the board committees and the key executive positions and assesses the independence and performance of the directors. The NC met twice in 2009.

Remuneration Committee
The Remuneration Committee ("RC") consists of four members, the majority of whom are independent directors. The RC members are Messrs Wee Cho Yaw (chairman), Cham Tao Soon, Yeo Liat Kok Philip and Lim Pin. The RC reviews top management's remuneration and directors' fees as well as administers the UOB Restricted Share Plan and the UOB Share Appreciation Rights Plan. Each RC member abstains from deliberation on his own remuneration. The RC met three times in 2009.

Under the Banking Regulations, except for incumbents, the chairman of a remuneration committee is required to be an independent director. Dr Wee Cho Yaw, a non-independent director, is the incumbent RC chairman. The Board regards Dr Wee Cho Yaw as the best person to continue to chair the RC because he has vast experience in remuneration matters.

- **Remuneration Policy:** It is the Bank's policy to remunerate its employees competitively and appropriately, commensurate with their performance and contributions in order that the Bank may attract and retain talented staff. The Bank's remuneration framework, which is aimed at balancing short-term compensation with long-term rewards and maintaining competitiveness, comprises fixed salaries, variable bonuses, provident fund, benefits and long-term incentives. The Bank has adopted the UOB Restricted Share Plan and the UOB Share Appreciation Rights Plan as long-term incentive programmes. Details of these plans are contained in the Directors' Report. The UOB 1999 Share Option Scheme was phased out in November 2009. No new option was granted under the Scheme in 2009.

- **Disclosure on Remuneration:** Directors' fees and remuneration are disclosed in bands of $250,000 in the Directors' Report. During the year, no director was granted any share option or restricted share or share appreciation right. Directors' fees are approved by shareholders at each annual general meeting and divided among directors on the basis that those who are tasked with more responsibilities such as serving on board committees would receive more fees.

The Code and MAS Guidelines require the remuneration of at least the top five key non-director executives to be disclosed. However, the Bank does not consider it to be in its interest to make such a disclosure because the market for talent is highly competitive. Except for the CEO, who is the son of the Chairman, no immediate family member of a director is in the employ of the Bank.

Audit Committee

The Audit Committee ("AC") consists of three independent directors, namely, Messrs Cham Tao Soon (chairman), Yeo Liat Kok Philip and Thein Reggie. The AC assists the Board in overseeing matters which include:

- financial statements, internal and external audit plans and audit reports;
- system of internal accounting controls;
- scope and results of internal and external audit procedures;
- adequacy of internal audit resources;
- cost effectiveness, independence and objectivity of external auditors;
- significant findings of Group Audit investigations;
- interested person transactions; and
- appointment and resignation of the Head of Group Audit.

For the year just ended, the AC had reviewed with the management and external auditors the Bank's audited financial statements for 2009, the quality of accounting principles applied to such statements and items that might affect the financials. The AC was of the view that, in all material aspects, the financial statements were fairly presented in line with generally-accepted accounting principles.

The AC also reviewed the Bank's internal controls, having regard to the materiality of relevant risks and the probability of loss. From reports submitted to the Board by the AC and the EXCO, the Board was of the view that the internal control systems, including financial, operational and compliance controls and risk management processes, were generally adequate.

The AC considered the external auditors' objectivity and independence, taking into consideration any non-audit services rendered by the external auditors. Ernst & Young LLP had regularly declared their independence to the AC in accordance with the Public Accountants Independent Rules of Singapore ("PA Rules"). The AC was satisfied that Ernst & Young LLP was independent according to the general standards of the PA Rules. The AC had nominated Ernst & Young LLP for re-appointment as auditors at the forthcoming annual general meeting.

All AC members had unrestricted access to the management for any information or company records and had received management's full co-operation. The AC met separately with the internal and external auditors without management being present. The AC members would also meet among themselves when necessary.

Senior Management

Senior management provides support for the Board's oversight of the Bank's business, and performs the following key functions:

- preparing the Bank's annual budget and business plan;
- executing business strategies;
- designing and implementing internal accounting and other control systems;
- managing risks;
- adopting competitive human resource practices and remuneration policies to achieve the Bank's business strategies;
- managing the Bank's expenses; and
- monitoring compliance with regulatory requirements.

The following senior management committees had been formed to assist the CEO in the day-to-day running of the Bank:

- **Asset And Liability Committee:** It oversees the effectiveness of the Group's market and liquidity risk management infrastructure, which includes the framework, policies, people, processes, information, methodologies and systems for management of such risks.
- **Credit Committee:** It oversees the Bank's credit and country risk management structure which includes the credit risk framework, policies, people, processes, information, infrastructure, methodologies and systems. Its duties include approving credit applications, formulating credit policies, reviewing credit portfolios and assessing credit risk profiles.
- **Group Rating Committee:** It approves rating methodologies and the choice of rating model for different asset classes.
- **ICAAP Committee:** It designs and implements the Bank's Internal Capital Adequacy Assessment Process ("ICAAP"). It facilitates the Board/senior management's determination of the Group's risk profile, capital requirement and future needs.
- **Investment Committee:** It formulates, reviews and approves policies, limits and strategies in relation to the investment and management of funds.
- **IT Committee:** It reviews information technology ("IT") strategies, related IT investments and progress of major IT initiatives of the Bank.
- **Management Working Group:** It provides a platform for sharing of key decisions made by the various Group functional committees, discussion of cross-sector or country challenges and update of relevant developments in regulatory, financial, economic or compliance environment.
- **Management Executive Committee:** It recommends strategic directions, monitors execution of strategic plans and key performance indicators, allocates resources, oversees management of capital, reviews risk management policies and determines key human resource policies.
- **Group Operational Risk Committee:** It oversees the Group's strategies, framework, policies and infrastructure for the management of operational risks and reviews the Group's operational risk profile. It recommends Group Policies for the management of operational risk to the Management Executive Committee for endorsement and, where appropriate, for subsequent approval by the EXCO and the Board.

Group Audit

Group Audit reports to the AC functionally and to the CEO administratively.

Group Audit is guided by the Standards for the Professional Practice of Internal Auditing set by the Institute of Internal Auditors. Group Audit has been accredited with ISO 9001 Certification by the UK and USA Accreditation Services since August 2001. Group Audit reports its audit findings to the management and the AC.

All units (operational and functional), overseas branches and subsidiaries of the Bank are audited according to a risk-based audit plan which Group Audit reviews annually. Group Audit also performs technology audits which include a review of various application system controls, data centres and network security annually.

To better coordinate audit matters Group-wide, Group Audit exercises oversight on the overseas banking subsidiaries' internal audit functions which report functionally to their respective audit committees and administratively to their respective local CEOs. The overseas banking subsidiaries' internal audit submit monthly reports on their activities and important issues to the Head of Group Audit who is invited to attend the subsidiaries' audit committee meetings.

Risk Management

The Bank's risk management framework is an integral part of its business strategy. Under the framework, risk appetites are set and risks are identified, controlled and managed in all areas of its business. The Board is responsible for reviewing and approving the overall risk management strategy, including determining its risk appetites, and is assisted by the EXCO in this regard. The CEO and the Risk Management team are responsible for implementing the risk management strategy and developing the risk policies, controls, processes and procedures. The Risk Management function is independent of the business units it monitors. The risk management process is described under the 'Pillar 3 Disclosure' section on pages 34 to 50.

Group Compliance

Group Compliance is an independent function that manages compliance risks within the Group through a structured framework of compliance policies, procedures and guidelines. Group Compliance provides advisories for compliance with laws and regulations and assessment of key compliance risks. This includes reviewing current and emerging money-laundering and terrorist-financing crime risks and putting in place appropriate risk management strategies, framework and processes to address them. Group Compliance helps to promote a strong culture of ethical and professional standards in the conduct of the Bank's business.

Communication With Shareholders

Shareholders are given annual reports before each annual general meeting. Quarterly financial results and announcements on corporate developments are released via Singapore Exchange's SGXNET. Major announcements including the financial results are also posted on the Bank's website at uobgroup.com. Communications by shareholders and investors are attended to by the Bank's Investor Relations.

Ethical Standards

To maintain a set of core values of integrity, performance excellence, teamwork, trust and respect, the Bank adopts a Code of Conduct for guidance of staff in the performance of their duties and responsibilities. The Bank has a Code on Dealing in Securities for guidance of directors and staff in their dealing in securities of companies under the Group as well as a Staff Trading Policy. A whistle-blowing policy is in place for employees to bring to the attention of the top management, Group Audit or Group Compliance any concern, suspected fraud, activity or behaviour that may not accord with the law, Code of Conduct or the Bank's policies.

Pillar 3 disclosure

In compliance with the requirements under Basel II Pillar 3 and the Monetary Authority of Singapore ("MAS") Notice 637 Public Disclosure, various additional quantitative and qualitative disclosures have been included in the annual report under the sections 'Pillar 3 Disclosure', 'Group Financial Review' and 'Notes to the Financial Statements'. This is to facilitate the understanding of the UOB Group's risk profile and assessment of the Group's capital adequacy.

Scope Of Application

In accordance with the accounting standards for financial reporting, all subsidiaries of the Group are fully consolidated from the date the Group obtains control until the date such control ceases. The Group's investment in associates is accounted for using the equity method from the date the Group obtains significant influence over the associates until the date such significant influence ceases.

However, for the purpose of computing capital adequacy requirements at the Group level, investments in a subsidiary that carries out insurance business as an insurer are excluded from the consolidated financial statements of the Group. In compliance with MAS Notice 637 on capital adequacy, such investments are deducted from eligible Tier 1 and Upper Tier 2 capital.

The transfer of funds or regulatory capital within the Group is subject to minority shareholders' and regulatory approval.

Capital Management

Our capital management is overseen by the senior management and the Board of Directors ("the Board"), and seeks to ensure that UOB and its principal subsidiaries maintain adequate capital to:

- support the underlying risks of their businesses;
- comply with all applicable regulatory requirements; and
- meet other factors such as rating agency considerations.

Capital management involves a continuous capital assessment process which encompasses the following key elements:

- assessment of capital and business risks across business segments, products and geographies, and the integration of such assessment with the budgeting process;
- setting and tracking of internal capital targets to ensure that UOB and its principal subsidiaries are able to maintain adequate capital to support their business growth;
- assessment of short-term and long-term capital needs, including stress testing and scenario reviews, for the purposes of capital management and planning; and
- assessment of the quality of capital and financing structures.

Capital management is supported by the ICAAP Committee.

Risk Management

The assumption of financial and non-financial risks is an integral part of the Group's business. Our risk management strategy is targeted at ensuring on-going effective risk discovery and achieving effective capital management. Risks are managed within levels established by the management committees, and approved by the Board and its committees.

The Group applies the following risk management principles:

- promotion of sustainable long-term growth through embracing sound risk management principles and business practices;
- continual improvement of risk discovery capabilities and establishment of appropriate value-creating risk controls; and
- focus on facilitating business development within a prudent, consistent and efficient risk management framework that balances risks and returns.

The Group has a comprehensive framework of policies and procedures for the identification, measurement, monitoring and control of risks. This framework is governed by the appropriate Board and senior management committees.

Note: Certain figures in this section may not add up to the relevant totals due to rounding.

Credit Risk

Credit risk policies and processes
Credit policies and processes are in place to manage credit risk in the following key areas:

Credit approval process
To maintain independence and integrity of the credit approval process, the credit approval function is segregated from credit origination. Credit approval authority is delegated through a risk-based credit discretionary limit ("CDL") structure that is tiered according to the borrower's rating. Delegation of CDL follows a stringent process that takes into consideration the experience, seniority and track record of the officer. All credit approving officers are guided by credit policies and credit acceptance guidelines. Approval of consumer and small business loans is guided by product programmes. These credit policies, guidelines and product programmes are periodically reviewed to ensure their continued relevance.

Credit risk concentration
A risk-sensitive process is in place to regularly review, manage and report credit concentrations and portfolio quality. This includes monitoring concentration limits and exposures by obligors, portfolios, borrowers, industries and countries. Limits are generally set as a percentage of the Group's capital fund.

Obligor limits ensure that there is no undue concentration to a group of related borrowers that may potentially pose a single risk to the Group.

Portfolio and borrower limits ensure that lending to borrowers with weaker credit ratings is confined to acceptable levels. These limits are generally tiered according to the borrowers' internal ratings.

Industry limits ensure that any adverse effect arising from an industry-specific risk event is confined to acceptable levels.

Country risk
Country risk is managed within an established framework that includes setting of limits for each country based on the country's risk rating, economic potential measured by its GDP, as well as the Group's business strategy. Country exposures are analysed and significant trends are reported to the Credit Committee ("CC") and the Board's Executive Committee ("EXCO") periodically.

Credit stress test
The Group incorporates periodic credit stress testing as an integral part of its credit portfolio management process. This allows the Group to assess the potential credit losses arising from the impact of unlikely but plausible adverse events. Remedial actions such as exposure reduction, portfolio rebalancing, hedging and reviewing of credit acceptance guidelines are taken if necessary.

Settlement risk
The Group's foreign exchange-related settlement risk has been significantly reduced through our membership in the Continuous Linked Settlement scheme. This scheme allows transactions to be settled irrevocably on a delivery-versus-payment basis.

Credit exposures from foreign exchange and derivatives
For internal risk management, master agreements such as International Swaps and Derivatives Association ("ISDA") agreements and Credit Support Annex are established with active counterparties to manage credit risk arising from foreign exchange and derivative activities. Such agreements allow the Group to cash-settle transactions in the event of counterparty default, resulting in a single net claim against or in favour of the counterparty.

For Internal Ratings-Based ("IRB") purpose, the Group does not recognise ISDA netting. The Current Exposure Method is used to estimate its foreign exchange ("FX") and derivative exposures on a gross basis.

The following tables show the estimated FX and derivative exposures:

Credit counterparty risk exposures

		$ million
Gross fair value of contracts		5,704
Netting effects		–
Net fair value		5,704
Collateral held		
Financial collateral	–	
Other	–	
Net credit exposure		**5,704**
Analysed as:		
Interest rate contracts	4,290	
FX	1,026	
Equity	328	
Credit derivative	53	
Commodity/other	7	
Credit derivative hedges (notional amount)		–

Credit derivative exposures

	Own credit portfolio		Intermediation	
	Notional amounts bought $ million	Notional amounts sold $ million	Notional amounts bought $ million	Notional amounts sold $ million
Credit default swaps	6	–	34	14
Total	**6**	**–**	**34**	**14**

Delinquency monitoring

All delinquent accounts, including credit limit excesses, are closely monitored and managed through a robust process by officers from business units and risk management. Where appropriate, these accounts are also subject to more frequent credit reviews. Delinquency trends are monitored, analysed and reported to the CC and the EXCO periodically.

Classification and loan loss impairment

The Group classifies its loan portfolios according to the borrower's ability to repay the loan from its normal source of income. All loans and advances to customers are classified into 'Pass', 'Special Mention' or 'Non-Performing' categories. Non-performing loans ("NPL") are further classified as 'Substandard', 'Doubtful' or 'Loss' in accordance with MAS 612 Notice to Banks (March 2005).

Upgrading and de-classification of a NPL account to 'Pass' or 'Special Mention' status shall be supported by a credit assessment of the repayment capability, cash flows and financial position of the borrower. The Group must also be satisfied that once the account is de-classified, the account is unlikely to be classified again in the near future.

A restructured account is categorised as non-performing and placed on the appropriate classified grade depending on the Group's assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms.
A restructured account must comply fully with the restructured terms in accordance with MAS 612 Notice to Banks (March 2005) before it can be declassified.

The Group provides for impairment of its overseas operations based on local regulatory requirements for local reporting purposes. Where necessary, additional impairment is provided for to comply with the Group's impairment policy and MAS's requirements.

Group Special Asset Management

Group Special Asset Management ("GSAM") manages the non-performing portfolios of the Group. GSAM Restructuring Group proactively manages a portfolio of NPL accounts, with the primary intention of nursing these accounts back to health and transferring them back to the respective business units. GSAM Recovery Group manages accounts that the Group intends to exit in order to maximise debt recovery.

Write-off policy

A classified account that is not secured by any realisable collateral will be written off either when the prospect of a recovery is considered poor or when all feasible avenues of recovery have been exhausted.

Credit exposures under Basel II

Under Basel II, credit risk for the various asset classes may be computed using a combination of (i) Standardised Approach; (ii) Foundation Internal Ratings-Based ("FIRB") Approach; and (iii) Advanced Internal Ratings-Based ("AIRB") Approach. The table below summarises the approaches adopted by the Group for credit risk computation.

	Standardised [a] $ million	FIRB $ million	AIRB $ million
Corporate	10,556	62,567	–
Sovereign and Bank	3,929	60,401	–
Retail	8,569	NA	40,389
Other (including Equity, Asset Securitisation, Fixed Assets)	4,907	5,849	–
Total	**27,961**	**128,817**	**40,389**

[a] Amount under Standardised Approach refers to credit exposures where IRB Approach is not applicable, or portfolios that will eventually adopt IRB Approach.

NA: Not Applicable

Credit risk mitigation

As a fundamental credit principle, the Group generally does not grant credit facilities solely on the basis of the collateral provided. All credit facilities are granted based on the credit standing of the borrower, source of repayment and debt servicing ability.

Collateral is taken whenever possible to mitigate the credit risk assumed. The value of the collateral is monitored periodically. The frequency of valuation depends on the type, liquidity and volatility of the collateral value. The main types of collateral taken by the Group are cash, marketable securities, real estate, equipment, inventory and receivables. Policies and processes are in place to monitor collateral concentration.

In extending credit facilities to small and medium enterprises ("SMEs"), personal guarantees are often taken as a form of moral support to ensure moral commitment from the principal shareholders and directors. For IRB purpose, the Group does not recognise personal guarantees as an eligible credit risk protection.

Corporate guarantees are often obtained when the borrower's credit worthiness is not sufficient to justify an extension of credit.

To recognise the effects of guarantees under the FIRB Approach, the Group adopts the Probability of Default ("PD") substitution approach whereby an exposure guaranteed by an eligible guarantor will utilise the PD of the guarantor in the computation of its capital requirement.

In general, the following eligibility criteria must be met before collateral can be accepted for IRB purpose:

- **Legal certainty:** The documentation must be legally binding and enforceable (on an on-going basis) in all relevant jurisdictions.
- **Material positive correlation:** The value of the collateral must not be significantly affected by the deterioration of the borrower's credit worthiness.
- **Third-party custodian:** The collateral that is held by a third-party custodian must be segregated from the custodian's own assets.

The Group currently uses supervisory prescribed haircuts for eligible financial collateral. The following table summarises credit exposures by asset class secured by eligible collateral, guarantees and credit derivatives:

	Standardised $ million		FIRB $ million	
	Amount by which total exposures are covered by:		Amount by which total exposures are covered by:	
	eligible collateral	credit protection	eligible collateral	credit protection
Corporate	687	132	7,283	879
Sovereign	–	–	526	–
Bank	1	–	1,884	–
Retail	487	128	NA	NA
Total	**1,175**	**260**	**9,693**	**879**

NA: Not Applicable

Credit exposures subject to Standardised Approach

For exposures subject to the Standardised Approach, approved External Credit Assessment Institutions ("ECAI") ratings and prescribed risk weights based on asset class are used in the computation of regulatory capital.

The ECAI used by the Group are Fitch Ratings, Moody's Investors Service and Standard & Poor's. ECAI ratings are mapped to a common credit quality grade prescribed by the MAS.

The following table shows the breakdown of net exposures after credit mitigation and provisions by risk weights under the Standardised Approach:

Risk weights	Net exposures $ million
0% to 50%	8,021
51% to 100%	18,101
101% and above	490
Deducted	–
Total	**26,612**

Credit exposures subject to supervisory risk weight under IRB Approach
The following credit exposures are subject to supervisory risk weight under the IRB Approach:

- Equity investment (under Simple Risk Weight ("SRW") Method);
- Specialised Lending (Commodities Finance ("CF") and Project Finance ("PF")) exposures; and
- Securitisation exposures.

The following table shows the breakdown of Equity investment and Specialised Lending (CF and PF) exposures subject to supervisory risk weight under the IRB Approach:

Risk weights	Specialised Lending (CF and PF) $ million	Equity $ million
0% to 50%	409	–
51% to 100%	1,268	–
101% and above	235	3,097
Total	**1,912**	**3,097**

Securitisation exposures
The Group has investments in collateralised debt obligations ("CDOs") and mortgage-backed securities ("MBSs") classified under 'available-for-sale' in its investment portfolio. Full provision has been made for the investments in CDOs. For MBSs, the short-fall between market value and carrying costs is deducted from reserves, and no provisions have been made for them. The subsidiary, UOB Asset Management, manages structured finance assets, such as CDOs and MBSs as part of their asset management activities.

The following table shows the securitisation exposures subject to supervisory risk weight under the IRB Approach:

Risk weights	MBSs $ million
0% to 50%	413
51% to 100%	–
101% and above	47
Deducted	20
Total	**480**

IRB rating system
IRB rating system refers to the methods, processes, controls, data collection and information technology systems that support the assessment of credit risk, the assignment of exposures to rating grades or pools, as well as the parameterisation process for the various classes of exposure.

Rating system governance
The Group has established a credit rating governance framework to ensure the reliable and consistent performance of the Group's rating systems. The framework specifies the roles and responsibilities of the various parties in the credit rating process, including independent model performance monitoring, annual model validation and independent reviews by Group Internal Audit.

Rating structure
The Group has currently adopted the FIRB Approach for its non-retail exposures and AIRB Approach for its retail exposures.

The Group's internal rating structure is illustrated below.


Internal Rating Structure
Large Corporate
SME
Specialised Lending
(IPRE)[a]
Specialised Lending
(CF and PF)
Bank
Sovereign
Retail
Customer Risk
Rating
Expected Loss Rating[b]
Borrower Risk
Rating
Customer Risk
Rating
Risk Drivers
16 Pass Grades
4 Default Grades
Supervisory
Grades
15 Pass Grades
Homogeneous
Risk Pools
Derive Risk Estimates
Use of Internal Estimates
Credit Approval
Stress Test
Collections
Credit Review &
Monitoring
Limits Setting &
Monitoring
Risk-based
Pricing

a IPRE refers to Income Producing Real Estate.

b Does not apply to Specialised Lending (IPRE).

Internal rating system

The Group's internal rating system consists of statistical and expert judgement models.

A statistical model is one whereby the risk factors and their risk weights are determined using a statistical method (for example, logistic regression). Such models are developed for portfolios with sufficient internal historical loss data such as the SME portfolio.

An expert judgement model is one whereby the risk factors and their risk weights are determined judgementally by credit experts. Such models are developed for portfolios with limited or no internal historical loss data, such as the Bank and Sovereign asset classes.

All rating models are independently validated before they are implemented for use. They are also subject to annual reviews to ensure that the chosen risk factors appropriately measure the risks in the respective portfolios.

The PD is an estimate of the likelihood that an obligor will default within the next 12 months. An obligor is considered to have defaulted if:

- the obligor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising the security; or
- the obligor is past due more than 90 days on any credit obligation to the Group.

The Group's internal Corporate risk rating process provides a PD-based credit assessment of a borrower over a one-year time horizon.

The rating represents the Group's assessment of the borrower's ability and willingness to contractually perform despite adverse economic conditions or the occurrence of unexpected events. Therefore, the Group uses a longer time horizon in the rating assignment process, although the time horizon used in PD estimation is one year.

While the Group's internal Corporate risk rating grades may show some correlation with the rating grades of ECAIs, they are not directly comparable or equivalent to the ECAI ratings.

Corporate asset class
The Group has developed the Large Corporate and SME models to rate exposures in this asset class. The rating structure consists of two dimensions:

- Risk of borrower default: Customer Risk Rating ("CRR") is the standalone rating of a borrower's credit risk based on financial (quantitative) and non-financial (qualitative) factors. This is derived from a comprehensive assessment of the borrower's financial strength, quality of management, business risks, and the industry it operates in.

- Transaction-specific factors: Expected Loss Rating is the rating of a facility's risk based on the borrower's CRR, facility and collateral-specific factors such as the type and structure of the facility, availability and type of collateral, and seniority of the exposure.

The Group's internal rating grade structure for the Corporate asset class consists of 16 pass grades and four default grades. The Large Corporate and SME models are mapped to the rating scale by calibration that takes into account the Group's long-term average portfolio default rate.

Specialised Lending asset sub-class
Within the corporate asset class, the Bank has three sub-classes for Specialised Lending: Income Producing Real Estate ("IPRE"), CF and PF. Specialised Lending exposures are treated separately from normal Corporate exposures. Such exposures generally possess the following attributes either in legal form or economic substance:

- the exposure is typically to an entity (often a special purpose entity) which is created specifically to finance and/or operate physical assets;
- the borrowing entity has little or no other material assets or activities, and therefore little or no independent capacity to repay the obligation besides from the income that it receives from the asset(s) being financed;
- the terms of the obligation give the Group a substantial degree of control over the asset(s) and the income that it generates; and
- the primary source of repayment of the obligation is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.

IPRE
The Group has developed the IPRE model to rate exposures in this asset sub-class. The internal risk grades are derived based on a comprehensive assessment of the project's financial and non-financial risk factors. The rating grade structure follows that of the corporate asset class and consists of 16 pass grades and four default grades.

CF and PF
The Group has developed the CF and PF scorecards to rate exposures in this asset sub-class. The internal risk grades are derived based on financial and non-financial risk factors. The internal risk grades are then mapped to five prescribed supervisory categories, each of which is associated with a specific risk weight. The five categories are 'Strong', 'Good', 'Satisfactory', 'Weak' and 'Default'.

Sovereign asset class
The Group has developed an internal Sovereign scorecard to rate exposures in this asset class. As there were insufficient internal default data, the scorecard took into account external default data from ECAIs. The scorecard has an internal rating grade structure consisting of 15 pass grades.

Bank asset class
The Group has developed an internal Bank scorecard to rate exposures in this asset class. As there were insufficient internal default data, the scorecard took into account external default data from ECAIs. The scorecard has an internal rating grade structure consisting of 15 pass grades.

Equity asset class
The Group adopts the following approaches for its Equity investments:

- SRW Method for its Equity investment portfolio; and
- Probability of Default/Loss Given Default ("PD/LGD") Method for its investments in Tier 1 and Tier 2 perpetual securities issued by banks.

Investment exposures adopting the SRW Method are subjected to the supervisory risk weights, while investment exposures adopting the PD/LGD Method are rated using the Group's internal Bank scorecard.

Retail asset class
For Retail exposures under the AIRB Approach, PD, Loss Given Default ("LGD") and Exposure At Default ("EAD") parameters are estimated using internal loss data covering a mix of economic conditions, including downturns. A key principle of the PD, LGD and EAD models is that the model outputs are calibrated to reflect a long-run, cycle-neutral average. Where internal loss data do not cover an appropriate mix of economic conditions and/or are insufficient to provide robust risk estimates, the PD, LGD and EAD models may incorporate internal and/or external proxies, and where necessary, may be augmented with appropriate margins of conservatism.

Probability of Default
PD is estimated using the long-run average of one-year default rates for obligors in a pool. Where internal default data used for estimation do not cover a mix of economic conditions (including downturns), internal and/or external proxies are used to adjust default rates to reflect a long-run, cycle-neutral average.

Loss Given Default
LGD measures the long-run default-weighted average rate of economic loss associated with a facility/pool should default occur. The definition of default in the LGD model is identical to that of the PD model. Loss rates are estimated from historical workout experiences, taking into account the timing and uncertainty of recovery cash flows, direct and indirect costs associated with workouts, as well as the various post-default outcomes, such as cures, full recoveries and liquidations.

Where there are significant adverse dependencies between default and recovery rates, LGD estimates are calibrated to reflect economic downturns. In the event that internal workout data are insufficient to fully reflect loss rates during economic downturns, internal and/or external proxies are used to adjust the loss rates accordingly.

Exposure At Default
EAD measures the expected gross exposure of a facility upon default. The definition of default in the EAD model is identical to that of the PD model. EAD comprises (i) the amount currently drawn; and (ii) an estimate of future drawings of available but unutilised credit up to and after the time of default, known as the Credit Conversion Factor ("CCF").

Since the amount currently drawn is known, the estimation of EAD involves the estimation of the CCF using realised CCF of all defaulted facilities for a given risk pool, covering a sufficiently long period of time and different economic conditions. Where there are significant adverse dependencies between default rates and CCFs, CCF estimates are calibrated to reflect economic downturns.

Residential Mortgage asset sub-class
Residential Mortgage asset sub-class includes any credit facilities (for example, housing loan, term loan and overdraft) secured against a mortgage of a residential property or properties which meet the following criteria stipulated by the MAS:

- the facility is extended to an individual, a group of individuals or a non-individual entity that replicates the risk profile of an individual;
- the facility is managed as part of a pool of similar exposures; and
- the facility is not granted to a corporation, partnership, sole proprietorship or trust engaged in residential building, development or management.

Residential Mortgage exposures are assessed and managed using the Group's framework of credit policies, procedures and the Retail segmentation model that integrates the PD, LGD and CCF models to discriminate exposures according to their borrower and transaction risks.

Qualifying Revolving Retail Exposures asset sub-class

Qualifying Revolving Retail Exposures ("QRRE") asset sub-class includes credit card exposures and unsecured credit lines that meet the following criteria stipulated by the MAS:

- the exposure is revolving, unsecured, and uncommitted both contractually and in practice;
- the facility is managed as part of a pool of similar exposures;
- the exposure is to an individual and the aggregate QRRE exposure to the same individual is not more than $200,000; and
- the volatility of loss rate is lower than that of the Other Retail asset sub-class.

QRRE are assessed and managed using a combination of application and behavioural scorecards, LGD and CCF models, as well as internal credit policies and procedures.

Other Retail asset sub-class

Other Retail asset sub-class includes commercial properties, auto loans, share financing and any other retail exposures not classified as Residential Mortgage or QRRE. These exposures fulfil the following criteria stipulated by the MAS:

- the exposure is to an individual and managed as part of a pool of similar exposures; or
- the exposure is to a small business and the aggregate exposure to the small business is not more than $2 million. In addition, the exposure is not managed individually but rather as part of a pool of similar exposures.

Other Retail exposures are assessed and managed using the Group's framework of credit policies, procedures and the Retail segmentation model which integrates the PD, LGD and CCF models to discriminate exposures according to their borrower and transaction risks.

Credit risk profile

The following tables show the breakdown of exposures by risk-weighted asset ("RWA") and EAD using the respective internal rating scale for the model applicable to the asset classes:

Large Corporate, SME and Specialised Lending (IPRE) Exposures

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
1 – 9	33,007	49,758	66
10 – 16	15,328	9,673	158
17 – 20	–	1,140	–
Total	**48,334**	**60,571**	**80**

Specialised Lending (CF and PF) Exposures

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
Strong	742	1,099	68
Good	425	514	83
Satisfactory	286	234	122
Weak	–	–	–
Default	–	64	–
Total	**1,454**	**1,912**	**76**

Sovereign Exposures

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
1 – 9	–	33,318	–
10 – 16	157	333	47
17 – 20	–	–	–
Total	**157**	**33,651**	**0**

Bank Exposures

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
1 – 9	2,829	25,852	11
10 – 16	420	895	47
17 – 20	–	–	–
Total	**3,249**	**26,747**	**12**

Equity (PD/LGD Method) Exposures

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
1 – 9	2,408	2,177	111
10 – 16	309	115	268
17 – 20	–	–	–
Total	**2,717**	**2,292**	**119**

Retail (Residential Mortgage) Exposures

PD band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %	Exposure-weighted average LGD %	Undrawn $ million
0.00% to 1.00%	1,509	20,511	7	11	1,820
1.01% to 2.00%	581	3,571	16	10	42
2.01% to 99.99%	2,220	6,925	32	10	114
Default	176	255	69	12	–
Total	**4,486**	**31,261**	**14**	**11**	**1,976**

Retail (QRRE) Exposures

PD band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %	Exposure-weighted average LGD %	Undrawn $ million
0.00% to 1.00%	262	1,855	14	43	685
1.01% to 2.00%	89	321	28	46	120
2.01% to 99.99%	631	698	90	58	61
Default	55	19	282	67	–
Total	**1,037**	**2,894**	**36**	**47**	**866**

Retail (Other Retail) Exposures

PD band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %	Exposure-weighted average LGD %	Undrawn $ million
0.00% to 1.00%	308	3,781	8	11	451
1.01% to 2.00%	104	948	11	9	369
2.01% to 99.99%	422	1,445	29	18	127
SD to Default	35	61	58	23	–
Total	**869**	**6,234**	**14**	**12**	**948**

Actual loss by asset class

Actual loss consists of impairment loss allowance and write-off to the Group's income statement for the financial year ended 31 December 2009.

Asset class	Actual loss $ million	Expected loss [a] (as at 31 December 2008) $ million
Corporate	410	527
Sovereign	–	1
Bank	–	8
Retail	62	116
Total	**472**	**651**

[a] Excludes defaulted accounts.

The challenging economic environment in 2009 resulted in higher defaults in the credit portfolio. This inevitably led to higher actual loss in 2009 compared to 2008.

Comparison of actual loss and expected loss by asset class

Expected Loss ("EL") is the estimated credit loss from defaults over a one-year horizon. EL is the product of PD, LGD and EAD. A comparison of actual loss and expected loss provides an indication of the predictive power of the IRB models used by the Group. However, they are not directly comparable due to the following reasons:

- EL as at 31 December 2008 is a measure of expected credit loss based on the credit exposure as at that date. On the other hand, impairment loss allowance and write-offs are accounting entries relating to a fluctuating portfolio over the course of the financial year. Moreover, write-offs may relate to defaults from prior years.

- EL is estimated based on non-default exposures only, while impairment loss allowance is an accounting estimate of likely loss from defaulted exposures. Write-offs are recorded on defaulted exposures when no further recovery is possible.

Use of internal estimates

Internal ratings are used pervasively by the Group in the areas of credit approval, credit review and monitoring, credit stress test, limits setting, pricing and collections.

Market Risk

Market risk is governed by the Asset and Liability Committee ("ALCO"), which meets twice monthly to review and provide directions on market risk matters. The Market Risk Management Division supports the EXCO and the ALCO with independent assessment of the market risk profile of the Group.

The Group's market risk framework comprises market risk policies and practices, the validation of valuation and risk models, the control structure with appropriate delegation of authority and market risk limits. In addition, robust risk architecture as well as a new Product/Service Programme process ensures that market risk issues identified are adequately addressed prior to launch. Management of derivatives risks is continually reviewed and enhanced to ensure that the complexities of the business are appropriately controlled.

Overall market risk appetite is balanced at the Group, Bank and business unit levels with the targeted revenue, and takes into account the capital position of the Group and Bank to ensure that it remains well-capitalised under stress circumstances. The appetite is translated to risk limits that are delegated to business units. These risk limits have proportional returns that are commensurate with the risks taken.

Standardised Approach

The Group currently adopts the Standardised Approach for the calculation of regulatory market risk capital but uses internal models to measure and control trading market risks. The financial products warehoused, measured and controlled with internal models include vanilla FX and FX options, vanilla Interest Rate ("IR") and IR options, government and corporate bonds, equities and equity options, and commodities. The table below shows the market risk RWA based on the Standardised Approach.

Risk class	$ million
Interest rate	3,887
Equity	167
FX	681
Commodity	112
Total	**4,847**

Internal Model Approach

The Group adopts a daily Value-at-Risk ("VaR") to estimate market risk within a 99% confidence interval using the historical simulation method. This methodology does not make assumptions on the distribution of returns and the correlations between risk classes. The method assumes that possible future changes in market rates may be implied by observed historical market movements.

VaR estimates are backtested against profit and loss of the trading book to validate the robustness of the methodology. The backtesting process analyses whether the exceptions are due to model deficiencies or market volatility. All model deficiencies are addressed with appropriate model enhancements.

Group trading backtesting chart
(Hypothetical daily profit and loss versus VaR at 99% confidence interval)


Profit/Loss ($'000)
Hypothetical daily profit and loss ($'000)
VaR at 99% confidence interval ($'000)
4,000
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
-7,000
-8,000
-9,000
31 Dec 08
31 Jan 09
29 Feb 09
31 Mar 09
30 Apr 09
31 May 09
30 Jun 09
31 Jul 09
31 Aug 09
30 Sep 09
31 Oct 09
30 Nov 09
31 Dec 09

To complement the VaR measure, stress and scenario tests are performed to identify the Group's vulnerability to event risk. These tests serve to provide early warnings of plausible extreme losses to facilitate proactive management of market risks. The Group's daily VaR on 31 December 2009 was $4.9 million.

Group trading VaR for general market risk by risk class[a]


67% Interest Rate
11% Foreign Exchange
22% Equity

[a] Contribution from commodity risk is insignificant.

Interest Rate Risk In Banking Book

The ALCO, under delegated authority from the Board, approves policies, strategies and limits for the management of balance sheet risk exposure. Balance Sheet Risk Management Division ("BSRM") supports the ALCO in monitoring the interest rate risk profile of the banking book. At a tactical level, the Management Portfolio unit of Global Markets and Investment Management ("GMIM") is responsible for the effective management of balance sheet risk in accordance with approved balance sheet risk management policies.

The primary objective in managing balance sheet risk is to manage the volatility in net interest income ("NII") and economic value of equity ("EVE"). EVE is the present value of the Group's assets less the present value of the Group's liabilities.

Exposure is quantified using a combination of static analysis tools and dynamic simulation techniques on a monthly basis. Static analysis tools such as repricing schedules and sensitivity analysis provide indications of the potential impact of interest rate changes on interest income and price value through the analysis of the sensitivity of assets and liabilities to changes in interest rates. Interest rate sensitivity varies with different repricing periods, currency and embedded optionality. Mismatches in the longer tenor will experience greater change in the price-value of interest rate positions than similar positions in the shorter tenor.

The table in Note 40(c)(ii) to the financial statements on page 129 represents the Group's interest rate risk sensitivity based on contractual repricing mismatches as at 31 December 2009. The Group had an overall positive interest rate sensitivity gap of $22,146 million, which represented the net difference between interest rate sensitive assets and liabilities. Note 40(c)(iii) shows the EVE at risk sensitivities for 100 basis points ("bp") and 200bp parallel rate shock to the banking book for major currencies (Singapore dollar, US dollar and Malaysian ringgit) from major subsidiaries and branches. The reported figures are based on the worst case of an upward and downward parallel movement of the yield curve for NII and EVE. The repricing profile of loans and deposits that do not have maturity dates are generally based on the earliest possible repricing dates taking into account the notice period to be served to customers. Loan prepayment is generally estimated based on past statistics and trends where possible and material. There may be some differences in the assumptions across geographical locations due to variation in local conditions.

In the dynamic simulation process, both the earnings and EVE approaches are applied to assess interest rate risk. The potential effects of interest rate change on NII are estimated by simulating the possible future course of interest rates, expected changes in business activities over time, as well as the effects of embedded options. Embedded options may be in the form of loan prepayment and deposit pre-upliftment. Changes in interest rates are simulated using different interest rate scenarios such as changes in the shape of the yield curve, including high and low rates, as well as positive and negative tilt scenarios.

In EVE sensitivity simulations, the present values for repricing cash flows are computed, with the focus on changes in EVE under different interest rate scenarios. This economic perspective measures interest rate risks across the full maturity profile of the balance sheet, including off-balance sheet items.

Stress testing is also performed regularly to determine the adequacy of capital in meeting the impact of extreme interest rate movements on its balance sheet. Such tests are also performed to provide early warnings of potential extreme losses, facilitating the proactive management of interest rate risks in an environment of rapid financial market changes.

The risks arising from the trading book, such as interest rates, foreign exchange rates and equity prices, are managed and controlled under the market risk framework that is discussed under the 'Market Risk' section.

Liquidity Risk

The Group maintains sufficient liquidity to fund its day-to-day operations, meet deposit withdrawals and loan disbursements, participate in new investments, and repay borrowings. Hence, liquidity is managed in a manner to address known as well as unanticipated cash funding needs.

Liquidity risk is managed in accordance with a framework of policies, controls and limits approved by the ALCO. These policies, controls and limits enable the Group to monitor and manage liquidity risk to ensure that sufficient sources of funds are available over a range of market conditions. These include minimising excessive funding concentrations by diversifying the sources and terms of funding as well as maintaining a portfolio of high quality and marketable debt securities.

The Group takes a conservative stance in its liquidity management by continuing to gather core deposits, ensuring that liquidity limits are strictly adhered to and that there are adequate liquid assets to meet cash shortfall.

The distribution of deposits is managed actively to ensure a balance between cost effectiveness, continued accessibility to funds, and diversification of funding sources. Important factors in ensuring liquidity are competitive pricing, proactive management of the Group's core deposits and the maintenance of customer confidence. Core deposits are generally stable non-bank deposits, such as current accounts, savings accounts and fixed deposits. The Group monitors the stability of its core deposits by analysing their volatility over time.

Liquidity risk is aligned with the regulatory liquidity risk management framework, and is measured and managed on a projected cash flow basis. The Group is monitored under 'business as usual', 'bank-specific crisis' and 'general market crisis' scenarios. Behavioural modelling is carried out regularly to ensure that the cash flow requirements for 'business as usual' and crisis scenarios are realistic. Cash flow mismatch limits are established to limit the Group's liquidity exposure. The Group also employs liquidity early warning indicators and trigger points to signal possible contingency situations.

Contingency funding plans are in place to identify liquidity crises using a series of warning indicators. Crisis escalation processes and various strategies including funding and communication have been developed to minimise the impact of any liquidity crunch.

Overseas banking branches and subsidiaries are required to comply with their local regulatory requirements. In the event that they are unable to source sufficient funds to meet the financial obligation of their operations, the Group's Head Office in Singapore would meet such requirements.

For major foreign currencies, the Group practises pool funding where regional branches and subsidiaries clear their placement and funding requirements with Head Office, improving the efficiency of the Group's deployment of funds.

The table in Note 40(d) to the financial statements on page 131 presents the maturity mismatch analysis of the Group's near and long-term time bands relating to the cash inflows and outflows based on contractual maturity arising from the Group's activities. Behavioural adjustments were made on significant balance sheet items that had actual maturity dates that differed substantially from their contractual profile for the operations in Singapore, Malaysia and Thailand.

Behavioural modelling is carried out based on industry-approved methodologies and reviewed regularly. Loans and deposits which do not have maturity dates, and fixed deposits which are rolled over frequently, are generally estimated based on their past statistics or trends. There may be some differences in the assumptions across geographical locations due to variation in local conditions. Other balance sheet items like credit cards are generally estimated based on the behavioural patterns of customers.

Operational Risk

Operational risk is managed through a framework of policies, processes and procedures by which business units identify, assess, monitor and control/mitigate their operational risks.

Operational Risk Self Assessments involve identifying and assessing inherent risks, as well as assessing the effectiveness of controls to mitigate the identified risks. Action plans to address issues are documented and monitored via Operational Risk Action Plans.

Key Operational Risk Indicators are statistical data collected and monitored by business and support units on an on-going basis to facilitate early detection of potential operational control weaknesses. Trend analysis is carried out to identify systemic issues that need to be addressed.

A database of operational risk events and losses has been established to facilitate the use of advanced approaches for quantification of operational risks. The analysis of loss trends and root causes of loss events helps in strengthening the internal control environment.

A Group Insurance Programme is in place to effectively mitigate the risk of high impact operational losses.

A Product/Service Programme ensures that risks associated with the introduction of new products and services are identified, analysed and addressed prior to launch and is subject to periodic reviews. The Product Committee also reviews product suitability, product risk disclosures and reputation issues associated with the distribution of retail investment products. For online products and services, extra care and precautionary measures are implemented to protect customers' confidentiality and interests.

With the increasing need to outsource for cost and operational efficiency, the Group's Outsourcing Policy and Framework ensures that outsourcing risks are adequately identified and managed prior to entering into any new arrangements and on an on-going basis.

Effective business continuity and crisis management strategies and plans have been developed and tested to ensure prompt recovery of critical business functions in the event of major business and/or system disruptions.

Legal risk is part of operational risk. Legal risk arises from unenforceable, unfavourable, defective or unintended contracts; lawsuits or claims; developments in laws and regulations; or non-compliance with applicable laws and regulations. Business units work with the Group's legal counsel and external legal counsel to ensure that legal risks are effectively managed.

Reputation risk is the adverse impact on earnings, liquidity or capital arising from negative stakeholder perception or opinion on the Group's business practices, activities and financial condition. The Group has a framework for managing reputation risk.

An operational risk management training and awareness programme is in place to facilitate on-going promotion of an effective risk management culture.

The Group adopts the Standardised Approach for the calculation of regulatory operational risk capital.

Equity Exposures In The Banking Book

The following table shows the value of the Equity exposures in the banking book:

	Standardised Approach		IRB Approach (SRW)		IRB Approach (PD/LGD)	
	Fair value $ million	Average risk weights %	Fair value $ million	Average risk weights %	Fair value $ million	Average risk weights %
Listed securities	–	–	1,903	150	1,859	111
Other equity holdings	–	–	1,194	200	434	115
Private equity/ Venture capital	227	200				
Total	**227**		**3,097**		**2,292**	

Total Equity exposures that were deducted from capital amounted to $1,227 million.

Gains and losses

	Revaluation gains on equity eligible as Tier 2 capital $ million	Realised gains/(losses) during the period $ million
Total	**179**	**67**

Group financial review

Contents

Notes:
Certain comparative figures have been restated to conform with the current year's presentation.
Certain figures in this section may not add up to the relevant totals due to rounding.
Amounts less than $500,000 in absolute term are shown as "0".
"NM" denotes not meaningful.

Group financial review

Financial highlights

	2009	2008	+/(-)%
Profit and loss summary ($ million)			
Net interest income	**3,674**	3,576	2.7
Non-interest income	**1,732**	1,675	3.4
Total income	**5,405**	5,250	3.0
Less: Total expenses	**2,074**	2,050	1.2
Operating profit	**3,331**	3,200	4.1
Less: Amortisation/impairment charges	**1,132**	818	38.3
Add: Share of profit of associates	**107**	103	3.8
Less: Tax and minority interests	**404**	548	(26.2)
Net profit after tax [1]	**1,902**	1,937	(1.8)
Financial indicators			
Non-interest income/Total income (%)	**32.0**	31.9	0.1% point
Overseas profit distribution (%)	**31.2**	23.6	7.6% points
Earnings per ordinary share ($) [2]			
Basic	**1.19**	1.25	(4.8)
Diluted	**1.19**	1.24	(4.0)
Return on average ordinary shareholders' equity (%) [2]	**11.9**	12.2	(0.3)% point
Return on average total assets (%)	**1.06**	1.07	(0.01)% point
Net interest margin (%)	**2.36**	2.27	0.09% point
Expense/Income ratio (%)	**38.4**	39.0	(0.6)% point
Loan charge off rate (bp)			
Exclude collective impairment	**59**	33	26bp
Include collective impairment	**76**	47	29bp
Net dividend per ordinary share (¢)			
Interim	**20.0**	20.0	–
Final	**40.0**	40.0	–
Total	**60.0**	60.0	–

1 Refer to profit attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.

Financial highlights (continued)

	2009	2008	+/(-)%
Financial indicators (continued)			
Customer loans (net) ($ million)	**99,201**	99,840	(0.6)
Customer deposits ($ million)	**121,502**	118,171	2.8
Loans/Deposits ratio (%) [1]	**81.6**	84.5	(2.9)% points
Non-performing loan ratio (%) [2]	**2.2**	2.0	0.2% point
Total assets ($ million)	**185,578**	182,941	1.4
Shareholders' equity ($ million) [3]	**18,986**	15,573	21.9
Net asset value ("NAV") per ordinary share ($) [4]	**11.17**	8.90	25.5
Revalued NAV per ordinary share ($) [4]	**12.76**	10.89	17.2
Capital adequacy ratios (%)			
Tier 1	**14.0**	10.9	3.1% points
Total	**19.0**	15.3	3.7% points

1 Refer to net customer loans and customer deposits.

2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.

3 Refer to equity attributable to equity holders of the Bank.

4 Preference shares are excluded from the computation.

Group financial review

Performance review

The Group's operating profit for 2009 grew 4.1% over 2008 to $3,331 million. The improved operating performance was however offset by higher impairment charges, which led to the marginal 1.8% decline in net profit after tax to $1,902 million.

Total operating income rose 3.0% to $5,405 million, contributed by higher trading and investment income and higher net interest income, partly offset by lower fee and commission income.

Total operating expenses increased 1.2% to $2,074 million, largely on higher staff costs. Expense-to-income ratio improved 0.6% point to 38.4% due to higher income growth.

Impairment charges increased 38.9% to $1,121 million in 2009. The increase in individual impairment on loans was attributed to the global economic downturn. Collective impairment of $506 million was set aside for loans, investments as well as foreclosed assets. Individual impairment on securities and other assets fell due largely to a writeback of provision for a long-term investment, coupled with lower provision for investment securities.

Tax was lower at $385 million in 2009 due to the recognition of deferred tax assets and lower taxable income.

Net customer loans of $99.2 billion as at 31 December 2009 was 0.6% lower than a year ago. Non-performing loan ratio increased to 2.2% from 2.0% as at 31 December 2008.

Shareholders' equity grew 21.9% over a year ago to $19.0 billion as at 31 December 2009 contributed largely by improved valuation of the investment portfolio.

Group Tier 1 and total capital adequacy ratios were higher at 14.0% and 19.0% as at 31 December 2009 respectively over a year ago. The increase was due primarily to lower risk-weighted assets and higher retained earnings.

Net interest income

Net interest margin

	2009			2008		
	Average balance $ million	Interest $ million	Average rate %	Average balance $ million	Interest $ million	Average rate %
Interest bearing assets						
Customer loans	**99,118**	**3,921**	**3.96**	97,526	4,704	4.82
Interbank balances	**24,534**	**411**	**1.67**	30,948	1,050	3.39
Securities	**32,052**	**827**	**2.58**	28,941	1,102	3.81
Total	**155,704**	**5,159**	**3.31**	157,415	6,855	4.35
Interest bearing liabilities						
Customer deposits	**119,929**	**1,130**	**0.94**	112,920	1,949	1.73
Interbank balances/other	**31,175**	**355**	**1.14**	40,296	1,331	3.30
Total	**151,104**	**1,485**	**0.98**	153,216	3,280	2.14
Net interest margin [1]			**2.36**			2.27

1 Net interest margin represents net interest income as a percentage of total interest bearing assets.

Volume and rate analysis

	2009 vs 2008			2008 vs 2007		
	Volume change $ million	Rate change $ million	Net change $ million	Volume change $ million	Rate change $ million	Net change $ million
Interest income						
Customer loans	**77**	**(859)**	**(782)**	916	(829)	87
Interbank balances	**(218)**	**(422)**	**(639)**	(227)	(248)	(476)
Securities	**118**	**(393)**	**(275)**	15	(142)	(127)
Total	**(22)**	**(1,674)**	**(1,696)**	704	(1,219)	(515)
Interest expense						
Customer deposits	**121**	**(940)**	**(819)**	227	(827)	(600)
Interbank balances/other	**(292)**	**(684)**	**(975)**	74	(584)	(510)
Total	**(171)**	**(1,623)**	**(1,794)**	301	(1,411)	(1,111)
Net interest income	**149**	**(50)**	**98**	403	192	595

Net interest income rose 2.7% over 2008 to $3,674 million for 2009, largely contributed by higher average securities and loan volume. Net interest margin increased 9 basis points to 2.36% for the year.

Non-interest income

	2009 $ million	2008 $ million	+/(-) %
Fee and commission income			
Credit card	**157**	185	(14.9)
Fund management	**118**	164	(28.2)
Investment-related	**90**	117	(23.1)
Loan-related	**242**	256	(5.5)
Service charges	**85**	82	4.6
Trade-related	**185**	201	(8.0)
Other	**99**	90	10.3
	976	1,095	(10.8)
Dividend income	**42**	64	(35.3)
Rental income	**143**	112	27.7
Other operating income			
Net gain/(loss) from:			
Trading activities	**60**	18	227.2
Non-trading activities			
Financial instruments measured at fair value to profit and loss	**271**	(69)	NM
Available-for-sale assets and other	**123**	336	(63.5)
	453	285	59.1
Other income	**118**	119	(1.2)
	571	404	41.3
Total	**1,732**	1,675	3.4

Non-interest income increased 3.4% over 2008 to $1,732 million for 2009. The increase was contributed largely by higher trading and investment income, partly offset by lower fee and commission income.

Operating expenses

	2009 $ million	2008 $ million	+/(-) %
Staff costs	**1,116**	1,082	3.1
Other operating expenses			
Revenue-related	**485**	472	2.7
Occupancy-related	**206**	200	3.1
IT-related	**160**	162	(1.5)
Other	**108**	133	(19.0)
	959	968	(0.9)
Total	**2,074**	2,050	1.2

Total operating expenses increased 1.2% over 2008 to $2,074 million for 2009 largely on higher staff costs. Staff costs increased 3.1% over 2008 to $1,116 million for 2009 mainly due to higher bonus accruals.

Impairment charges

	2009 $ million	2008 $ million	+/(-) %
Individual impairment on loans [1]			
Singapore	**307**	37	731.6
Malaysia	**85**	79	8.1
Thailand	**51**	46	11.9
Indonesia	**20**	7	206.6
Greater China [2]	**17**	40	(56.9)
Other	**123**	115	6.8
	604	324	86.5
Individual impairment on securities and other assets	**11**	195	(94.3)
Collective impairment	**506**	288	75.5
Total	**1,121**	807	38.9

1 Based on the location where the non-performing loans are booked.

2 Comprise China, Hong Kong S.A.R. and Taiwan.

Impairment charges increased 38.9% over 2008 to $1,121 million for 2009. The increase in individual impairment on loans was attributed to the global economic downturn. Collective impairment of $506 million was set aside for loans, investments as well as foreclosed assets. Individual impairment on securities and other assets fell due largely to a writeback of provision for a long-term investment, coupled with lower provision for investment securities.

Customer loans

	2009 $ million	2008 $ million
Gross customer loans	**101,744**	102,033
Less: Individual impairment	**973**	800
Collective impairment	**1,570**	1,393
Net customer loans	**99,201**	99,840
By industry		
Transport, storage and communication	**6,301**	5,800
Building and construction	**11,718**	12,694
Manufacturing	**8,794**	10,573
Financial institutions	**14,741**	16,451
General commerce	**12,770**	13,005
Professionals and private individuals	**13,346**	12,754
Housing loans	**27,444**	24,114
Other	**6,630**	6,641
Total (gross)	**101,744**	102,033
By currency		
Singapore dollar	**59,978**	56,075
US dollar	**12,813**	15,888
Malaysian ringgit	**11,414**	11,419
Thai baht	**5,944**	6,436
Indonesian rupiah	**2,890**	2,408
Other	**8,705**	9,807
Total (gross)	**101,744**	102,033
By maturity		
Within 1 year	**37,772**	40,341
Over 1 year but within 3 years	**21,087**	19,527
Over 3 years but within 5 years	**10,615**	12,090
Over 5 years	**32,270**	30,075
Total (gross)	**101,744**	102,033
By geography [1]		
Singapore	**67,350**	64,765
Malaysia	**12,120**	12,092
Thailand	**6,077**	6,657
Indonesia	**3,499**	3,085
Greater China	**4,011**	4,816
Other	**8,688**	10,618
Total (gross)	**101,744**	102,033

[1] Based on the location where the loans are booked.

Net customer loans declined by 0.6% over 31 December 2008 to $99.2 billion as at 31 December 2009.

Customer deposits

	2009 $ million	2008 $ million
By product group		
Fixed deposits	**64,343**	74,266
Savings deposits	**30,121**	24,365
Current accounts	**25,200**	18,312
Other	**1,838**	1,229
Total	**121,502**	118,171
By maturity		
Within 1 year	**117,602**	114,439
Over 1 year but within 3 years	**2,795**	2,344
Over 3 years but within 5 years	**738**	871
Over 5 years	**367**	516
Total	**121,502**	118,171
Loans/Deposits ratio (%)	**81.6**	84.5

Customer deposits increased 2.8% over 31 December 2008 to $121.5 billion as at 31 December 2009, largely on higher current accounts and saving deposits, partly offset by lower fixed deposits.

Shareholders' equity

	2009 $ million	2008 $ million
Shareholders' equity	**18,986**	15,573
Add: Revaluation surplus	**2,394**	2,989
Shareholders' equity including revaluation surplus	**21,380**	18,562

Shareholders' equity grew 21.9% over 31 December 2008 to $19.0 billion as at 31 December 2009. The increase was largely attributed to improved valuation of the investment portfolio.

As at 31 December 2009, revaluation surplus of $2.4 billion on the Group's properties was not recognised in the financial statements.

Non-performing assets

	2009 $ million	2008 $ million
Non-performing assets ("NPA")		
Loans ("NPL")	**2,260**	2,062
Debt securities	**462**	243
Total	**2,722**	2,305
By grading		
Substandard	**1,623**	1,397
Doubtful	**519**	268
Loss	**580**	640
Total	**2,722**	2,305
By security coverage		
Secured	**1,180**	1,054
Unsecured	**1,542**	1,251
Total	**2,722**	2,305
By ageing		
Current	**351**	501
Within 90 days	**489**	417
Over 90 to 180 days	**333**	344
Over 180 days	**1,549**	1,043
Total	**2,722**	2,305
Cumulative impairment		
Individual	**1,200**	1,008
Collective	**1,657**	1,540
Total	**2,857**	2,548
As a % of NPA	**105.0%**	110.5%
As a % of unsecured NPA	**185.3%**	203.7%

	2009		2008	
	NPL $ million	NPL ratio [1] %	NPL $ million	NPL ratio [1] %
NPL by industry				
Transport, storage and communication	**78**	**1.2**	18	0.3
Building and construction	**208**	**1.6**	152	1.0
Manufacturing	**678**	**7.6**	539	5.0
Financial institutions	**206**	**1.4**	290	1.8
General commerce	**385**	**2.9**	411	3.1
Professionals and private individuals	**228**	**1.7**	269	2.1
Housing loans	**310**	**1.1**	286	1.2
Other	**167**	**2.3**	97	1.3
Total	**2,260**	**2.2**	2,062	2.0

[1] Debt securities and contingent assets are excluded from the computation.

Non-performing assets (continued)

	NPL $ million	NPL ratio [1] %	Total cumulative impairment as a % of NPL %	Total cumulative impairment as a % of unsecured NPL %
NPL by geography [2]				
Singapore				
2009	**923**	**1.4**	**185.5**	**299.8**
2008	759	1.2	173.1	357.1
Malaysia				
2009	**435**	**3.5**	**68.3**	**225.0**
2008	512	4.2	69.3	173.2
Thailand				
2009	**409**	**6.1**	**69.9**	**120.7**
2008	391	5.3	73.9	129.6
Indonesia				
2009	**106**	**3.0**	**63.2**	**304.5**
2008	60	1.9	88.3	278.9
Greater China				
2009	**105**	**2.6**	**83.8**	**220.0**
2008	101	2.0	79.2	160.0
Other				
2009	**282**	**3.2**	**33.0**	**78.2**
2008	239	2.3	42.7	71.3
Group				
2009	**2,260**	**2.2**	**112.5**	**226.9**
2008	2,062	2.0	106.4	217.6

1 Debt securities and contingent assets are excluded from the computation.

2 Based on the location where the non-performing loans are booked.

Group NPL increased 9.6% over 31 December 2008 to $2,260 million as at 31 December 2009.

Consequently, Group NPL ratio increased to 2.2% from 2.0% as at 31 December 2008.

Performance by operating segment [1]

	PFS $ million	IFS $ million	GMIM $ million	Other $ million	Elimination $ million	Total $ million
2009						
Operating income [2]	**1,917**	**2,135**	**1,297**	**180**	**(124)**	**5,405**
Operating expenses	**(942)**	**(637)**	**(312)**	**(307)**	**124**	**(2,074)**
Impairment charges	**(128)**	**(513)**	**(40)**	**(440)**	**-**	**(1,121)**
Amortisation of intangible assets	**(3)**	**(7)**	**-**	**-**	**-**	**(10)**
Share of profit of associates	**-**	**8**	**-**	**99**	**-**	**107**
Profit before tax	**844**	**986**	**945**	**(469)**	**-**	**2,306**
2008						
Operating income [2]	1,853	2,100	1,200	210	(113)	5,250
Operating expenses	(933)	(688)	(347)	(195)	113	(2,050)
Impairment charges	(49)	(380)	(159)	(219)	-	(807)
Amortisation of intangible assets	(3)	(8)	-	-	-	(11)
Share of profit of associates	-	10	-	93	-	103
Profit before tax	868	1,034	694	(111)	-	2,485

1 Transfer prices between operating segments are on arm's length basis in a manner similar to transactions with third parties.

2 No operating income from transactions with a single external customer or counterparty amounted to 10% or more of the Group's operating income in 2009 or 2008.

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")

PFS's profit decreased 2.8% to $844 million in 2009. The decrease was mainly due to higher impairment charges on loans and lower fee and commission income from investment products and credit cards. These were partly negated by higher net interest income driven by loan growth.

Institutional Financial Services ("IFS")

IFS's profit reduced 4.6% to $986 million in 2009. The decrease was mainly due to higher impairment charges on loans, partially negated by lower operating expenses.

Global Markets and Investment Management ("GMIM")

GMIM's profit increased 36.2% to $945 million in 2009. The increase was mainly attributed to higher income from money market activities and trading and investment portfolios, coupled with lower impairment charges on investment securities. This was partially negated by lower contributions from asset management activities.

Other

Other's net loss increased from $111 million in 2008 to $469 million in 2009. This was mainly due to higher provision for collective impairment, lower realised gain on investment securities and higher accrual of expenses.

Performance by geographical segment [1]

	Total operating income		Profit before tax		Total assets	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Singapore	**3,522**	3,380	**1,594**	1,907	**121,190**	120,064
Malaysia	**571**	548	**271**	235	**17,776**	17,354
Thailand	**415**	459	**78**	77	**9,509**	8,902
Indonesia	**361**	286	**153**	107	**4,920**	4,082
Greater China	**201**	158	**81**	5	**7,132**	8,597
Other	**335**	419	**139**	165	**20,822**	19,731
	5,405	5,250	**2,316**	2,496	**181,349**	178,730
Intangible assets	**–**	–	**(10)**	(11)	**4,229**	4,211
	5,405	5,250	**2,306**	2,485	**185,578**	182,941

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

Singapore and the regional countries accounted for 68.8% and 21.7% of the Group's pre-tax profit in 2009 respectively.

Capital adequacy ratios

	2009 $ million	2008 $ million
Tier 1 capital		
Share capital	**1,902**	1,896
Preference shares	**2,149**	2,149
Disclosed reserves/other	**15,189**	13,251
Capital deductions	**(5,113)**	(4,840)
	14,127	12,456
Tier 2 capital		
Cumulative collective impairment/other	**912**	478
Subordinated notes	**4,767**	5,259
Capital deductions	**(623)**	(617)
	5,056	5,120
Total capital	**19,183**	17,576
Risk-weighted assets ("RWA")		
Credit risk	**87,279**	98,900
Market risk	**4,847**	7,061
Operational risk	**8,782**	8,751
	100,908	114,712
Capital adequacy ratios ("CAR")		
Tier 1	**14.0%**	10.9%
Total	**19.0%**	15.3%

As at 31 December 2009, Group Tier 1 and total CAR of 14.0% and 19.0% were well above the minimum 6% and 10% required by MAS respectively.

The higher CAR over 31 December 2008 were largely contributed by lower risk-weighted assets and higher retained earnings.

Capital adequacy ratios (continued)

	2009	
	RWA $ million	Capital requirement $ million
Credit RWA and capital requirement		
Internal ratings-based approach		
Corporate	49,788	4,979
Sovereign and bank	3,406	341
Retail	6,391	639
Equity	8,275	827
Asset securitisation	276	28
	68,136	6,814
Standardised approach		
Corporate	8,269	827
Sovereign and bank	963	96
Retail	5,629	563
Fixed assets	2,372	237
Other exposures	1,910	191
	19,143	1,914
Total	87,279	8,728

Capital adequacy ratios of major banking subsidiaries [1]

	2009	
	Tier 1 CAR %	Total CAR %
United Overseas Bank (Malaysia) Bhd	12.5	14.3
United Overseas Bank (Thai) Public Company Limited	19.5	21.2
United Overseas Bank (China) Limited	36.0	37.3
PT Bank UOB Indonesia	33.1	34.3
PT Bank UOB Buana	22.3	23.5

[1] Computed on a solo basis based on the capital adequacy framework of the respective countries.

United Overseas Bank Limited
(Incorporated in Singapore)

and its subsidiaries
31 December 2009

Financial statements

Contents

Directors' report
for the financial year ended 31 December 2009

The directors are pleased to present their report to the members together with the audited financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") for the financial year ended 31 December 2009.

Directors
The directors of the Bank in office at the date of this report are:

Wee Cho Yaw *(Chairman)*
Wee Ee Cheong *(Deputy Chairman and Chief Executive Officer)*
Ngiam Tong Dow
Cham Tao Soon
Wong Meng Meng
Yeo Liat Kok Philip
Lim Pin
Thein Reggie

Arrangements to enable directors to acquire shares or debentures
Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB 1999 Share Option Scheme, UOB Restricted Share Plan and UOB Share Appreciation Rights Plan as set out in this report.

Directors' interests in shares or debentures
(a) The following directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act, an interest in shares of the Bank or related corporations as stated below:

	Direct interest		Deemed interest	
	At 31.12.2009	At 1.1.2009	At 31.12.2009	At 1.1.2009
The Bank				
Ordinary shares				
Wee Cho Yaw	**16,390,248**	16,390,248	**248,208,142**	247,208,142
Wee Ee Cheong	**2,865,357**	2,865,357	**147,064,793**	146,064,793
Ngiam Tong Dow	**–**	–	**13,600**	8,600
Cham Tao Soon	**–**	–	**9,775**	9,775
Class E non-cumulative non-convertible preference shares				
Wee Cho Yaw	**–**	155,900	**167,700**	–
Wee Ee Cheong	**20,000**	20,000	**167,700**	–
Ngiam Tong Dow	**2,000**	2,000	**2,000**	2,000
Cham Tao Soon	**–**	–	**1,000**	1,000
Lim Pin	**2,500**	2,500	**–**	–
Yeo Liat Kok Philip	**–**	–	**1,000**	1,000
Thein Reggie	**1,000**	1,000	**–**	–
United Overseas Insurance Limited				
Ordinary shares				
Wee Cho Yaw	**38,100**	38,100	**–**	–

(b) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2010 (being the 21st day after the end of the financial year).

Directors' contractual benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Bank has received or become entitled to receive any benefit by reason of a contract made by the Bank or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest, except that certain directors received remuneration from related corporations in their capacity as directors and/or executives of those corporations.

Directors' remuneration

Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2009 are as follows:

	Chairman's fee %	Directors' fees %	Salary %	Bonus %	Benefits-in-kind and other %	Total %
$7,000,000 to $7,249,999						
Wee Ee Cheong	–	2.4	12.6	83.4	1.6	100.0
$2,750,000 to $2,999,999						
Wee Cho Yaw [1]	87.2	12.5	–	–	0.3	100.0
Below $250,000						
Ngiam Tong Dow	–	100.0	–	–	–	100.0
Cham Tao Soon	–	100.0	–	–	–	100.0
Wong Meng Meng	–	100.0	–	–	–	100.0
Yeo Liat Kok Philip	–	100.0	–	–	–	100.0
Lim Pin	–	100.0	–	–	–	100.0
Lien Jown Leam Michael (Retired on 29 April 2009)	–	100.0	–	–	–	100.0
Thein Reggie	–	100.0	–	–	–	100.0

[1] In view of the invaluable guidance which Chairman Wee had provided to Management during the year, the Remuneration Committee has proposed that Chairman Wee be paid an additional fee of $2.5 million for the financial year ended 31 December 2009. The proposed fee is subject to shareholders' approval at the Annual General Meeting to be held on 30 April 2010.

Share-based compensation plans

The share-based compensation plans, which are administered by the Remuneration Committee, comprise the UOB 1999 Share Option Scheme, UOB Restricted Share Plan and UOB Share Appreciation Rights Plan. Details of these plans are found below and in Note 37 to the financial statements.

(a) **UOB 1999 Share Option Scheme (the "Scheme")**

The Scheme which was adopted by the Bank in October 1999 had been phased out in November 2009. During the financial year, no option was granted to employees or directors of the Bank.

As at the balance sheet date, no option granted to the directors of the Bank since the commencement of the Scheme remained outstanding.

Share-based compensation plans (continued)

(b) **UOB Restricted Share Plan and UOB Share Appreciation Rights Plan (the "Plans")**

Following a review of the remuneration strategy across the Group, the Bank implemented the Plans on 28 September 2007, with a view to aligning the interests of participants with that of shareholders and the Group by fostering a culture of ownership and enhancing the competitiveness of the Group's remuneration for selected employees.

Employees with a minimum of one-year service may be selected to participate in the Plans based on factors such as market-competitive practices, job level, individual performance, leadership skills and potential. Generally granted on an annual basis, the Remuneration Committee will determine the number of Restricted Shares ("RS") and Share Appreciation Rights ("SAR") to be granted, the vesting period and the conditions for vesting.

RS represent UOB shares that are restricted by time and performance conditions as to when they vest. Upon vesting, participants will receive UOB shares represented by the RS.

SAR are rights, which upon exercise, confer the right to receive such number of UOB shares (or by exception, cash) equivalent to the difference between the prevailing market value and the grant value of the underlying UOB shares comprised in the SAR, divided by the prevailing market value of a UOB share. The grant value is determined with reference to the average of the closing prices of UOB shares over the three days preceding the grant date. Upon vesting of SAR, participants have up to six years from the date of grant to exercise their rights.

Subject to the achievement of pre-determined return on equity ("ROE") targets as shown below, 25% of the RS and SAR of the 2007 and 2008 grants and 50% of the 2009 grant, will vest after two years and the remainder after three years from the dates of grant.

2007 and 2008 grants		2009 grant	
Percentage of ROE target achieved	**Percentage of award to be vested**	**Percentage of ROE target achieved**	**Percentage of award to be vested**
≥ 95%	100%	≥ 95%	100%
≥ 90%	80%	≥ 90%	90%
≥ 85%	60%	≥ 85%	80%
≥ 80%	50%	< 85%	At the discretion of the Remuneration Committee
< 80%	At the discretion of the Remuneration Committee		

Participants who leave the Group before vesting of the RS and SAR will forfeit their rights unless otherwise decided by the Remuneration Committee.

The Plans shall be in force for a period of ten years or such other period as the Remuneration Committee may determine. The Plans only allow the delivery of UOB ordinary shares held in treasury by the Bank.

Audit Committee
The Audit Committee comprises three members, all of whom are non-executive independent directors. The members of the Audit Committee at the date of this report are as follows:

Cham Tao Soon *(Chairman)*
Yeo Liat Kok Philip
Thein Reggie

The Audit Committee has reviewed the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transaction if any. The reviews were made with the internal and external auditors, the Chief Financial Officer and/or other senior management staff, as appropriate.

The Audit Committee has considered the financial, business and professional relationships between the external auditors and the Bank. It is of the view that the relationships are not incompatible with maintaining the independence of the external auditors.

Auditors
The Audit Committee has nominated Ernst & Young LLP for re-appointment as auditors of the Bank and Ernst & Young LLP have expressed their willingness to be re-appointed.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer

Singapore
26 February 2010

Statement by directors

for the financial year ended 31 December 2009

We, Wee Cho Yaw and Wee Ee Cheong, being two of the directors of United Overseas Bank Limited, do hereby state that, in the opinion of the directors:

(a) the accompanying balance sheets, profit and loss accounts, statements of comprehensive income, statements of changes in equity and consolidated cash flow statement together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2009, the results of the business and changes in equity of the Bank and the Group and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer

Singapore
26 February 2010

Independent auditors' report

for the financial year ended 31 December 2009

To the members of United Overseas Bank Limited

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") set out on pages 73 to 136, which comprise the balance sheets of the Bank and the Group as at 31 December 2009, the profit and loss accounts, the statements of comprehensive income and the statements of changes in equity of the Bank and the Group, and the cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards ("FRS"). This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Act and FRS, including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by MAS Notice 612 Credit Files, Grading and Provisioning, so as to give a true and fair view of the state of affairs of the Bank and the Group as at 31 December 2009, the results of the Bank and of the Group, the changes in equity of the Bank and the changes in equity and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG LLP
Public Accountants and Certified Public Accountants

Singapore
26 February 2010

Profit and loss accounts

for the financial year ended 31 December 2009

		The Group		The Bank	
	Note	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Interest income	3	**5,159,260**	6,855,353	**3,513,634**	5,073,275
Less: Interest expense	4	**1,485,392**	3,279,739	**939,135**	2,635,400
Net interest income		**3,673,868**	3,575,614	**2,574,499**	2,437,875
Dividend income		**41,651**	64,384	**280,813**	1,129,887
Fee and commission income	5	**976,414**	1,094,614	**612,466**	659,522
Rental income		**142,725**	111,802	**126,514**	85,288
Other operating income	6	**570,839**	403,933	**428,373**	248,698
Non-interest income		**1,731,629**	1,674,733	**1,448,166**	2,123,395
Total operating income		**5,405,497**	5,250,347	**4,022,665**	4,561,270
Less: Staff costs	7	**1,115,570**	1,082,255	**653,017**	602,787
Other operating expenses	8	**958,756**	967,793	**645,575**	612,625
Total operating expenses		**2,074,326**	2,050,048	**1,298,592**	1,215,412
Operating profit before amortisation/ impairment charges		**3,331,171**	3,200,299	**2,724,073**	3,345,858
Less: Amortisation/impairment charges					
Intangible assets	31	**10,316**	10,676	**–**	–
Loans and other assets	9	**1,121,355**	807,372	**859,040**	561,493
Operating profit after amortisation/ impairment charges		**2,199,500**	2,382,251	**1,865,033**	2,784,365
Share of profit of associates		**106,524**	102,602	**–**	–
Profit before tax		**2,306,024**	2,484,853	**1,865,033**	2,784,365
Less: Tax	10	**385,040**	520,532	**288,439**	367,809
Profit for the financial year		**1,920,984**	1,964,321	**1,576,594**	2,416,556
Attributable to:					
Equity holders of the Bank		**1,901,679**	1,936,823	**1,576,594**	2,416,556
Minority interests		**19,305**	27,498	**–**	–
		1,920,984	1,964,321	**1,576,594**	2,416,556
Earnings per share ($)	11				
Basic		**1.19**	1.25		
Diluted		**1.19**	1.24		

The accounting policies and explanatory notes form an integral part of the financial statements.

Statements of comprehensive income

for the financial year ended 31 December 2009

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Profit for the financial year	**1,920,984**	1,964,321	**1,576,594**	2,416,556
Currency translation adjustments	**113,995**	(454,949)	**(4,598)**	(26,821)
Change in available-for-sale reserve				
Change in fair value	**2,206,929**	(3,433,269)	**2,147,048**	(3,261,591)
Transfer to profit and loss account on disposal/impairment	**358,692**	71,541	**311,289**	144,746
Tax on net movement	**(271,933)**	417,109	**(264,953)**	381,182
Change in share of other comprehensive income of associates	**105,253**	(188,020)	**–**	–
Other comprehensive income for the financial year	**2,512,936**	(3,587,588)	**2,188,786**	(2,762,484)
Total comprehensive income for the financial year	**4,433,920**	(1,623,267)	**3,765,380**	(345,928)
Attributable to:				
Equity holders of the Bank	**4,403,988**	(1,594,823)	**3,765,380**	(345,928)
Minority interests	**29,932**	(28,444)	**–**	–
	4,433,920	(1,623,267)	**3,765,380**	(345,928)

The accounting policies and explanatory notes form an integral part of the financial statements.

Balance sheets
as at 31 December 2009

		The Group		The Bank	
	Note	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Equity					
Share capital	12	**4,051,083**	4,044,635	**3,219,533**	3,213,085
Retained earnings	13	**6,323,905**	5,724,455	**5,337,469**	5,030,928
Other reserves	14	**8,611,145**	5,803,793	**8,136,262**	5,632,450
Equity attributable to equity holders of the Bank		**18,986,133**	15,572,883	**16,693,264**	13,876,463
Minority interests		**169,189**	146,264	**–**	–
Total equity		**19,155,322**	15,719,147	**16,693,264**	13,876,463
Liabilities					
Deposits and balances of:					
Banks		**27,751,466**	28,451,524	**26,481,638**	27,129,411
Non-bank customers	16	**121,502,100**	118,171,468	**95,930,001**	93,600,960
Subsidiaries		**–**	–	**2,513,043**	3,722,225
Bills and drafts payable		**1,437,619**	1,548,197	**166,052**	103,695
Derivative financial liabilities	33	**5,503,913**	8,541,820	**5,137,887**	8,097,157
Other liabilities	17	**3,451,174**	3,638,402	**2,163,153**	1,179,983
Tax payable		**713,056**	610,838	**635,478**	542,631
Deferred tax liabilities	18	**19,858**	13,448	**777**	2,356
Debts issued	19	**6,043,869**	6,245,991	**6,324,263**	6,658,170
Total liabilities		**166,423,055**	167,221,688	**139,352,292**	141,036,588
Total equity and liabilities		**185,578,377**	182,940,835	**156,045,556**	154,913,051
Assets					
Cash, balances and placements with central banks		**18,864,797**	20,289,865	**12,935,228**	14,822,882
Singapore Government treasury bills and securities		**12,562,502**	7,301,586	**12,499,364**	7,231,712
Other government treasury bills and securities		**6,303,943**	2,341,120	**3,294,150**	1,251,388
Trading securities	20	**118,152**	139,222	**113,720**	123,773
Placements and balances with banks	21	**13,065,060**	14,006,015	**11,770,716**	12,217,659
Loans to non-bank customers	22	**99,201,077**	99,840,413	**76,599,720**	76,667,748
Placements with and advances to subsidiaries		**–**	–	**2,578,378**	2,865,731
Derivative financial assets	33	**5,427,100**	8,845,732	**5,212,252**	8,496,977
Assets pledged	23	**2,988,664**	2,999,564	**2,988,664**	2,999,564
Investment securities	24	**15,864,048**	15,531,705	**14,855,849**	14,587,164
Other assets	25	**3,323,674**	3,892,365	**2,107,587**	2,275,834
Deferred tax assets	18	**243,649**	352,701	**63,693**	296,150
Investment in associates	26	**1,212,052**	1,095,926	**371,202**	372,201
Investment in subsidiaries	27	**–**	–	**5,278,032**	5,292,700
Investment properties	29	**1,134,168**	1,036,642	**1,424,190**	1,408,507
Fixed assets	30	**1,040,359**	1,057,071	**770,992**	821,242
Intangible assets	31	**4,229,132**	4,210,908	**3,181,819**	3,181,819
Total assets		**185,578,377**	182,940,835	**156,045,556**	154,913,051
Off-balance sheet items					
Contingent liabilities	32	**12,388,063**	11,999,975	**9,936,182**	9,702,648
Financial derivatives	33	**269,079,726**	368,299,193	**246,936,084**	351,102,927
Commitments	35	**47,277,707**	45,231,942	**35,897,374**	36,761,272

The accounting policies and explanatory notes form an integral part of the financial statements.

Statements of changes in equity

for the financial year ended 31 December 2009

	The Group					
	Attributable to equity holders of the Bank					
	Share capital $'000	Retained earnings $'000	Other reserves $'000	Total $'000	Minority interests $'000	Total equity $'000
2009						
Balance at 1 January	**4,044,635**	**5,724,455**	**5,803,793**	**15,572,883**	**146,264**	**15,719,147**
Profit for the financial year	**–**	**1,901,679**	**–**	**1,901,679**	**19,305**	**1,920,984**
Other comprehensive income for the financial year	**–**	**–**	**2,502,309**	**2,502,309**	**10,627**	**2,512,936**
Total comprehensive income for the financial year	**–**	**1,901,679**	**2,502,309**	**4,403,988**	**29,932**	**4,433,920**
Transfers	**–**	**(290,104)**	**290,104**	**–**	**–**	**–**
Change in minority interests	**–**	**–**	**–**	**–**	**(32)**	**(32)**
Difference in consideration paid and minority interests acquired	**–**	**–**	**(87)**	**(87)**	**–**	**(87)**
Dividends	**–**	**(1,012,125)**	**–**	**(1,012,125)**	**(6,975)**	**(1,019,100)**
Share-based compensation	**–**	**–**	**17,879**	**17,879**	**–**	**17,879**
Issue of shares under share option scheme	**3,595**	**–**	**–**	**3,595**	**–**	**3,595**
Issue of treasury shares upon vesting of restricted shares	**2,853**	**–**	**(2,853)**	**–**	**–**	**–**
Balance at 31 December	**4,051,083**	**6,323,905**	**8,611,145**	**18,986,133**	**169,189**	**19,155,322**
2008						
Balance at 1 January	2,845,309	5,119,136	9,364,269	17,328,714	397,612	17,726,326
Profit for the financial year	–	1,936,823	–	1,936,823	27,498	1,964,321
Other comprehensive income for the financial year	–	–	(3,531,646)	(3,531,646)	(55,942)	(3,587,588)
Total comprehensive income for the financial year	–	1,936,823	(3,531,646)	(1,594,823)	(28,444)	(1,623,267)
Transfers	–	(312,145)	312,145	–	–	–
Change in minority interests	–	–	–	–	(188,460)	(188,460)
Difference in consideration paid and minority interests acquired	–	–	(355,791)	(355,791)	–	(355,791)
Dividends	–	(1,019,359)	–	(1,019,359)	(34,444)	(1,053,803)
Share buyback – held in treasury	(120,256)	–	–	(120,256)	–	(120,256)
Share-based compensation	–	–	14,816	14,816	–	14,816
Issue of shares under share option scheme	2,171	–	–	2,171	–	2,171
Issue of Class E preference shares	1,317,411	–	–	1,317,411	–	1,317,411
Balance at 31 December	4,044,635	5,724,455	5,803,793	15,572,883	146,264	15,719,147
Note	12	13	14			

The accounting policies and explanatory notes form an integral part of the financial statements.

	The Bank			
	Share capital $'000	Retained earnings $'000	Other reserves $'000	Total equity $'000
2009				
Balance at 1 January	**3,213,085**	**5,030,928**	**5,632,450**	**13,876,463**
Profit for the financial year	**–**	**1,576,594**	**–**	**1,576,594**
Other comprehensive income for the financial year	**–**	**–**	**2,188,786**	**2,188,786**
Total comprehensive income for the financial year	**–**	**1,576,594**	**2,188,786**	**3,765,380**
Transfers	**–**	**(300,000)**	**300,000**	**–**
Dividends	**–**	**(970,053)**	**–**	**(970,053)**
Share-based compensation	**–**	**–**	**17,879**	**17,879**
Issue of shares under share option scheme	**3,595**	**–**	**–**	**3,595**
Issue of treasury shares upon vesting of restricted shares	**2,853**	**–**	**(2,853)**	**–**
Balance at 31 December	**3,219,533**	**5,337,469**	**8,136,262**	**16,693,264**
2008				
Balance at 1 January	2,013,759	3,892,995	8,080,118	13,986,872
Profit for the financial year	–	2,416,556	–	2,416,556
Other comprehensive income for the financial year	–	–	(2,762,484)	(2,762,484)
Total comprehensive income for the financial year	–	2,416,556	(2,762,484)	(345,928)
Transfers	–	(300,000)	300,000	–
Dividends	–	(978,623)	–	(978,623)
Share buyback – held in treasury	(120,256)	–	–	(120,256)
Share-based compensation	–	–	14,816	14,816
Issue of shares under share option scheme	2,171	–	–	2,171
Issue of Class E preference shares	1,317,411	–	–	1,317,411
Balance at 31 December	3,213,085	5,030,928	5,632,450	13,876,463
Note	12	13	14	

The accounting policies and explanatory notes form an integral part of the financial statements.

Consolidated cash flow statement

for the financial year ended 31 December 2009

	2009 $'000	2008 $'000
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	**3,331,171**	3,200,299
Adjustments for:		
Depreciation of assets	**137,510**	133,976
Net gain on disposal of assets	**(32,066)**	(163,305)
Share-based compensation	**17,806**	14,816
Operating profit before working capital changes	**3,454,421**	3,185,786
Increase/(decrease) in working capital		
Deposits	**2,630,574**	7,564,275
Bills and drafts payable	**(110,578)**	(275,442)
Other liabilities	**(3,225,677)**	3,263,401
Trading securities	**21,070**	270,644
Placements and balances with banks	**1,080,134**	(10,962)
Loans to non-bank customers	**(137,868)**	(7,636,697)
Other assets	**3,896,822**	(3,848,695)
Cash generated from operations	**7,608,898**	2,512,310
Income tax paid	**(422,891)**	(915,046)
Net cash provided by operating activities	**7,186,007**	1,597,264
Cash flows from investing activities		
Net cash flow on disposal/(acquisition) of:		
Investment securities and associates	**1,823,869**	669,832
Properties and other fixed assets	**(212,725)**	(129,624)
Change in minority interests	**(119)**	(188,460)
Dividends received from associates	**54,356**	59,295
Net cash provided by investing activities	**1,665,381**	411,043
Cash flows from financing activities		
Proceeds from issue of ordinary shares	**3,595**	2,171
Net proceeds from issue of Class E preference shares	**–**	1,317,411
Net decrease in debts issued	**(202,122)**	(420,307)
Share buyback	**–**	(120,256)
Dividends paid on ordinary shares	**(903,393)**	(978,623)
Dividends paid on preference shares	**(109,195)**	(40,686)
Dividends paid to minority interests	**(6,975)**	(34,444)
Net cash used in financing activities	**(1,218,090)**	(274,734)
Currency translation adjustments	**122,588**	(416,439)
Net increase in cash and cash equivalents	**7,755,886**	1,317,134
Cash and cash equivalents at beginning of the financial year	**31,599,926**	30,282,792
Cash and cash equivalents at end of the financial year (Note 36)	**39,355,812**	31,599,926

The accounting policies and explanatory notes form an integral part of the financial statements.

Notes to the financial statements
for the financial year ended 31 December 2009

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. Corporate information

United Overseas Bank Limited (the "Bank") is a limited liability company incorporated in Singapore. The registered office of the Bank is at 80 Raffles Place, UOB Plaza, Singapore 048624.

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore ("MAS"). The principal activities of its major subsidiaries are set out in Note 27b to the financial statements. There has been no significant change in the nature of these activities during the financial year.

2. Summary of significant accounting policies

(a) **Basis of preparation**

The financial statements of the Bank and its subsidiaries (the "Group") have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Companies Act, Cap. 50, with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in MAS Notice 612 Credit Files, Grading and Provisioning.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial instruments at fair value through profit and loss and all financial derivatives. In addition, the carrying amount of assets and liabilities that are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks.

The financial statements are presented in Singapore dollars and to the nearest thousand unless otherwise indicated.

(b) **Changes in accounting policies**

The Group adopted the following new or amended FRS and Interpretations to FRS ("INT FRS") during the financial year:

- FRS1 Presentation of Financial Statements
- FRS23 Borrowing Costs
- FRS108 Operating Segments
- INT FRS113 Customer Loyalty Programmes
- INT FRS116 Hedges of a Net Investment in a Foreign Operation
- INT FRS118 Transfer of Assets from Customers
- Amendments to FRS27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- Amendments to FRS32 Financial Instruments: Presentation and FRS1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
- Amendments to FRS102 Share-based Payment – Vesting Conditions and Cancellations
- Amendments to FRS107 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
- Amendments to INT FRS109 Reassessment of Embedded Derivatives and FRS39 Financial Instruments: Recognition and Measurement – Embedded Derivatives

The adoption of the FRS and INT FRS has no significant impact on the financial statements of the Group.

Other than the above changes, the accounting policies applied by the Group in the financial year were consistent with those adopted in the previous financial year.

Future changes in accounting policies

The following FRS and INT FRS that are in issue will apply to the Group for accounting period beginning 1 January 2010:

- FRS27 Consolidated and Separate Financial Statements
- FRS103 Business Combinations
- INT FRS117 Distributions of Non-cash Assets to Owners
- Amendments to FRS32 Financial Instruments: Presentation – Classification of Rights Issue
- Amendments to FRS39 Financial Instruments: Recognition and Measurement – Eligible Hedged Item
- Amendments to FRS102 Share-based Payment – Group Cash-settled Share-based Payment Transactions

These pronouncements are not expected to have a significant impact on the financials of the Group when adopted.

2. Summary of significant accounting policies (continued)

(c) Subsidiaries

Subsidiaries are entities over which the Group has the power to govern their financial and operating policies. The Group generally has such power when it directly or indirectly holds more than 50% of the issued share capital, or controls more than 50% of the voting power or the composition of the board of directors, of the entities.

Subsidiaries are consolidated from the date the Group obtains control until the date such control ceases. Acquisition of subsidiaries is accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Goodwill is accounted for in accordance with Note 2j(i). Inter-company transactions and balances are eliminated. Adjustments are made to align the accounting policies of the subsidiaries to those of the Group.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that does not belong to the equity holders of the Bank. They are disclosed as separate items in the consolidated financial statements.

In the Bank's separate financial statements, investment in subsidiaries is stated at cost less provision for impairment, if any, determined on an individual basis.

(d) Associates and joint ventures

Associates are entities, not being subsidiaries or joint ventures, in which the Group has significant influence. This generally coincides with the Group having between 20% and 50% of the voting power or representation on the board of directors. Joint ventures are entities whereby the Group and its joint venture partners enter into a contractual arrangement to undertake an economic activity which is jointly controlled and none of the parties involved unilaterally has control over the entities.

The Group's investment in associates and joint ventures is accounted for using the equity method from the date the Group obtains significant influence or joint control over the entities until the date such significant influence or joint control ceases. Adjustments are made to align the accounting policies of the associates and joint ventures to those of the Group.

Under the equity method, the Group's investment in associates and joint ventures is carried in the balance sheet at cost (including goodwill on acquisition), plus post-acquisition changes in the Group's share of net assets of the associate and joint venture, less provision for impairment, if any, determined on an individual basis. The Group's share of results of the associates and joint ventures is recognised in the consolidated profit and loss account. Where the share of losses of an associate or joint venture exceeds the Group's interest in the associate or joint venture, such excess is not recognised in the consolidated profit and loss account.

In the Bank's separate financial statements, investment in associates and joint ventures is stated at cost less provision for impairment, if any, determined on an individual basis.

(e) Foreign currencies

(i) Foreign currency transactions

On initial recognition, transactions in foreign currencies are recorded in the respective functional currencies of the Bank and its subsidiaries at the exchange rate ruling at the transaction date. Subsequent to initial recognition, monetary assets and monetary liabilities denominated in foreign currencies are translated at the closing rate of exchange ruling at the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at balance sheet date are recognised in the profit and loss account. Exchange differences arising from monetary items that form part of the net investment in foreign operations, or on foreign currency borrowings that provide a hedge against a net investment in a foreign operation, are recognised initially in the foreign currency translation reserve in the consolidated balance sheet, and subsequently in the consolidated profit and loss account on disposal of the foreign operation.

2. Summary of significant accounting policies (continued)

(e) Foreign currencies (continued)

(ii) Foreign operations

Revenue and expenses of foreign operations are translated into Singapore dollars at the weighted average exchange rate for the financial year which approximates the exchange rate at the transaction date. Foreign operations' assets and liabilities are translated at the closing rate of exchange ruling at the balance sheet date. All resultant exchange differences are recognised in the foreign currency translation reserve, and are taken to the profit and loss account upon disposal of the foreign operations.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are recorded in the functional currency of the foreign operations and translated at the closing rate of exchange at the balance sheet date. For acquisitions prior to 1 January 2005, goodwill and fair value adjustments were recorded in Singapore dollars at the rate of exchange prevailing at the date of acquisition.

(f) Financial assets and financial liabilities

(i) Classification

Financial assets and financial liabilities are classified as follows:

At fair value through profit and loss

Financial instruments are classified as held for trading if they are acquired for short-term profit taking. Financial derivatives are classified as held for trading unless they are designated as hedging instruments.

Financial instruments are designated as fair value through profit and loss if they meet the following criteria:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities on a different basis;
- the assets and liabilities are managed on a fair value basis in accordance with a documented risk management or investment strategy; or
- the financial instrument contains an embedded derivative, except where such derivative does not significantly modify the cash flows of the instrument.

Held-to-maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the intention and ability to hold the assets till maturity.

Loans and receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Available-for-sale

Non-derivative financial assets that are not classified into any of the preceding categories and are available for sale are classified in this category.

Non-trading liabilities

Non-derivative financial liabilities that are not held for active trading or designated as fair value through profit and loss are classified as non-trading liabilities.

(ii) Measurement

Initial measurement

Financial instruments are initially recognised at their fair value plus transaction costs directly attributable to the acquisition or issuance of the instruments. For financial instruments classified as fair value through profit and loss, transaction costs are expensed off.

2. Summary of significant accounting policies (continued)

(f) **Financial assets and financial liabilities** (continued)

(ii) **Measurement** (continued)

Subsequent measurement

Financial instruments classified as held for trading and designated as fair value through profit and loss are measured at fair value with fair value changes recognised in the profit and loss account.

Available-for-sale assets are measured at fair value with fair value changes taken to the fair value reserve, and subsequently to the profit and loss account upon disposal or impairment of the assets.

All other financial instruments are measured at amortised cost using the effective interest method.

Interest earned/incurred and dividend received/receivable on all non-derivative financial instruments are recognised as interest income/expense and dividend income accordingly.

Fair value determination

Fair values of financial assets and financial liabilities with active markets are determined based on the market bid and ask prices respectively at the balance sheet date. For financial instruments with no active markets, fair values are established using valuation techniques such as making reference to recent transactions or other comparable financial instruments, discounted cash flow method and option pricing models.

(iii) **Recognition and derecognition**

Financial instruments are recognised when the Group becomes a party to the contractual provision of the instruments. All regular way purchases and sales of financial assets that require delivery within the period generally established by regulation or market convention are recognised on the settlement date.

Financial instruments are derecognised when the risks and rewards associated with the instruments are substantially transferred, cancelled or expired. On derecognition, the difference between the carrying amount of the instruments and the consideration received/paid, less the cumulative gain or loss that has been recognised in the equity are taken to the profit and loss account.

(iv) **Impairment**

Individual impairment

Financial assets, other than those measured at fair value through profit and loss account are subject to impairment review at each balance sheet date. Impairment loss is recognised when there is objective evidence such as significant financial difficulty of the issuer/obligor, significant or prolonged decline in market prices and adverse economic indicators that the recoverable amount of an asset is below its carrying amount.

Financial assets that are individually significant are assessed individually. Those not individually significant are grouped together based on similar credit risks and assessed as a portfolio.

For financial assets carried at amortised costs, impairment loss is determined as the difference between the assets' carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The loss is recognised in the profit and loss account.

For available-for-sale assets, impairment loss is determined as the difference between the assets' cost and the current fair value, less any impairment loss previously recognised in the profit and loss account. The loss is transferred from the fair value reserve to the profit and loss account. For available-for-sale equity instruments, subsequent recovery of the impairment loss is written back to the fair value reserve.

Financial assets are written off when all avenues of recovery have been exhausted.

Collective impairment

Collective impairment is made for estimated losses inherent in but not currently identifiable to the individual financial assets. The provision is made based on management's experience and judgement and taking into account country and portfolio risks. A minimum of 1% of credit exposure net of collaterals and individual impairment is maintained by the Group in accordance with the transitional provision set out in MAS Notice 612.

2. Summary of significant accounting policies (continued)

(g) Financial derivatives

Financial derivatives with positive and negative fair values are presented as assets and liabilities in the balance sheet respectively. Derivatives embedded in other financial instruments are accounted for separately as derivatives if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not carried at fair value through profit and loss.

(h) Hedge accounting

(i) Fair value hedge

Fair value changes of the hedging instrument are recognised in the profit and loss account. Fair value changes of the hedged item attributable to the hedged risk are taken to the profit and loss account with corresponding adjustment made to the carrying amount of the hedged item. The adjustment is amortised over the expected life of the hedged item when the hedge is terminated or no longer meet the hedge accounting criteria.

(ii) Hedge of net investment in a foreign operation

Fair value changes of the hedging instrument relating to the effective portion of the hedge are taken to the foreign currency translation reserve while those relating to the ineffective portion are recognised in the profit and loss account. The amount taken to the reserve is transferred to the profit and loss account upon disposal of the foreign operation.

(i) Investment properties and fixed assets

Investment properties and fixed assets are stated at cost less accumulated depreciation and provision for impairment.

Investment properties are properties held for rental income and/or capital appreciation while owner-occupied properties are those for office use.

Computer software is recognised as intangible assets if it is identifiable, probable of generating future economic benefits and its availability/accessibility is controlled by the Group.

Freehold land and leasehold land exceeding 99 years tenure are not depreciated. Other leasehold land is depreciated on a straight-line basis over the period of the lease. Buildings are depreciated on a straight-line basis over 50 years or the lease period, whichever is shorter. Other fixed assets are depreciated on a straight-line basis over five or ten years.

The residual value, useful life and depreciation method of investment properties and fixed assets are reviewed annually. Their carrying amounts are reviewed for impairment when events or changes in circumstances indicate that the amounts may not be recoverable.

(j) Intangible assets

(i) Goodwill

Goodwill in a business combination represents the excess of acquisition cost over net fair value of identifiable assets acquired and liabilities and contingent liabilities assumed. Where the net fair value exceeds the acquisition cost, the difference, being negative goodwill, is taken to the profit and loss account. After initial recognition, goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill is reviewed for impairment annually or more frequently if the circumstances indicate that its carrying amount may be impaired. At the date of acquisition, goodwill is allocated to the cash-generating units ("CGU") expected to benefit from the synergies of the business combination. The Group's CGU correspond with the operating segments reported in Note 39a. Where the recoverable amount of a CGU is below its carrying amount, the impairment loss is recognised in the profit and loss account.

(ii) Other intangible assets

Other intangible assets acquired are measured at cost on initial recognition. Subsequent to initial recognition, intangible assets are measured at costs less accumulated amortisation and accumulated impairment losses, if any.

For intangible assets with finite useful lives, they are amortised on a straight-line basis over the estimated useful lives and assessed for impairment whenever there is an indication of impairment. The amortisation charges are recognised in the profit and loss account. The useful life and amortisation method are reviewed annually.

Intangible assets with indefinite useful lives are not amortised but reviewed for impairment annually or more frequently if the circumstances indicate that the carrying amount may be impaired.

2. Summary of significant accounting policies (continued)

(k) **Tax**

(i) **Current tax**

Current tax is measured at the amount expected to be recovered from or paid to the tax authorities. The tax rate and tax law applied are those that are enacted or substantively enacted by the balance sheet date.

(ii) **Deferred tax**

Deferred tax is provided using the liability method on all significant temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred tax is measured at the tax rate that is expected to apply to the year when the assets are realised or the liabilities are settled, based on the tax rate and tax law that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

Deferred tax is not provided for goodwill, initial recognition of assets and liabilities that does not affect accounting tax, taxable profit or tax loss, and on investment in subsidiaries, associates and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are offset against deferred tax liabilities if a legally enforceable right to set off current tax assets against current tax liabilities exists and the deferred taxes relate to the same taxable entity and tax authority.

Deferred tax relating to items recognised directly in equity is taken to equity.

(l) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation where as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation can be made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(m) **Revenue recognition**

Interest income is recognised using the effective interest method.

Dividend income is recognised when the right to receive it is established.

Fee and commission income is recognised when services are rendered. Where the fee charged is in lieu of interest, such fee is amortised over the same period as the related interest income is recognised.

Rental income is recognised on a time proportion basis.

(n) **Employee compensation/benefits**

Base pay, cash bonuses, allowances, commissions and defined contributions under regulations are recognised in the profit and loss account when incurred.

Leave entitlements are recognised when they accrue to employees. Provision for leave entitlements is made based on contractual terms with adjustment for expected attrition.

Cost of share-based compensation is expensed to the profit and loss account over the vesting period with corresponding increase in the equity reserve. The estimated number of grants to be ultimately vested and its financial impact are reviewed on the balance sheet date and adjustments made accordingly to reflect changes in the non-market conditions.

(o) **Government grants**

Grants from the government are recognised as receivables at their fair value when there is reasonable assurance that the grants will be received and the Group has complied with the specified conditions. Government grants relating to assets are deducted against the carrying amount of the assets and those relating to expenses are deducted against the related expenses.

2. Summary of significant accounting policies (continued)

(p) Dividend payment

Dividends are accounted for as an appropriation of retained earnings. Interim dividends on ordinary shares and dividends on preference shares are recorded when declared payable while final dividends on ordinary shares are recognised upon approval of equity holders.

(q) Repurchase and reverse repurchase agreements

Repurchase agreements ("Repo") are treated as collateralised borrowing and the amounts borrowed are reported as liabilities under deposits and balances of banks and non-bank customers accordingly. The assets sold under Repo are classified as assets pledged in the balance sheet.

Reverse Repo are treated as collateralised lending and the amounts lent are reported as assets under placements and balances with banks and loans to non-bank customers accordingly.

The difference between the amounts received and paid under Repo and reverse Repo are accounted for as interest expense and interest income respectively.

(r) Treasury shares

Ordinary shares reacquired are classified as treasury shares and presented as a deduction from ordinary share capital. No gain or loss is recognised in the profit and loss account on the purchase, sale, issue or cancellation of treasury shares.

(s) Significant accounting estimates and judgements

The preparation of the financial statements requires certain estimates, assumptions and judgements to be made such as fair value determination for unquoted financial instruments, provision for impairment of assets, impairment review of goodwill, tax computation and provision for litigation claims. These estimates, assumptions and judgements would affect the financials disclosed and they are being assessed on an on-going basis based on past experience and future expectation that are believed to be reasonable in the circumstances.

3. Interest income

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Loans to non-bank customers	**3,921,405**	4,703,636	**2,494,530**	3,144,703
Placements and balances with banks	**410,541**	1,049,843	**283,358**	926,277
Government treasury bills and securities	**212,817**	303,403	**151,986**	242,928
Trading and investment securities	**614,497**	798,471	**583,760**	759,367
	5,159,260	6,855,353	**3,513,634**	5,073,275
Of which, interest income on:				
Impaired financial assets	**29,473**	13,652	**25,198**	13,632
Financial assets at fair value through profit and loss	**63,826**	120,614	**45,294**	103,874

4. Interest expense

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Deposits of non-bank customers	**1,130,076**	1,949,048	**556,935**	1,309,520
Deposits and balances of banks and debts issued	**355,316**	1,330,691	**382,200**	1,325,880
	1,485,392	3,279,739	**939,135**	2,635,400
Of which, interest expense on financial liabilities at fair value through profit and loss	**16,205**	57,433	**15,898**	56,711

5. Fee and commission income

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Credit card	**157,288**	184,914	**103,938**	127,590
Fund management	**117,716**	164,061	**6,618**	1,644
Investment-related	**90,142**	117,286	**89,049**	97,319
Loan-related	**242,074**	256,039	**196,511**	210,088
Service charges	**85,321**	81,563	**52,573**	50,976
Trade-related	**185,162**	201,218	**124,171**	133,084
Other	**98,711**	89,533	**39,606**	38,821
	976,414	1,094,614	**612,466**	659,522
Of which, fee and commission on financial assets and financial liabilities at fair value through profit and loss	**3**	79	**3**	79

6. Other operating income

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Net gain/(loss) from:				
Trading activities	**59,544**	18,197	**42,740**	31,759
Non-trading activities				
Financial instruments measured at fair value to profit and loss	**271,291**	(68,930)	**207,027**	(66,230)
Available-for-sale assets and other	**122,501**	335,712	**80,574**	189,706
Disposal of:				
Investment properties	**8,794**	10,368	**8,794**	10,368
Fixed and other assets	**1,788**	21,684	**(3,648)**	(375)
Other	**106,921**	86,902	**92,886**	83,470
	570,839	403,933	**428,373**	248,698

7. Staff costs

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Salaries, bonus and allowances	**908,649**	900,771	**542,536**	494,384
Employer's contribution to defined contribution plans	**77,996**	72,862	**49,894**	45,913
Share-based compensation	**17,806**	14,816	**14,056**	11,731
Other	**111,119**	93,806	**46,531**	50,759
	1,115,570	1,082,255	**653,017**	602,787
Of which, directors' remuneration	**15,139**	13,849	**7,020**	5,523

8. Other operating expenses

	The Group		The Bank	
	2009 $'000	**2008 $'000**	**2009 $'000**	**2008 $'000**
Revenue-related	**485,081**	472,362	**288,322**	233,218
Occupancy-related	**206,113**	199,992	**148,867**	147,451
IT-related	**159,504**	161,979	**155,824**	162,712
Other	**108,058**	133,460	**52,562**	69,244
	958,756	967,793	**645,575**	612,625
Of which:				
Chairman/directors' fees	**4,873**	4,710	**3,357**	3,420
Depreciation of assets	**137,510**	133,976	**86,430**	81,472
Auditors' remuneration	**3,870**	4,057	**1,907**	1,735
Non-audit fees paid/payable to auditors	**956**	554	**939**	527
Expenses on investment properties	**39,008**	35,393	**29,234**	27,400

9. Impairment charges on loans and other assets

	The Group		The Bank	
	2009 $'000	**2008 $'000**	**2009 $'000**	**2008 $'000**
Individual impairment on:				
Loans	**604,011**	323,922	**455,386**	167,981
Investment securities	**45,860**	135,122	**47,365**	133,040
Other	**(34,725)**	59,921	**15,751**	35,393
Collective impairment	**506,209**	288,407	**340,538**	225,079
	1,121,355	807,372	**859,040**	561,493
Included in the impairment charges are the following:				
Bad debts written off	**134,230**	16,192	**133,092**	13,381
Bad debts recovery	**(62,931)**	(90,794)	**(16,690)**	(40,489)

10. Tax

Tax charge to the profit and loss accounts comprises the following:

	The Group		The Bank	
	2009 $'000	**2008 $'000**	**2009 $'000**	**2008 $'000**
On profit of the financial year				
Current tax	**524,399**	508,577	**331,443**	362,488
Deferred tax	**(58,680)**	5,738	**(19,559)**	16,131
	465,719	514,315	**311,884**	378,619
(Over)/under provision of prior year tax				
Current tax	**(238)**	(11,792)	**(8,554)**	(10,033)
Deferred tax	**(95,479)**	231	**(15,131)**	(840)
Effect of change in tax rate	**533**	1,083	**240**	63
Share of tax of associates	**14,505**	16,695	**–**	–
	385,040	520,532	**288,439**	367,809

10. Tax (continued)

Tax charge on profit for the financial year differs from the theoretical amount computed using Singapore corporate tax rate due to the following factors:

	The Group		The Bank	
	2009 $'000	**2008 $'000**	**2009 $'000**	**2008 $'000**
Operating profit after amortisation and impairment charges	**2,199,500**	2,382,251	**1,865,033**	2,784,365
Prima facie tax calculated at tax rate of 17% (2008: 18%)	**373,915**	428,805	**317,056**	501,186
Effect of:				
Losses deductible/(income taxed) at concessionary rates	**(20,390)**	(1,637)	**(18,396)**	635
Different tax rates in other countries	**69,894**	89,983	**17,444**	29,803
Losses of foreign operations not offset against taxable income of Singapore operations	**4,537**	11,323	**4,537**	11,323
Income not subject to tax	**(30,396)**	(82,257)	**(57,586)**	(199,109)
Expenses not deductible for tax	**68,478**	72,482	**48,829**	34,781
Deferred tax benefit on tax losses	**(319)**	(4,384)	**–**	–
Tax expense on profit of the financial year	**465,719**	514,315	**311,884**	378,619

The Singapore corporate tax rate has reduced from 18% to 17% with effect from the year of assessment 2010.

11. Earnings per share

Basic and diluted earnings per share ("EPS") are determined as follows:

	The Group	
	2009	**2008**
Profit attributable to equity holders of the Bank ($'000)	**1,901,679**	1,936,823
Less: Dividends on preference shares ($'000)	**108,732**	60,460
Adjusted profit ($'000)	**1,792,947**	1,876,363
Weighted average number of ordinary shares ('000)		
In issue	**1,505,729**	1,505,834
Adjustment for potential ordinary shares under share-based compensation plans	**5,062**	2,309
Diluted	**1,510,791**	1,508,143
EPS ($)		
Basic	**1.19**	1.25
Diluted	**1.19**	1.24

12. Share capital

(a)

	2009		2008	
	Number of shares '000	Amount $'000	Number of shares '000	Amount $'000
Ordinary shares				
Balance at 1 January	**1,523,931**	**2,255,937**	1,523,760	2,253,766
Issue of shares under share option scheme (Note 37a)	**263**	**3,595**	171	2,171
Balance at 31 December	**1,524,194**	**2,259,532**	1,523,931	2,255,937
Treasury shares				
Balance at 1 January	**(18,320)**	**(360,263)**	(11,597)	(240,007)
Share buyback – held in treasury	**–**	**–**	(6,723)	(120,256)
Issue of shares upon vesting of restricted shares	**145**	**2,853**	–	–
Balance at 31 December	**(18,175)**	**(357,410)**	(18,320)	(360,263)
Ordinary share capital	**1,506,019**	**1,902,122**	1,505,611	1,895,674
Class E non-cumulative non-convertible preference shares issued on 15 September 2008	**13,200**	**1,317,411**	13,200	1,317,411
Share capital of the Bank		**3,219,533**		3,213,085
Non-cumulative non-convertible guaranteed SPV-A preference shares at 1 January and 31 December	**5**	**831,550**	5	831,550
Share capital of the Group		**4,051,083**		4,044,635
Ordinary shares held by associates of the Group	**17,132**		17,332	

(b) The ordinary shares have no par value. The holders of ordinary shares (excluding treasury shares) have unrestricted rights to dividends, return of capital and voting.

During the financial year, the Bank issued 263,000 (2008: 171,000) ordinary shares to option holders who exercised their rights. All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(c) During the financial year, the Bank issued 145,000 (2008: nil) treasury shares to participants of UOB Restricted Share Plan upon vesting.

(d) The Class E non-cumulative non-convertible preference shares with liquidation preference of S$100 per share were issued by the Bank on 15 September 2008. The shares are perpetual securities with no fixed maturity. Subject to the approval of MAS, they may be redeemed at the option of the Bank, in whole but not in part, for cash, (a) on 15 September 2013, 15 September 2018 or on each dividend payment date thereafter, or (b) in the event of certain changes in the tax laws of Singapore, or (c) on the occurrence of certain events.

Dividend is payable semi-annually on 15 March and 15 September of each year at a fixed annual rate of 5.05% of the liquidation preference, subject to declaration by the Board of Directors. In the event any dividend on the Class E preference shares is not paid, the Bank shall not pay, and shall not permit any of its subsidiaries, other than a banking subsidiary, to pay any dividend on or repurchase any of its securities that rank *pari passu* or junior to the Class E preference shares.

12. Share capital (continued)

(e) The non-cumulative non-convertible guaranteed SPV-A preference shares of US$0.01 each with liquidation preference of US$100,000 per share were issued on 13 December 2005 by the Bank via its wholly-owned subsidiary, UOB Cayman I Limited. The entire proceeds were used by the subsidiary to subscribe for the US$0.5 billion subordinated note (Note 19b(v)) issued by the Bank.

The shares are perpetual securities with no maturity date. They are redeemable in whole but not in part, (a) at the discretion of the subsidiary for cash on any dividend payment date on or after 15 March 2016 or (b) at the discretion of the Bank, for cash or for one Class A preference share per SPV-A preference share in the event of certain changes in the tax laws of Singapore or the Cayman Islands, or on any day after 13 December 2010 on the occurrence of certain special events. The SPV-A preference shares will be automatically redeemed upon the occurrence of certain specific events.

The shares are guaranteed by the Bank on a subordinated basis in respect of dividends and redemption payments. In the event any dividend or guaranteed payment with respect to the shares is not paid in full, the Bank and its subsidiaries (other than those carrying on banking business) that have outstanding preference shares or other similar obligations that constitute Tier 1 capital of the Group on an unconsolidated basis are estopped from declaring and paying any dividend or other distributions in respect of their ordinary shares or any other security or obligation of the Group ranking *pari passu* with or junior to the subordinated guarantee.

Dividends on the shares are payable at the sole discretion of the Bank semi-annually at an annual rate of 5.796% of the liquidation preference from 15 March 2006 to and including 15 March 2016. After 15 March 2016, dividends are payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745%.

(f) As at 31 December 2009 and 2008, the Bank has the following unissued non-cumulative non-convertible preference shares:

	Number of shares '000	**Liquidation preference per share '000**
Class A	20	US$100
Class B	200	S$10
Class C	40	EUR50

In relation to the issue of the SPV-A preference shares (Note 12e), 5,000 Class A preference shares have been provisionally allotted to the holders of the SPV-A preference shares on a one-for-one basis.

13. Retained earnings

(a)

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Balance at 1 January	**5,724,455**	5,119,136	**5,030,928**	3,892,995
Profit for the financial year attributable to equity holders of the Bank	**1,901,679**	1,936,823	**1,576,594**	2,416,556
Transfer to other reserves	**(290,104)**	(312,145)	**(300,000)**	(300,000)
Dividends				
Ordinary shares				
Final dividend of 40 cents one-tier tax-exempt (2008: 45 cents one-tier tax-exempt) per share paid in respect of prior financial year	**(602,244)**	(677,501)	**(602,244)**	(677,501)
Interim dividend of 20 cents one-tier tax-exempt (2008: 20 cents one-tier tax-exempt) per share paid in respect of the financial year	**(301,149)**	(301,122)	**(301,149)**	(301,122)
Semi-annual dividends at 5.796% per annum on non-cumulative non-convertible guaranteed SPV-A preference shares	**(42,072)**	(40,736)	**–**	–
Semi-annual dividends at 5.05% per annum on Class E non-cumulative non-convertible preference shares	**(66,660)**	–	**(66,660)**	–
	(1,012,125)	(1,019,359)	**(970,053)**	(978,623)
Balance at 31 December	**6,323,905**	5,724,455	**5,337,469**	5,030,928

(b) The retained earnings are distributable reserves except for an amount of $477,453,000 (2008: $448,641,000), being the Group's share of revenue reserves of associates which is distributable only upon realisation by way of dividend from or disposal of investment in the associates.

(c) In respect of the financial year ended 31 December 2009, the directors have proposed a final one-tier tax-exempt dividend of 40 cents per ordinary share amounting to $602,407,000. The proposed dividend will be accounted for in Year 2010 financials upon approval of the equity holders of the Bank.

14. Other reserves

(a)

	The Group								
	Fair value reserve $'000	Foreign currency translation reserve $'000	Share-based compensation reserve $'000	Merger reserve $'000	Statutory reserve $'000	General reserve $'000	Share of reserves of associates $'000	Other $'000	Total $'000
2009									
Balance at 1 January	**(2,468,236)**	**(585,255)**	**20,380**	**3,266,744**	**3,140,871**	**2,512,215**	**121,640**	**(204,566)**	**5,803,793**
Other comprehensive income for the financial year attributable to equity holders of the Bank	**2,275,108**	**122,589**	**–**	**–**	**–**	**–**	**104,612**	**–**	**2,502,309**
Difference in consideration paid and minority interests acquired	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(87)**	**(87)**
Transfer from/(to) retained earnings	**–**	**–**	**–**	**–**	**24,867**	**301,365**	**(124)**	**(36,004)**	**290,104**
Share-based compensation	**–**	**–**	**17,879**	**–**	**–**	**–**	**–**	**–**	**17,879**
Issue of treasury shares upon vesting of restricted shares	**–**	**–**	**(2,974)**	**–**	**–**	**–**	**–**	**121**	**(2,853)**
Balance at 31 December	**(193,128)**	**(462,666)**	**35,285**	**3,266,744**	**3,165,738**	**2,813,580**	**226,128**	**(240,536)**	**8,611,145**
2008									
Balance at 1 January	458,951	(168,816)	5,564	3,266,744	3,131,609	2,209,292	309,660	151,265	9,364,269
Other comprehensive income for the financial year attributable to equity holders of the Bank	(2,927,187)	(416,439)	–	–	–	–	(188,020)	–	(3,531,646)
Difference in consideration paid and minority interests acquired	–	–	–	–	–	–	–	(355,791)	(355,791)
Transfer from/(to) retained earnings	–	–	–	–	9,262	302,923	–	(40)	312,145
Share-based compensation	–	–	14,816	–	–	–	–	–	14,816
Balance at 31 December	(2,468,236)	(585,255)	20,380	3,266,744	3,140,871	2,512,215	121,640	(204,566)	5,803,793

14. Other reserves (continued)

(a) (continued)

	The Bank							
	Fair value reserve $'000	Foreign currency translation reserve $'000	Share-based compensation reserve $'000	Merger reserve $'000	Statutory reserve $'000	General reserve $'000	Other $'000	Total $'000
2009								
Balance at 1 January	**(2,376,385)**	**(61,710)**	**20,380**	**3,266,744**	**2,752,922**	**2,030,499**	**–**	**5,632,450**
Other comprehensive income for the financial year	**2,185,991**	**2,795**	**–**	**–**	**–**	**–**	**–**	**2,188,786**
Transfer from retained earnings	**–**	**–**	**–**	**–**	**–**	**300,000**	**–**	**300,000**
Share-based compensation	**–**	**–**	**17,879**	**–**	**–**	**–**	**–**	**17,879**
Issue of treasury shares upon vesting of restricted shares	**–**	**–**	**(2,974)**	**–**	**–**	**–**	**121**	**(2,853)**
Balance at 31 December	**(190,394)**	**(58,915)**	**35,285**	**3,266,744**	**2,752,922**	**2,330,499**	**121**	**8,136,262**
2008								
Balance at 1 January	355,410	(31,021)	5,564	3,266,744	2,752,922	1,730,499	–	8,080,118
Other comprehensive income for the financial year	(2,731,795)	(30,689)	–	–	–	–	–	(2,762,484)
Transfer from retained earnings	–	–	–	–	–	300,000	–	300,000
Share-based compensation	–	–	14,816	–	–	–	–	14,816
Balance at 31 December	(2,376,385)	(61,710)	20,380	3,266,744	2,752,922	2,030,499	–	5,632,450

(b) Fair value reserve contains cumulative fair value changes of outstanding available-for-sale assets.

(c) Foreign currency translation reserve represents differences arising from the use of year end exchange rates versus historical rates in translating the net assets of foreign operations, net of effective portion of the fair value changes of related hedging instruments.

(d) Share-based compensation reserve reflects the Bank's and the Group's commitments under the share-based compensation plans.

(e) Merger reserve represents the premium on shares issued in connection with the acquisition of Overseas Union Bank Limited.

(f) Statutory reserve is maintained in accordance with the provisions of applicable laws and regulations. This reserve is non-distributable unless otherwise approved by the relevant authorities.

Under the Banking (Reserve Fund) (Transitional Provision) Regulations 2007 which came into effect on 11 June 2007, banks in Singapore may distribute or utilise their statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007.

(g) A certain amount of retained earnings is transferred to general reserve in each financial year. The general reserve has not been earmarked for any specific purpose.

(h) Share of reserves of associates comprises the Group's share of associates' post-acquisition revenue reserve at 1 January 1998 and other reserves, adjusted for goodwill arising from acquisition of associates prior to 1 January 2001. These reserves are non-distributable until they are realised by way of dividend from or disposal of investment in the associates. In the year of realisation, revaluation reserve previously brought into the Group without going through the consolidated profit and loss account are recognised in the consolidated profit and loss account. In all other cases, they are transferred to other reserves as appropriate.

The Group's share of profit of associates is included in the retained earnings with effect from 1 January 1998.

14. Other reserves (continued)

(i) Other reserves include amounts transferred from retained earnings pertaining to gains on sale of investments by certain subsidiaries in accordance with their memorandums and articles of association, bonus shares issued by subsidiaries, gains and losses on issue of treasury shares under the share-based compensation plans, as well as the difference between consideration paid and interest acquired from minority interests of subsidiaries.

15. Classification of financial assets and financial liabilities

(a)

	The Group					
	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Held-to-maturity $'000	Total $'000
2009						
Cash, balances and placements with central banks	345,753	–	662,495	17,856,549	–	18,864,797
Singapore Government treasury bills and securities	338,245	–	12,224,257	–	–	12,562,502
Other government treasury bills and securities	2,537,300	30,460	3,736,183	–	–	6,303,943
Trading securities	118,152	–	–	–	–	118,152
Placements and balances with banks	86,177	–	2,213,898	10,764,985	–	13,065,060
Loans to non-bank customers	–	91,146	10,159	99,099,772	–	99,201,077
Derivative financial assets	5,427,100	–	–	–	–	5,427,100
Assets pledged	56,631	–	2,932,033	–	–	2,988,664
Investment securities						
Debt	–	1,004,098	11,465,129	815,484	15,774	13,300,485
Equity	–	–	2,563,563	–	–	2,563,563
Other assets	–	–	40,050	2,821,845	–	2,861,895
Total financial assets	8,909,358	1,125,704	35,847,767	131,358,635	15,774	177,257,238
Non-financial assets						8,321,139
Total assets						185,578,377
Deposits and balances of banks, non-bank customers and subsidiaries	926,266	663,510	–	147,663,790	–	149,253,566
Bills and drafts payable	–	–	–	1,437,619	–	1,437,619
Derivative financial liabilities	5,503,913	–	–	–	–	5,503,913
Other liabilities	413,622	–	–	2,986,201	–	3,399,823
Debts issued	–	98,080	–	5,945,789	–	6,043,869
Total financial liabilities	6,843,801	761,590	–	158,033,399	–	165,638,790
Non-financial liabilities						784,265
Total liabilities						166,423,055

15. Classification of financial assets and financial liabilities (continued)

(a) (continued)

	The Group					
	Held for trading $'000	**Designated as fair value through profit and loss $'000**	**Available-for-sale $'000**	**Loans and receivables/ amortised cost $'000**	**Held-to-maturity $'000**	**Total $'000**
2008						
Cash, balances and placements with central banks	146,055	–	1,082,775	19,061,035	–	20,289,865
Singapore Government treasury bills and securities	143,800	–	7,157,786	–	–	7,301,586
Other government treasury bills and securities	745,615	30,835	1,564,670	–	–	2,341,120
Trading securities	139,222	–	–	–	–	139,222
Placements and balances with banks	123,671	–	2,621,150	11,261,194	–	14,006,015
Loans to non-bank customers	–	107,255	9,690	99,723,468	–	99,840,413
Derivative financial assets	8,845,732	–	–	–	–	8,845,732
Assets pledged	91,678	–	2,907,886	–	–	2,999,564
Investment securities						
Debt	–	1,412,404	10,966,954	886,573	45,246	13,311,177
Equity	–	–	2,220,528	–	–	2,220,528
Other assets	–	–	19,198	3,331,108	–	3,350,306
Total financial assets	10,235,773	1,550,494	28,550,637	134,263,378	45,246	174,645,528
Non-financial assets						8,295,307
Total assets						182,940,835
Deposits and balances of banks, non-bank customers and subsidiaries	558,149	961,898	–	145,102,945	–	146,622,992
Bills and drafts payable	–	–	–	1,548,197	–	1,548,197
Derivative financial liabilities	8,541,820	–	–	–	–	8,541,820
Other liabilities	204,088	–	–	3,393,482	–	3,597,570
Debts issued	–	142,511	–	6,103,480	–	6,245,991
Total financial liabilities	9,304,057	1,104,409	–	156,148,104	–	166,556,570
Non-financial liabilities						665,118
Total liabilities						167,221,688

15. Classification of financial assets and financial liabilities (continued)

(a) (continued)

	The Bank				
	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Total $'000
2009					
Cash, balances and placements with central banks	271,849	–	106,517	12,556,862	12,935,228
Singapore Government treasury bills and securities	338,245	–	12,161,119	–	12,499,364
Other government treasury bills and securities	1,512,555	30,460	1,751,135	–	3,294,150
Trading securities	113,720	–	–	–	113,720
Placements and balances with banks	64,379	–	2,033,579	9,672,758	11,770,716
Loans to non-bank customers	–	91,146	10,159	76,498,415	76,599,720
Placements with and advances to subsidiaries	86,408	–	–	2,491,970	2,578,378
Derivative financial assets	5,212,252	–	–	–	5,212,252
Assets pledged	56,631	–	2,932,033	–	2,988,664
Investment securities					
Debt	–	1,004,098	10,679,627	815,484	12,499,209
Equity	–	–	2,356,640	–	2,356,640
Other assets	–	–	35,250	1,936,079	1,971,329
Total financial assets	7,656,039	1,125,704	32,066,059	103,971,568	144,819,370
Non-financial assets					11,226,186
Total assets					156,045,556
Deposits and balances of banks, non-bank customers and subsidiaries	927,166	648,346	–	123,349,170	124,924,682
Bills and drafts payable	–	–	–	166,052	166,052
Derivative financial liabilities	5,137,887	–	–	–	5,137,887
Other liabilities	394,809	–	–	1,750,711	2,145,520
Debts issued	–	98,080	–	6,226,183	6,324,263
Total financial liabilities	6,459,862	746,426	–	131,492,116	138,698,404
Non-financial liabilities					653,888
Total liabilities					139,352,292

15. Classification of financial assets and financial liabilities (continued)

(a) (continued)

	The Bank				
	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Total $'000
2008					
Cash, balances and placements with central banks	45,566	–	659,436	14,117,880	14,822,882
Singapore Government treasury bills and securities	143,800	–	7,087,912	–	7,231,712
Other government treasury bills and securities	582,479	30,835	638,074	–	1,251,388
Trading securities	123,773	–	–	–	123,773
Placements and balances with banks	123,671	–	2,239,601	9,854,387	12,217,659
Loans to non-bank customers	–	107,255	9,690	76,550,803	76,667,748
Placements with and advances to subsidiaries	63,565	–	–	2,802,166	2,865,731
Derivative financial assets	8,496,977	–	–	–	8,496,977
Assets pledged	91,678	–	2,907,886	–	2,999,564
Investment securities					
Debt	–	1,412,404	10,258,581	886,573	12,557,558
Equity	–	–	2,029,606	–	2,029,606
Other assets	–	–	15,055	2,128,640	2,143,695
Total financial assets	9,671,509	1,550,494	25,845,841	106,340,449	143,408,293
Non-financial assets					11,504,758
Total assets					154,913,051
Deposits and balances of banks, non-bank customers and subsidiaries	559,078	961,898	–	122,931,620	124,452,596
Bills and drafts payable	–	–	–	103,695	103,695
Derivative financial liabilities	8,097,157	–	–	–	8,097,157
Other liabilities	186,521	–	–	984,667	1,171,188
Debts issued	–	142,511	–	6,515,659	6,658,170
Total financial liabilities	8,842,756	1,104,409	–	130,535,641	140,482,806
Non-financial liabilities					553,782
Total liabilities					141,036,588

(b) Certain financial derivatives were designated as hedging instruments for fair value hedges as set out in Note 34a.

15. Classification of financial assets and financial liabilities (continued)

(c) For the financial instruments designated as fair value through profit and loss, the amounts receivable/payable at maturity are as follows:

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Financial assets				
Other government treasury bills and securities	**28,064**	28,724	**28,064**	28,724
Loans to non-bank customers	**85,055**	97,245	**85,055**	97,245
Investment debt securities	**1,011,822**	1,466,675	**1,011,822**	1,466,675
	1,124,941	1,592,644	**1,124,941**	1,592,644
Financial liabilities				
Deposits and balances of banks, non-bank customers and subsidiaries	**673,446**	964,391	**656,839**	964,391
Debts issued	**98,273**	146,385	**98,273**	146,385
	771,719	1,110,776	**755,112**	1,110,776

(d) Included in the available-for-sale assets as at 31 December 2009 were investment equity securities of $504,665,000 (2008: $554,336,000) at the Bank and $538,228,000 (2008: $586,420,000) at the Group that were carried at cost as their fair values could not be reliably measured. These securities were acquired for long-term investment purpose.

(e) Fair values of the financial instruments carried at cost or amortised cost are assessed as follows:

- For cash, balances, placements and deposits of central banks, banks and subsidiaries, deposits of non-bank customers with short-term or no stated maturity, as well as interest and other short-term receivables and payables, fair values are expected to approximate the carrying amounts.
- For loans and deposits of non-bank customers, non-subordinated debts issued and investment debt securities, fair values are estimated based on independent broker quotes or using discounted cash flow method.
- For subordinated notes issued, fair values are determined based on quoted market prices.

Except for the following items, fair values of the financial instruments carried at cost or amortised cost were assessed to be not materially different from their carrying amounts.

	The Group		The Bank	
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
2009				
Investment securities	**815,484**	**738,897**	**815,484**	**738,897**
Debts issued	**5,945,789**	**5,823,957**	**6,226,183**	**6,042,435**
2008				
Investment securities	886,573	797,903	886,573	797,903
Debts issued	6,103,480	5,259,962	6,515,659	5,670,635

15. Classification of financial assets and financial liabilities (continued)

(f) The Group classified financial instruments carried at fair value by level of the following fair value measurement hierarchy:

- Level 1 – Unadjusted quoted prices in active markets for identical financial instruments
- Level 2 – Inputs other than quoted prices that are observable either directly or indirectly
- Level 3 – Inputs that are not based on observable market data

	2009					
	The Group			The Bank		
	Level 1 $'000	Level 2 $'000	Level 3 $'000	Level 1 $'000	Level 2 $'000	Level 3 $'000
Cash, balances and placements with central banks	–	1,008,248	–	–	378,366	–
Singapore Government treasury bills and securities	12,562,502	–	–	12,499,364	–	–
Other government treasury bills and securities	6,303,943	–	–	3,294,150	–	–
Trading securities	118,152	–	–	113,720	–	–
Placements and balances with banks	–	2,300,075	–	–	2,097,958	–
Loans to non-bank customers	101,305	–	–	101,305	–	–
Placements with and advances to subsidiaries	–	–	–	–	86,408	–
Derivative financial assets	476,885	4,950,215	–	427,023	4,785,229	–
Assets pledged	1,937,909	1,050,755	–	1,937,909	1,050,755	–
Investment securities						
Debt	6,553,479	5,884,216	31,532	6,325,262	5,358,463	–
Equity	1,210,733	764,891	49,711	1,127,962	689,229	34,784
Other assets	40,050	–	–	35,250	–	–
	29,304,958	15,958,400	81,243	25,861,945	14,446,408	34,784
Total financial assets carried at fair value			45,344,601			40,343,137
Deposits and balances of banks, non-bank customers and subsidiaries	–	1,589,776	–	–	1,575,512	–
Derivative financial liabilities	292,610	5,211,303	–	253,496	4,884,391	–
Other liabilities	413,622	–	–	394,809	–	–
Debts issued	–	98,080	–	–	98,080	–
	706,232	6,899,159	–	648,305	6,557,983	–
Total financial liabilities carried at fair value			7,605,391			7,206,288

(g) There was no material movement for the financial instruments measured at Level 3 during the financial year.

16. Deposits and balances of non-bank customers

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Fixed deposits	**64,342,523**	74,265,534	**47,866,242**	57,506,257
Savings deposits	**30,121,109**	24,364,808	**25,336,343**	20,405,646
Current accounts	**25,200,367**	18,312,325	**21,249,302**	14,996,701
Other	**1,838,101**	1,228,801	**1,478,114**	692,356
	121,502,100	118,171,468	**95,930,001**	93,600,960

17. Other liabilities

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Accrued interest payable	**225,123**	429,895	**157,553**	289,062
Accrued operating expenses	**488,650**	389,814	**324,467**	212,936
Sundry creditors	**2,352,347**	2,164,893	**1,607,088**	389,236
Other	**385,054**	653,800	**74,045**	288,749
	3,451,174	3,638,402	**2,163,153**	1,179,983

18. Deferred tax

Deferred tax comprises the following:

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Deferred tax liabilities on:				
Unrealised gain on available-for-sale assets	**12,939**	3,217	**76**	262
Accelerated tax depreciation	**48,510**	50,675	**42,008**	43,789
Fair value of depreciable assets acquired in business combination	**62,627**	51,005	**47,285**	37,774
Other	**619**	8,382	**1,086**	3,519
	124,695	113,279	**90,455**	85,344
Amount offset against deferred tax assets	**(104,837)**	(99,831)	**(89,678)**	(82,988)
	19,858	13,448	**777**	2,356
Deferred tax assets on:				
Unrealised loss on available-for-sale assets	**31,677**	288,012	**20,274**	288,012
Provision for impairment	**222,391**	145,580	**96,885**	77,899
Other	**94,418**	18,940	**36,212**	13,227
	348,486	452,532	**153,371**	379,138
Amount offset against deferred tax liabilities	**(104,837)**	(99,831)	**(89,678)**	(82,988)
	243,649	352,701	**63,693**	296,150
Net deferred tax assets	**223,791**	339,253	**62,916**	293,794

18. Deferred tax (continued)

Movements in the deferred tax during the financial year are as follows:

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Balance at 1 January	**339,253**	(58,897)	**293,794**	(68,413)
Effect of change in tax rate	**(16,527)**	(961)	**(16,241)**	(63)
Currency translation adjustments	**(2,491)**	(10,932)	**(375)**	(3,621)
Credit/(charge) to profit and loss account	**154,159**	(5,969)	**34,690**	(15,291)
Credit/(charge) to equity	**(250,603)**	416,012	**(248,952)**	381,182
Balance at 31 December	**223,791**	339,253	**62,916**	293,794

The Group has not recognised deferred tax asset in respect of tax losses of $15,577,000 (2008: $216,490,000) which can be carried forward to offset against future taxable income, subject to meeting certain statutory requirements of the relevant tax authorities. These tax losses have no expiry date except for an amount of $1,710,000 (2008: $9,707,000) which will expire between the years 2010 and 2028 (2008: 2009 and 2028).

19. Debts issued

(a)

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Subordinated notes				
S$1.3 billion 4.95% subordinated notes due 2016 callable with step-up in 2011	**1,300,000**	1,300,000	**1,300,000**	1,300,000
S$1 billion 4.100% subordinated notes due 2019 callable with step-up in 2014	**998,858**	998,614	**998,858**	998,614
US$1 billion 4.50% subordinated notes due 2013	**1,403,004**	1,435,942	**1,403,004**	1,435,942
US$1 billion 5.375% subordinated notes due 2019 callable with step-up in 2014	**1,402,736**	1,435,623	**1,402,736**	1,435,623
US$0.5 billion 5.796% subordinated note	**–**	–	**701,600**	718,100
IDR300 billion 13.25% subordinated bonds due 2014	**–**	28,114	**–**	–
Unamortised expenses relating to issue of subordinated notes	**(5,470)**	(7,173)	**(5,470)**	(7,173)
Total, at amortised cost	**5,099,128**	5,191,120	**5,800,728**	5,881,106
Fair value hedge adjustments	**254,776**	403,184	**254,776**	403,184
	5,353,904	5,594,304	**6,055,504**	6,284,290
Other debts issued				
Credit-linked notes, at amortised cost	**16,000**	21,200	**16,000**	21,200
Interest rate-linked notes, at amortised cost	**3,284**	3,361	**3,284**	3,361
Equity-linked notes				
At amortised cost	**165,059**	286,140	**148,614**	202,379
Designated as fair value through profit and loss	**98,080**	142,511	**98,080**	142,511
Other, at amortised cost	**407,542**	198,475	**2,781**	4,429
	689,965	651,687	**268,759**	373,880
Total debts issued	**6,043,869**	6,245,991	**6,324,263**	6,658,170

19. Debts issued (continued)

(b) **Subordinated notes**

(i) The S$1.3 billion 4.95% subordinated notes were issued by the Bank at par on 30 August 2001 and mature on 30 September 2016. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 30 September 2011 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 4.95% per annum beginning 30 March 2002. From and including 30 September 2011, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) as at 30 September 2011 plus 2.25%.

(ii) The S$1 billion 4.100% subordinated notes were issued by the Bank at 99.755% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 4.100% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) plus 1.680%.

(iii) The US$1 billion 4.50% subordinated notes were issued by the Bank at 99.96% on 30 June 2003 and mature on 2 July 2013. The notes may be redeemed at par at the option of the Bank, in whole, on notice, in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 4.50% per annum beginning 2 January 2004.

(iv) The US$1 billion 5.375% subordinated notes were issued by the Bank at 99.929% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 5.375% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a floating rate per annum equal to the six-month LIBOR plus 1.666%.

(v) The US$0.5 billion 5.796% subordinated note was issued by the Bank at par to UOB Cayman I Limited on 13 December 2005. It matures on 12 December 2055 which is subject to extension. The note may be redeemed, in whole but not in part, at the option of the Bank, on 15 March 2016 or any interest payment date thereafter, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 5.796% per annum beginning 15 March 2006. From and including 15 March 2016, interest is payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745%.

The S$ and US$ subordinated notes issued by the Bank are unsecured obligations with the US$0.5 billion subordinated note ranking junior to all other S$ and US$ subordinated notes. All other liabilities of the Bank outstanding at the balance sheet date rank senior to all the S$ and US$ subordinated notes. Except for the US$0.5 billion subordinated note, the S$ and US$ subordinated notes qualify for upper Tier 2 capital.

(vi) The IDR300 billion 13.25% subordinated bonds were issued by PT Bank UOB Buana ("UOB Buana") on 14 July 2004 and mature on 14 July 2014. The bonds may be redeemed at par at the option of UOB Buana on the fifth anniversary from issuance date with the approval of Bank Indonesia. As at 31 December 2009, the bonds were fully redeemed.

(c) **Other debts issued**

(i) The credit-linked notes, with embedded credit default swaps, were issued at par with maturity ranging from 23 June 2010 to 17 October 2013. The notes will be redeemed at face value on the maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying assets or the market values of the underlying assets in cash term, depending on the terms and conditions of the contracts will be delivered to the holders of the notes.

(ii) The interest rate-linked notes, with embedded interest rate derivatives, were issued at par with remaining maturity on 15 August 2015. The periodic payouts and redemptions of the notes are linked to the interest rate indices.

(iii) The equity-linked notes, with embedded equity derivatives, were issued at par with maturity ranging from 7 January 2010 to 20 January 2015. The periodic payments and payouts of the notes at maturity are linked to the closing value of certain underlying equities or equity indices.

(iv) Other comprises mainly unsecured fixed-rate debt papers with maturity ranging from 4 January 2010 to 22 December 2010. Interest rates of the papers ranged from 0.75% to 3.25% per annum (2008: 2.00% to 3.80% per annum).

20. Trading securities

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Quoted securities				
Debt	–	58,449	–	55,138
Equity	**114,053**	60,707	**113,720**	48,569
Unquoted securities				
Debt	**4,099**	20,066	–	20,066
	118,152	139,222	**113,720**	123,773

21. Placements and balances with banks

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Placements and balances with banks	**14,115,815**	15,195,949	**12,821,471**	13,407,593
Less: Amount sold under Repo	**(1,050,755)**	(1,189,934)	**(1,050,755)**	(1,189,934)
	13,065,060	14,006,015	**11,770,716**	12,217,659

22. Loans to non-bank customers

(a)

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Loans to non-bank customers (gross)	**101,743,780**	102,032,870	**78,392,171**	78,069,041
Individual impairment (Note 22d)	**(973,048)**	(799,865)	**(533,968)**	(325,685)
Collective impairment (Note 22d)	**(1,569,655)**	(1,392,592)	**(1,258,483)**	(1,075,608)
Loans to non-bank customers (net)	**99,201,077**	99,840,413	**76,599,720**	76,667,748
Comprising:				
Trade bills	**4,430,028**	4,614,696	**754,108**	717,581
Advances to customers	**94,771,049**	95,225,717	**75,845,612**	75,950,167
	99,201,077	99,840,413	**76,599,720**	76,667,748

(b) Gross loans to non-bank customers analysed by industry

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Transport, storage and communication	**6,300,618**	5,799,985	**5,623,671**	5,075,777
Building and construction	**11,717,639**	12,694,188	**9,899,914**	10,539,624
Manufacturing	**8,793,762**	10,573,154	**3,946,528**	4,995,928
Financial institutions	**14,741,185**	16,451,303	**13,643,238**	15,537,406
General commerce	**12,770,369**	13,004,971	**8,778,717**	9,174,117
Professionals and private individuals	**13,346,261**	12,754,367	**10,257,279**	9,725,866
Housing loans	**27,443,708**	24,114,064	**20,414,376**	17,374,453
Other	**6,630,238**	6,640,838	**5,828,448**	5,645,870
	101,743,780	102,032,870	**78,392,171**	78,069,041

22. Loans to non-bank customers (continued)
(c) Gross loans to non-bank customers analysed by currency

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Singapore dollar	**59,977,738**	56,074,744	**59,804,402**	55,866,745
US dollar	**12,813,377**	15,888,379	**11,123,685**	13,686,867
Malaysian ringgit	**11,414,081**	11,418,911	**–**	–
Thai baht	**5,943,641**	6,435,930	**76**	83
Indonesian rupiah	**2,890,356**	2,408,005	**–**	–
Other	**8,704,587**	9,806,901	**7,464,008**	8,515,346
	101,743,780	102,032,870	**78,392,171**	78,069,041

(d) Movements of provision for impairment on loans

	2009		2008	
	Individual impairment $'000	Collective impairment $'000	Individual impairment $'000	Collective impairment $'000
The Group				
Balance at 1 January	**799,865**	**1,392,592**	644,709	1,269,618
Currency translation adjustments	**16,092**	**3,870**	(50,606)	(17,998)
Write-off	**(364,540)**	**–**	(193,070)	–
Net charge to profit and loss account	**521,631**	**173,193**	398,832	140,972
Balance at 31 December	**973,048**	**1,569,655**	799,865	1,392,592
The Bank				
Balance at 1 January	**325,685**	**1,075,608**	214,860	1,021,061
Currency translation adjustments	**11,212**	**(139)**	(2,340)	108
Write-off	**(131,560)**	**–**	(74,268)	–
Transfer to subsidiary	**–**	**–**	(7,984)	(23,205)
Net charge to profit and loss account	**328,631**	**183,014**	195,417	77,644
Balance at 31 December	**533,968**	**1,258,483**	325,685	1,075,608

23. Assets pledged/received as collateral
Assets pledged/received as collateral whereby the pledgees have the right by contract or custom to sell or repledge the assets and the obligation to return them subsequently are as follows:

(a)

	The Group and The Bank	
	2009 $'000	2008 $'000
Assets pledged for Repo transactions, at carrying amount		
Singapore Government treasury bills and securities	**224,497**	1,667,355
Other government treasury bills and securities	**1,400,073**	–
Placements and balances with banks		
Negotiable certificates of deposit	**991,611**	1,004,877
Bankers' acceptances	**59,144**	185,057
Investment securities	**313,339**	142,275
	2,988,664	2,999,564

The amount of the associated liabilities approximates the carrying amount of the assets pledged.

23. Assets pledged/received as collateral (continued)

(b)

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Assets received for reverse Repo transactions, at fair value	**636,772**	269,572	**268,132**	228,564
Of which, sold or repledged	**74,251**	42,873	**74,251**	42,873

24. Investment securities

(a)

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Quoted securities				
Debt	**9,616,039**	9,399,757	**9,382,819**	9,259,013
Equity	**1,490,741**	1,127,776	**1,332,604**	1,034,012
Unquoted securities				
Debt	**4,312,220**	4,329,512	**3,628,099**	3,603,098
Equity	**1,412,291**	1,248,611	**1,267,814**	1,119,360
Provision for impairment (Note 24c)	**(653,904)**	(431,676)	**(442,148)**	(286,044)
Investment securities	**16,177,387**	15,673,980	**15,169,188**	14,729,439
Less: Amount sold under Repo	**(313,339)**	(142,275)	**(313,339)**	(142,275)
	15,864,048	15,531,705	**14,855,849**	14,587,164

(b) Investment securities [1] analysed by industry

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Transport, storage and communication	**1,520,413**	1,326,213	**1,400,864**	1,268,129
Building and construction	**1,452,639**	1,144,371	**1,398,555**	1,091,886
Manufacturing	**856,003**	850,056	**830,551**	832,490
Financial institutions	**10,298,728**	9,754,592	**9,711,867**	9,359,983
General commerce	**271,532**	184,933	**156,008**	168,741
Other	**1,778,072**	2,413,815	**1,671,343**	2,008,210
	16,177,387	15,673,980	**15,169,188**	14,729,439

1 Include amount sold under Repo

(c) Movements of provision for impairment on investment securities

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Balance at 1 January	**431,676**	313,219	**286,044**	148,931
Currency translation adjustments	**2,677**	(21,006)	**564**	(421)
Write-off	**(59,326)**	(143,093)	**(49,350)**	(142,940)
Net charge to profit and loss account	**278,877**	282,556	**204,890**	280,474
Balance at 31 December	**653,904**	431,676	**442,148**	286,044

25. Other assets

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Interest receivable	**592,386**	798,964	**472,887**	615,425
Sundry debtors	**2,221,247**	2,292,769	**1,431,482**	1,418,488
Foreclosed properties	**368,691**	422,846	**–**	–
Other	**397,994**	605,405	**256,540**	306,859
Provision for impairment on other assets (Note 28)	**(256,644)**	(227,619)	**(53,322)**	(64,938)
	3,323,674	3,892,365	**2,107,587**	2,275,834

26. Investment in associates

(a)

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Quoted equity securities	**127,053**	127,053	**92,207**	92,207
Unquoted equity securities	**374,687**	391,720	**279,523**	280,524
	501,740	518,773	**371,730**	372,731
Provision for impairment (Note 28)	**–**	–	**(528)**	(530)
Share of post-acquisition reserve	**710,312**	577,153	**–**	–
	1,212,052	1,095,926	**371,202**	372,201
Market value of quoted equity securities at 31 December	**577,599**	375,974	**534,080**	344,677

(b) The Group's share of the associates' financials is as follows:

	The Group	
	2009 $'000	2008 $'000
Total operating income	**418,321**	410,001
Profit before tax	**106,524**	102,602
Total assets	**2,410,913**	2,077,510
Total liabilities	**1,202,486**	955,011
Contingent liabilities	**76,000**	76,000

(c) The carrying amounts of the Group's investment in associates as at 31 December 2009 and 2008 include goodwill amounting to $12,045,000.

(d) Major associates of the Group as at the balance sheet date are as follows:

Name of associate	Principal activities	Country of incorporation	Effective equity interest of the Group	
			2009 %	2008 %
Quoted associates				
United International Securities Limited	Investment	Singapore	**47**	47
UOB-Kay Hian Holdings Limited	Stockbroking	Singapore	**40**	40
Unquoted associates				
Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	**33**	33
United Facilities Private Limited	Investment holding	Singapore	**49**	49

27. Investment in subsidiaries

(a)

	The Bank	
	2009 $'000	2008 $'000
Quoted equity securities	**45,024**	45,024
Unquoted equity securities	**5,546,626**	5,551,675
	5,591,650	5,596,699
Provision for impairment (Note 28)	**(313,618)**	(303,999)
	5,278,032	5,292,700
Market value of quoted equity securities at 31 December	**107,480**	71,415

(b) Major subsidiaries of the Group as at the balance sheet date are as follows:

Name of subsidiary	Country of incorporation	Effective equity interest of the Group 2009 %	2008 %
Commercial Banking			
Far Eastern Bank Limited	Singapore	**78**	78
United Overseas Bank (Malaysia) Bhd	Malaysia	**100**	100
United Overseas Bank (Thai) Public Company Limited	Thailand	**99.7**	99.7
PT Bank UOB Buana	Indonesia	**99**	99
PT Bank UOB Indonesia	Indonesia	**99**	99
United Overseas Bank Philippines	Philippines	**100**	100
United Overseas Bank (China) Limited	China	**100**	100
Merchant Banking			
UOB Asia (Hong Kong) Limited	Hong Kong	**100**	100
UOB Australia Limited	Australia	**100**	100
Leasing			
UOB Leasing (Thai) Co., Ltd.	Thailand	**99.7**	99.7
Insurance			
UOB Insurance (H.K.) Limited	Hong Kong	**58**	58
UOB Life Assurance Limited	Singapore	**99**	99
United Overseas Insurance Limited	Singapore	**58**	58
Investment			
UOB Capital Investments Pte Ltd	Singapore	**100**	100
UOB Capital Management Pte Ltd	Singapore	**100**	100
UOB Equity Holdings (Pte) Ltd	Singapore	**100**	100
UOB Holdings Private Limited	Singapore	**100**	100
UOB Holdings (USA) Inc.[2]	United States	**100**	100
UOB International Investment Private Limited	Singapore	**100**	100
UOB Property Investments Pte. Ltd.	Singapore	**100**	100
UOB Venture Management (Shanghai) Co., Ltd [1]	China	**100**	100

27. Investment in subsidiaries (continued)
(b) (continued)

Name of subsidiary	Country of incorporation	Effective equity interest of the Group	
		2009 %	2008 %
Investment Management			
UOB Asset Management Ltd	Singapore	**100**	100
UOB Asset Management (Thai) Co., Ltd.	Thailand	**99.7**	99.7
UOB Global Capital LLC [2]	United States	**70**	70
UOB Investment Advisor (Taiwan) Ltd	Taiwan	**100**	100
UOB-OSK Asset Management Sdn. Bhd.	Malaysia	**70**	70
UOB Venture Management Private Limited	Singapore	**100**	100
Gold/Futures Dealing			
UOB Bullion and Futures Limited	Singapore	**100**	100
Property			
Industrial & Commercial Property (S) Pte Ltd	Singapore	**100**	100
PT UOB Property	Indonesia	**100**	100
UOB Realty (USA) Ltd Partnership [2]	United States	**100**	100
Property Management			
UOB Developments Private Limited	Singapore	**100**	100
Travel			
UOB Travel Planners Pte Ltd	Singapore	**100**	100

Note:
Except as indicated, all subsidiaries incorporated in Singapore are audited by Ernst & Young LLP, Singapore and those incorporated in overseas are audited by member firms of Ernst & Young Global.

1 Audited by other auditors.
2 Not required to be audited.

(c) Certain subsidiaries were disposed of/liquidated during the financial year. The disposal/liquidation of these subsidiaries had no material effect on the financials of the Bank and the Group for the financial year.

28. Movements of provision for impairment on placements with banks, investments and other assets

	Placements with banks		Other assets	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
The Group				
Balance at 1 January	**–**	–	**227,619**	195,236
Currency translation adjustments	**–**	521	**1,155**	(11,568)
Write-off	**–**	(22,420)	**(34,305)**	(120)
Net charge to profit and loss account	**–**	21,899	**62,175**	44,071
Balance at 31 December	**–**	–	**256,644**	227,619

28. Movements of provision for impairment on placements with banks, investments and other assets (continued)

	Placements with banks $'000	Investment in associates $'000	Investment in subsidiaries $'000	Other assets $'000
The Bank				
2009				
Balance at 1 January	**–**	**530**	**303,999**	**64,938**
Currency translation adjustments	**–**	**–**	**(4)**	**(238)**
Write-off	**–**	**–**	**(4,369)**	**(12,232)**
Net charge/(write-back) to profit and loss account	**–**	**(2)**	**13,992**	**854**
Balance at 31 December	**–**	**528**	**313,618**	**53,322**
2008				
Balance at 1 January	–	639	301,377	47,146
Currency translation adjustments	521	–	–	(424)
Write-off	(22,420)	–	–	–
Net charge/(write-back) to profit and loss account	21,899	(109)	2,622	18,216
Balance at 31 December	–	530	303,999	64,938

29. Investment properties

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Balance at 1 January	**1,036,642**	1,019,511	**1,408,507**	795,654
Currency translation adjustments	**7,983**	(18,270)	**3,494**	(1,597)
Additions	**81,094**	48,853	**6,043**	604,721
Disposals	**(19,526)**	(8,557)	**(9,441)**	(5,422)
Depreciation charge	**(20,841)**	(17,250)	**(18,178)**	(13,963)
(Provision for)/write-back of impairment	**10,969**	(92)	**(652)**	(131)
Transfers	**37,847**	12,447	**34,417**	29,245
Balance at 31 December	**1,134,168**	1,036,642	**1,424,190**	1,408,507
Represented by:				
Cost	**1,348,739**	1,233,201	**1,562,380**	1,524,393
Accumulated depreciation	**(213,496)**	(184,755)	**(136,299)**	(114,740)
Provision for impairment	**(1,075)**	(11,804)	**(1,891)**	(1,146)
Net carrying amount	**1,134,168**	1,036,642	**1,424,190**	1,408,507

Market values of the investment properties of the Bank and the Group as at 31 December 2009 were estimated to be $2,367 million and $2,635 million (2008: $2,707 million and $2,850 million) respectively. The valuation was performed by internal valuers with professional qualifications and experience, taking into account market prices and rental of comparable properties.

30. Fixed assets

	2009			2008		
	Owner-occupied properties $'000	Other $'000	Total $'000	Owner-occupied properties $'000	Other $'000	Total $'000
The Group						
Balance at 1 January	**672,470**	**384,601**	**1,057,071**	708,435	352,752	1,061,187
Currency translation adjustments	**4,740**	**3,134**	**7,874**	(12,274)	(17,683)	(29,957)
Additions	**39,841**	**92,329**	**132,170**	–	163,799	163,799
Disposals	**–**	**(8,917)**	**(8,917)**	–	(8,726)	(8,726)
Depreciation charge	**(12,376)**	**(104,293)**	**(116,669)**	(11,185)	(105,541)	(116,726)
(Provision for)/write-back of impairment	**6,677**	**–**	**6,677**	(59)	–	(59)
Transfers	**(37,847)**	**–**	**(37,847)**	(12,447)	–	(12,447)
Balance at 31 December	**673,505**	**366,854**	**1,040,359**	672,470	384,601	1,057,071
Represented by:						
Cost	**846,293**	**1,321,168**	**2,167,461**	846,362	1,305,120	2,151,482
Accumulated depreciation	**(168,978)**	**(954,314)**	**(1,123,292)**	(163,548)	(920,519)	(1,084,067)
Provision for impairment	**(3,810)**	**–**	**(3,810)**	(10,344)	–	(10,344)
Net carrying amount	**673,505**	**366,854**	**1,040,359**	672,470	384,601	1,057,071
The Bank						
Balance at 1 January	**598,219**	**223,023**	**821,242**	380,915	180,178	561,093
Currency translation adjustments	**1,364**	**(72)**	**1,292**	(6,044)	(673)	(6,717)
Additions	**–**	**56,320**	**56,320**	259,746	105,057	364,803
Disposals	**–**	**(4,938)**	**(4,938)**	(729)	(398)	(1,127)
Depreciation charge	**(7,095)**	**(61,157)**	**(68,252)**	(6,368)	(61,141)	(67,509)
Provision for impairment	**(255)**	**–**	**(255)**	(56)	–	(56)
Transfers	**(34,417)**	**–**	**(34,417)**	(29,245)	–	(29,245)
Balance at 31 December	**557,816**	**213,176**	**770,992**	598,219	223,023	821,242
Represented by:						
Cost	**642,551**	**811,711**	**1,454,262**	679,085	827,752	1,506,837
Accumulated depreciation	**(83,945)**	**(598,535)**	**(682,480)**	(80,302)	(604,729)	(685,031)
Provision for impairment	**(790)**	**–**	**(790)**	(564)	–	(564)
Net carrying amount	**557,816**	**213,176**	**770,992**	598,219	223,023	821,242

Market values of the owner-occupied properties of the Bank and the Group as at 31 December 2009 were estimated to be $924 million and $1,565 million (2008: $1,150 million and $1,848 million) respectively. The valuation was performed by internal valuers with professional qualifications and experience, taking into account market prices and rental of comparable properties.

Other fixed assets comprise mainly computer equipment, application software and furniture and fittings.

31. Intangible assets

(a)

	The Group			
	Goodwill $'000	Core deposit base $'000	Customer loan base $'000	Total $'000
2009				
Balance at 1 January	**4,174,679**	**21,724**	**14,505**	**4,210,908**
Currency translation adjustments	**23,404**	**3,081**	**2,055**	**28,540**
Amortisation charge	**–**	**(6,190)**	**(4,126)**	**(10,316)**
Balance at 31 December	**4,198,083**	**18,615**	**12,434**	**4,229,132**
Represented by:				
Cost	**4,198,083**	**45,996**	**30,714**	**4,274,793**
Accumulated amortisation	**–**	**(27,381)**	**(18,280)**	**(45,661)**
Net carrying amount	**4,198,083**	**18,615**	**12,434**	**4,229,132**
2008				
Balance at 1 January	4,210,662	32,507	21,706	4,264,875
Currency translation adjustments	(36,560)	(4,382)	(2,926)	(43,868)
Acquisition of additional interests in UOBT	577	–	–	577
Amortisation charge	–	(6,401)	(4,275)	(10,676)
Balance at 31 December	4,174,679	21,724	14,505	4,210,908
Represented by:				
Cost	4,174,679	39,668	26,489	4,240,836
Accumulated amortisation	–	(17,944)	(11,984)	(29,928)
Net carrying amount	4,174,679	21,724	14,505	4,210,908

(b) Goodwill is allocated on the date of acquisition to the reportable operating segments expected to benefit from the synergies of business combination. The recoverable amount of the operating segments is based on their value in use, computed by discounting the expected future cash flows of the segments. The key assumptions in computing the value in use include the discount rates and growth rates applied. Discount rates are estimated based on current market assessments of time value of money and risks specific to the Group as a whole and to individual countries such as Thailand and Indonesia. Growth rates are determined based on economic growth forecasts by major countries. Cash flow projections are based on most recent five-year financial budget approved by management, with projected cash flows discounted at rates ranging from 9% to 13% (2008: 7% to 21%) and those beyond the five-year period extrapolated using growth rates ranging from 4% to 5% (2008: 2% to 5%). Impairment is recognised in the profit and loss account when the carrying amount of an operating segment exceeds its recoverable amount. Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount of the operating segments to exceed their recoverable amount.

(c) The core deposit base and customer loan base intangibles are amortised over their estimated useful lives of seven years.

32. Contingent liabilities

In the normal course of business, the Bank and the Group conduct businesses involving acceptances, guarantees, performance bonds and indemnities. The bulk of these liabilities are backed by the corresponding obligations of the customers. No assets of the Bank and the Group were pledged as security for these contingent liabilities at the balance sheet date.

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Direct credit substitutes	**4,646,221**	5,786,629	**3,647,245**	4,830,740
Transaction-related contingencies	**3,598,295**	3,397,279	**2,473,125**	2,289,400
Trade-related contingencies	**4,080,421**	2,764,015	**3,778,102**	2,538,554
Other contingent liabilities	**63,126**	52,052	**37,710**	43,954
	12,388,063	11,999,975	**9,936,182**	9,702,648

Included in other contingent liabilities are estimated legal claims of $38 million (2008: $39 million). The Bank is of the view that these claims have no merit and their ultimate resolution is not expected to have a significant effect on the financials of the Bank and the Group. Accordingly, no provision has been made in respect of these legal claims in the financial statements.

33. Financial derivatives

Financial derivatives, such as forwards, swaps, futures and options, are instruments whose values change in response to the change in prices of the underlying instruments.

In the normal course of business, the Bank and the Group transact in customised derivatives to meet specific needs of their customers. The Bank and the Group also transact in these derivatives for proprietary trading purposes, as well as to manage their assets, liabilities and structural positions. Risks associated with the use of derivatives and policies for managing these risks are set out in Note 40.

33. Financial derivatives (continued)

The table below shows the Bank's and the Group's financial derivatives and their fair values at the balance sheet date. These amounts do not necessarily represent future cash flows and amounts at risk of the derivatives.

	2009			2008		
	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Group						
Foreign exchange contracts						
Forwards	**8,276,707**	**65,788**	**95,917**	9,412,141	250,772	320,434
Swaps	**46,024,635**	**389,010**	**187,150**	73,885,931	1,197,172	798,795
Options purchased	**2,420,490**	**20,423**	**–**	2,709,902	168,645	–
Options written	**1,923,695**	**–**	**18,467**	2,366,467	–	225,607
Interest rate contracts						
Swaps	**196,319,390**	**3,404,815**	**3,557,568**	265,025,673	5,603,797	5,514,945
Futures	**1,289,021**	**2,242**	**1,499**	2,235,565	24,963	1,565
Options purchased	**2,097,299**	**6,282**	**–**	2,518,605	10,013	–
Options written	**3,555,242**	**–**	**9,161**	3,055,568	–	12,941
Equity-related contracts						
Swaps	**3,297,089**	**871,818**	**873,141**	3,111,660	841,491	838,548
Futures	**18,591**	**–**	**267**	55,531	–	1,541
Options purchased	**1,395,396**	**640,057**	**–**	1,387,189	707,099	–
Options written	**1,310,967**	**–**	**639,121**	1,419,409	–	706,058
Credit-related contracts						
Swaps	**278,694**	**549**	**2,239**	298,426	16,482	4,000
Other						
Forwards	**495,576**	**10,624**	**115,311**	258,777	18,420	80,031
Swaps	**370,390**	**15,492**	**4,072**	556,258	6,870	37,347
Options purchased	**3,547**	**–**	**–**	1,045	8	–
Options written	**2,997**	**–**	**–**	1,046	–	8
	269,079,726	**5,427,100**	**5,503,913**	368,299,193	8,845,732	8,541,820

33. Financial derivatives (continued)

	2009			2008		
	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Bank						
Foreign exchange contracts						
Forwards	**6,747,419**	**60,726**	**94,558**	8,551,290	242,870	291,579
Swaps	**42,124,214**	**363,172**	**156,701**	71,314,077	1,066,110	740,174
Options purchased	**2,404,153**	**23,565**	**–**	3,094,193	242,089	–
Options written	**2,037,514**	**–**	**19,436**	2,743,874	–	299,045
Interest rate contracts						
Swaps	**180,338,112**	**3,243,841**	**3,340,460**	251,507,995	5,350,397	5,195,597
Futures	**1,264,432**	**2,221**	**1,473**	2,176,285	24,839	1,475
Options purchased	**2,069,097**	**6,199**	**–**	2,518,605	10,013	–
Options written	**3,527,007**	**–**	**9,079**	3,055,443	–	12,941
Equity-related contracts						
Swaps	**3,297,089**	**871,818**	**873,141**	3,111,660	841,491	838,548
Futures	**18,591**	**–**	**267**	55,531	–	1,541
Options purchased	**1,357,121**	**639,305**	**–**	1,302,507	702,483	–
Options written	**1,264,645**	**–**	**640,125**	1,325,625	–	704,653
Credit-related contracts						
Swaps	**278,694**	**549**	**2,239**	298,426	16,482	4,000
Other						
Forwards	**92,886**	**71**	**399**	28,243	195	4,358
Swaps	**108,567**	**785**	**9**	17,083	–	3,238
Options purchased	**3,547**	**–**	**–**	1,045	8	–
Options written	**2,996**	**–**	**–**	1,045	–	8
	246,936,084	**5,212,252**	**5,137,887**	351,102,927	8,496,977	8,097,157

34. Hedge accounting

(a) **Fair value hedge**

Interest rate swaps were contracted to hedge certain of the Bank's investment in debt securities and subordinated notes issued against interest rate risk. As at 31 December 2009, the net fair value of such interest rate swaps was $94 million (2008: $114 million). During the financial year, fair value loss of $19 million (2008: gain of $74 million) on the swaps was recognised in the Bank's and the Group's profit and loss accounts which was offset by an equal amount of fair value gain (2008: loss) attributable to the interest rate risk on the hedged items.

As at 31 December 2009, non-bank customer deposits of $1,070 million (2008: nil) were designated to hedge the foreign exchange risk arising from certain of the Bank's available-for-sale equity securities and the Group's foreign-currency denominated assets. During the financial year, foreign exchange gains of $21 million (2008: nil) and $29 million (2008: nil) on the deposits were recognised in the Bank's and the Group's profit and loss accounts respectively. These were offset by equal amounts of foreign exchange losses (2008: nil) on the hedged items.

(b) **Hedge of net investment in foreign operations**

As at 31 December 2009, non-bank customer deposits of $914 million (2008: $843 million) were designated to hedge foreign exchange risk arising from the Bank's foreign operations. During the financial year, no foreign exchange gain or loss (2008: gain of $16 million) arising from hedge ineffectiveness was recognised in the Bank's and the Group's profit and loss accounts.

35. Commitments

(a)

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Undrawn credit facilities	**45,971,464**	43,232,781	**34,902,460**	35,178,868
Spot/forward contracts	**937,506**	1,611,146	**680,086**	1,326,514
Capital commitments	**77,826**	175,503	**58,827**	77,777
Operating lease commitments	**82,454**	100,841	**53,796**	74,996
Other	**208,457**	111,671	**202,205**	103,117
	47,277,707	45,231,942	**35,897,374**	36,761,272

(b) **Operating lease commitments**

The aggregate minimum lease payments under non-cancellable operating leases at the balance sheet date are as follows:

	The Group		The Bank	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Minimum lease payable				
Within 1 year	**44,344**	47,671	**30,914**	34,518
Over 1 to 5 years	**35,859**	50,514	**22,471**	39,496
Over 5 years	**2,251**	2,656	**411**	982
	82,454	100,841	**53,796**	74,996
Minimum lease receivable				
Within 1 year	**111,552**	128,496	**94,406**	111,512
Over 1 to 5 years	**152,260**	176,583	**121,163**	145,193
Over 5 years	**1,953**	13,864	**59**	8,788
	265,765	318,943	**215,628**	265,493

36. Cash and cash equivalents

Cash equivalents are highly liquid assets that are subject to an insignificant risk of changes in value and are readily convertible into known amount of cash. Cash and cash equivalents in the consolidated cash flow statement comprise the following:

	The Group	
	2009 $'000	2008 $'000
Cash, balances and placements with central banks	**18,864,797**	20,289,865
Singapore Government treasury bills and securities [1]	**12,786,999**	8,968,941
Other government treasury bills and securities [1]	**7,704,016**	2,341,120
	39,355,812	31,599,926

1 Include short-term assets pledged

37. Share-based compensation plans

Share-based compensation plans of the Group comprise the UOB 1999 Share Option Scheme (which had been phased out during the financial year), UOB Restricted Share Plan and UOB Share Appreciation Rights Plan. Description of these plans is set out in the Directors' Report. Movements and outstanding balances of these plans are as follows:

(a) UOB 1999 Share Option Scheme

	The Group and The Bank			
	2009		2008	
	Number of options '000	Weighted average exercise price $	Number of options '000	Weighted average exercise price $
Balance at 1 January	**269**	**13.67**	453	13.25
Exercised	**(263)**	**13.67**	(171)	12.70
Forfeited	**(6)**	**13.67**	(13)	11.67
Balance at 31 December	**–**	**–**	269	13.67
Weighted average share price at exercise date		**17.24**		19.65

Year granted	Expiry date	Exercise price	Number of options outstanding and exercisable	
		$	2009 '000	2008 '000
2004	29 Nov 2009	13.67	–	269

(b) UOB Restricted Share Plan and UOB Share Appreciation Rights Plan

	The Group and The Bank Restricted shares	
	2009 '000	2008 '000
Balance at 1 January	**2,153**	1,047
Granted	**1,417**	1,154
Forfeited/cancelled	**(159)**	(48)
Vested	**(147)**	–
Balance at 31 December	**3,264**	2,153

	Share appreciation rights	
	2009 '000	2008 '000
Balance at 1 January	**9,047**	4,444
Granted	**2,670**	4,807
Forfeited/cancelled	**(675)**	(204)
Vested [1]	**(623)**	–
Balance at 31 December	**10,419**	9,047
Outstanding and exercisable rights	**617**	–

[1] Of which 6,000 rights expired in 2009

37. Share-based compensation plans (continued)

(b) **UOB Restricted Share Plan and UOB Share Appreciation Rights Plan** (continued)

Year granted	Expiry date	Fair value per grant at grant date $	Number of outstanding grants 2009 '000	2008 '000
Restricted shares				
2007	28 Sep 2009 and 28 Sep 2010	20.35	**724**	999
2008	14 Nov 2010 and 14 Nov 2011	11.16	**1,123**	1,154
2009	16 Nov 2011 and 16 Nov 2012	18.55	**1,417**	–
			3,264	2,153
Share appreciation rights				
2007	28 Sep 2013	3.20	**3,075**	4,240
2008	14 Nov 2014	2.29	**4,674**	4,807
2009	16 Nov 2015	6.41	**2,670**	–
			10,419	9,047

Fair values of the restricted shares and share appreciation rights were estimated at the grant date using the Trinomial valuation methodology. The key assumptions were as follows:

	Restricted shares		Share appreciation rights	
	2009	2008	2009	2008
Exercise price ($)	Not applicable		**18.85**	12.61
Expected volatility (%)	**37.99**	25.95	**37.99**	25.95
Risk-free interest rate (%)	**0.69 - 0.93**	0.91 - 1.18	**1.76**	1.89
Contractual life (years)	**2 and 3**	2 and 3	**6**	6
Expected dividend yield (%)	Management's forecast in line with dividend policy			

38. Related party transactions

Related parties cover the Group's subsidiaries, associates and their subsidiaries, and key management personnel and their related parties.

Key management personnel refer to the Bank's directors and members of its Management Executive Committee. Parties related to key management personnel include:

- their close family members
- companies that are majority-owned by them or their family members
- companies or firms in which they or their family members control or exercise significant influence over the board of directors

38. Related party transactions (continued)

All related party transactions of the Group were done in the ordinary course of business and at arm's length. In addition to the information disclosed elsewhere in the financial statements, other related party transactions that may be of interest are as follows:

	The Group		The Bank	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million
(a) **Interest income**				
Subsidiaries	–	–	**31**	105
Associates	**8**	18	**8**	18
Interest expense				
Subsidiaries	–	–	**26**	90
Associates	**2**	7	**2**	7
Dividend income				
Subsidiaries	–	–	**194**	1,015
Associates	–	–	**50**	56
Rental income				
Subsidiaries	–	–	**5**	4
Associates	**19**	5	**19**	5
Rental expense				
Subsidiaries	–	–	**15**	23
Associates	**1**	1	–	*
Fee and commission and other income				
Subsidiaries	–	–	**57**	58
Associates	**12**	14	**1**	1
Placements, loans and advances				
Subsidiaries	–	–	**2,578**	2,866
Associates	**617**	649	**606**	646
Deposits				
Subsidiaries	–	–	**2,513**	3,722
Associates	**515**	679	**493**	663
Off-balance sheet credit facilities				
Subsidiaries	–	–	–	305
Associates	**10**	30	**10**	20
(b) **Compensation of key management personnel**				
Short-term employee benefits	**14**	11	**14**	11
Other	**1**	1	**1**	1
	15	12	**15**	12

* Less than $500,000

39. Segment information

(a) Operating segments

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")

PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal financial services and consultation.

Institutional Financial Services ("IFS")

IFS segment encompasses Commercial Banking (which includes Business Banking), Corporate Banking, Corporate Finance, Debt Capital Markets, Venture Management and Alternative Investments. Commercial Banking serves the medium and large enterprises, while Business Banking serves small enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, ship finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Venture Management manages, advises and invests in private equity funds on behalf of the Group and third-party investors while Alternative Investments invests in third-party funds on behalf of the Group.

Global Markets and Investment Management ("GMIM")

GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and management of excess liquidity and capital funds.

Other

Other segment includes property-related activities, insurance businesses and income and expenses not attributable to other operating segments.

39. Segment information (continued)

(a) **Operating segments** (continued)

	The Group					
	PFS $ million	IFS $ million	GMIM $ million	Other $ million	Eliminations $ million	Total $ million
2009						
Operating income	**1,917**	**2,135**	**1,297**	**180**	**(124)**	**5,405**
Operating expenses	**(942)**	**(637)**	**(312)**	**(307)**	**124**	**(2,074)**
Impairment charges	**(128)**	**(513)**	**(40)**	**(440)**	**–**	**(1,121)**
Amortisation of intangible assets	**(3)**	**(7)**	**–**	**–**	**–**	**(10)**
Share of profit of associates	**–**	**8**	**–**	**99**	**–**	**107**
Profit before tax	**844**	**986**	**945**	**(469)**	**–**	**2,306**
Segment assets	**40,544**	**63,041**	**74,820**	**4,867**	**(3,135)**	**180,137**
Intangible assets						
Goodwill	**1,172**	**2,278**	**667**	**81**	**–**	**4,198**
Other	**10**	**21**	**–**	**–**	**–**	**31**
Investment in associates	**–**	**17**	**1**	**1,194**	**–**	**1,212**
Total assets	**41,726**	**65,357**	**75,488**	**6,142**	**(3,135)**	**185,578**
Segment liabilities	**64,911**	**54,027**	**47,833**	**2,787**	**(3,135)**	**166,423**
Other information						
Inter-segment operating income	**482**	**(372)**	**79**	**(65)**	**(124)**	**–**
Gross customer loans	**40,402**	**61,179**	**82**	**81**	**–**	**101,744**
Non-performing assets	**535**	**1,711**	**275**	**201**	**–**	**2,722**
Capital expenditure	**7**	**3**	**3**	**200**	**–**	**213**
Depreciation of assets	**9**	**5**	**3**	**121**	**–**	**138**
2008						
Operating income	1,853	2,100	1,200	210	(113)	5,250
Operating expenses	(933)	(688)	(347)	(195)	113	(2,050)
Impairment charges	(49)	(380)	(159)	(219)	–	(807)
Amortisation of intangible assets	(3)	(8)	–	–	–	(11)
Share of profit of associates	–	10	–	93	–	103
Profit before tax	868	1,034	694	(111)	–	2,485
Segment assets	36,924	67,533	67,464	7,215	(1,502)	177,634
Intangible assets						
Goodwill	1,170	2,261	664	80	–	4,175
Other	11	25	–	–	–	36
Investment in associates	–	32	–	1,064	–	1,096
Total assets	38,105	69,851	68,128	8,359	(1,502)	182,941
Segment liabilities	62,835	56,522	45,596	3,771	(1,502)	167,222
Other information						
Inter-segment operating income	677	(564)	65	(65)	(113)	–
Gross customer loans	36,823	65,053	68	89	–	102,033
Non-performing assets	551	1,421	95	238	–	2,305
Intangible assets acquired	*	*	*	–	–	1
Capital expenditure	10	4	6	193	–	213
Depreciation of assets	5	2	2	125	–	134

* Less than $500,000

Note:

Transfer prices between operating segments are on arm's length basis in a manner similar to transactions with third parties.

No operating income from transactions with a single external customer or counterparty amounted to 10% or more of the Group's operating income in 2009 or 2008.

39. Segment information (continued)

(b) **Geographical segments**

The following geographical segment information is based on the location where the transactions and assets are booked, which approximates that based on the location of the customers and assets. The information is stated after elimination of inter-segment transactions.

	The Group					
	Total operating income		Profit before tax		Total assets	
	2009 $ million	2008 $ million	2009 $ million	2008 $ million	2009 $ million	2008 $ million
Singapore	**3,522**	3,380	**1,594**	1,907	**121,190**	120,064
Malaysia	**571**	548	**271**	235	**17,776**	17,354
Thailand	**415**	459	**78**	77	**9,509**	8,902
Indonesia	**361**	286	**153**	107	**4,920**	4,082
Greater China	**201**	158	**81**	5	**7,132**	8,597
Other	**335**	419	**139**	165	**20,822**	19,731
	5,405	5,250	**2,316**	2,496	**181,349**	178,730
Intangible assets	**-**	–	**(10)**	(11)	**4,229**	4,211
	5,405	5,250	**2,306**	2,485	**185,578**	182,941

40. Financial risk management

The Group's business activities involve the use of financial instruments, including derivatives. These activities expose the Group to a variety of financial risks, mainly credit risk, foreign exchange risk, interest rate risk, equity risk and liquidity risk.

The Group's financial risks are centrally managed by the various specialist committees within the delegated authority by the Board of Directors. These various specialist committees formulate, review and approve policies and limits to monitor and manage risk exposures under their respective supervision. The major policy decisions and proposals approved by these committees are subject to further review by the Executive Committee.

The Risk Management Sector assumes the independent oversight of risks undertaken by the Group, and takes the lead in the formulation and approval of risk policies, controls and processes. The Middle Office within the Risk Management Sector enforces Global Markets and Investment Management's compliance with trading policies and limits. This is further enhanced by the periodic risk assessment audit carried out by the Group Audit.

The main financial risks that the Group is exposed to and how they are being managed are set out below:

(a) **Credit risk**

Credit risk is defined as the risk of loss arising from any failure by a borrower or a counterparty to fulfil its financial obligations as and when they fall due.

The Group's Credit Committee is delegated the authority by the Board of Directors to oversee all credit matters. It also oversees the implementation of the Group's Basel II Internal Ratings-Based Approach ("IRBA") framework and the respective IRBA models and risk estimates.

Credit risk exposures are managed through a robust credit underwriting, structuring and monitoring process. The process includes monthly review of all non-performing and special mention loans, ensuring credit quality and the timely recognition of asset impairment. In addition, credit review and audit are performed regularly to proactively manage any delinquency, minimise undesirable concentrations, maximise recoveries, and ensure that credit policies and procedures are complied with. Past dues and credit limit excesses are tracked and analysed by business and product lines. Significant trends are reported to the Credit Committee and the Executive Committee.

Country risk arises where the Group is unable to receive payments from customers as a result of political or economic events in the country. Country risk is defined as the risk in cross-border lending resulting from events in the country. These events include political and social unrests, exchange control, moratoria, currency devaluation, nationalisation and expropriation of assets.

40. Financial risk management (continued)

(a) **Credit risk** (continued)

(i) Credit exposure

	The Group	
	2009 $ million	**2008 $ million**
Balances and placements with central banks	**18,280**	19,609
Singapore Government treasury bills and securities	**12,563**	7,301
Other government treasury bills and securities	**6,304**	2,341
Trading debt securities	**4**	79
Placements and balances with banks	**13,065**	14,006
Loans to non-bank customers	**99,201**	99,840
Derivative financial assets	**5,427**	8,846
Assets pledged	**2,989**	3,000
Investment debt securities	**13,300**	13,311
Others	**2,814**	3,092
	173,947	171,425
Contingent assets	**12,325**	12,000
Commitments	**46,909**	44,844
	233,181	228,269

(ii) Cross-border exposure above 1% of total assets

	The Group					
	Banks $ million	**Non-banks $ million**	**Central banks and governments $ million**	**Investments $ million**	**Total $ million**	**% of total assets**
2009						
United States	**706**	**36**	**1,819**	**2,997**	**5,558**	**3.0**
United Kingdom	**3,424**	**30**	**1**	**827**	**4,282**	**2.3**
China	**2,227**	**276**	**–**	**374**	**2,877**	**1.6**
Japan	**1,497**	**8**	**–**	**593**	**2,098**	**1.1**
France	**1,291**	**71**	*****	**580**	**1,942**	**1.0**
2008						
United States	705	45	3	3,608	4,361	2.4
South Korea	2,035	146	–	1,325	3,506	1.9
United Kingdom	2,552	175	1	684	3,412	1.9
France	1,804	66	*	551	2,421	1.3
Hong Kong	986	400	–	490	1,876	1.0

* Less than $500,000

40. Financial risk management (continued)
(a) **Credit risk** (continued)
(iii) Credit quality of gross loans and debt securities
Gross loans are graded in accordance with MAS Notice 612 as follows:

	The Group	
	2009 $ million	2008 $ million
Passed	**98,327**	99,001
Special mention	**1,212**	1,026
Substandard	**1,335**	1,345
Doubtful	**380**	126
Loss	**490**	535
	101,744	102,033

Gross investment debt securities of the Group as at 31 December 2009 was $13,928 million (2008: $13,729 million) and provision for impairment of $314 million (2008: $276 million) was made for these securities.

Collateral such as properties, marketable securities and fixed deposits were obtained by the Group to mitigate its credit exposure.

(iv) Ageing analysis of past due and non-performing assets

	The Group			
	2009		2008	
	Past due but not impaired $ million	Non-performing $ million	Past due but not impaired $ million	Non-performing $ million
Current	**–**	**351**	–	501
Within 90 days	**3,410**	**489**	3,699	417
Over 90 to 180 days	**–**	**333**	–	344
Over 180 days	**–**	**1,549**	–	1,043
	3,410	**2,722**	3,699	2,305

(v) Past due and non-performing assets analysed by geographical segment

	The Group					
	2009			2008		
	Past due but not impaired $ million	Non-performing $ million	Individual impairment $ million	Past due but not impaired $ million	Non-performing $ million	Individual impairment $ million
Singapore	**2,413**	**1,221**	**568**	2,366	863	329
Malaysia	**628**	**435**	**119**	818	512	178
Thailand	**246**	**533**	**333**	296	530	337
Indonesia	**92**	**106**	**31**	82	60	17
Greater China	**9**	**105**	**61**	99	101	49
Other	**22**	**322**	**88**	38	239	98
	3,410	**2,722**	**1,200**	3,699	2,305	1,008

40. Financial risk management (continued)
(a) **Credit risk** (continued)
(vi) Past due and non-performing assets analysed by industry

	The Group					
	2009			2008		
	Past due but not impaired $ million	Non-performing $ million	Individual impairment $ million	Past due but not impaired $ million	Non-performing $ million	Individual impairment $ million
Transport, storage and communication	**184**	**78**	**32**	112	18	14
Building and construction	**167**	**208**	**53**	145	152	52
Manufacturing	**681**	**678**	**400**	803	539	263
Financial institutions	**232**	**666**	**284**	150	533	301
General commerce	**659**	**385**	**210**	822	411	191
Professionals and private individuals	**1,038**	**228**	**109**	1,233	269	98
Housing loans	**404**	**310**	**43**	360	286	32
Other	**45**	**169**	**69**	74	97	57
	3,410	**2,722**	**1,200**	3,699	2,305	1,008

(vii) Security coverage of non-performing assets

	The Group	
	2009 $ million	2008 $ million
Non-performing assets secured by:		
Properties	**1,058**	979
Marketable securities, fixed deposits and other	**122**	75
Unsecured non-performing assets	**1,542**	1,251
	2,722	2,305

(viii) Collateral possessed during the financial year

	The Group	
	2009 $ million	2008 $ million
Properties	**21**	11
Securities and other	**2**	*
	23	11

* Less than $500,000

Collateral possessed are disposed of in an orderly manner in accordance with target prices set. Proceeds from sale of collateral are used to reduce the outstanding loans.

40. Financial risk management (continued)

(b) **Foreign exchange risk**

Foreign exchange risk is the risk to earnings and economic value of foreign currency assets, liabilities and financial derivatives caused by fluctuations in foreign exchange rates.

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign exchange exposures. Non-trading foreign exchange exposures are principally derived from customer businesses. Structural foreign currency exposures are represented by the net asset values of overseas branches, share of the net asset values of its overseas subsidiaries and associates, and long-term investment in overseas properties of the Group. The Group utilises mainly non-bank customer deposits, foreign currency forwards and swaps to hedge its foreign exchange exposures. Where possible, foreign investments are funded in the functional currencies of the respective locations to mitigate structural foreign currency exposures.

Foreign exchange risk is managed through policies and risk limits approved by the Asset and Liability Committee ("ALCO"). The limits, such as exposure by currency are independently monitored by Middle Office.

(i) The following table sets out the Group's assets, liabilities and financial derivatives by currency as at the balance sheet date. The off-balance sheet gap represents the net contract or notional amount of derivatives which is used principally to reduce the Group's exposure to foreign exchange risk.

	The Group						
	Singapore dollar $ million	US dollar $ million	Malaysian ringgit $ million	Thai baht $ million	Indonesian rupiah $ million	Other $ million	Total $ million
2009							
Cash, balances and placements with central banks	9,636	3,040	2,631	2,009	825	724	18,865
Securities [1]	16,054	9,710	2,414	898	79	7,632	36,787
Placements and balances with banks [1]	303	5,954	211	10	37	7,601	14,116
Loans to non-bank customers	58,446	12,553	11,117	5,660	2,837	8,588	99,201
Investment in associates	1,126	16	62	6	–	2	1,212
Intangible assets	3,182	–	–	724	323	–	4,229
Derivative financial assets	4,784	110	107	103	1	322	5,427
Other	3,579	909	305	474	211	263	5,741
Total assets	97,110	32,292	16,847	9,884	4,313	25,132	185,578
Deposits and balances of non-bank customers	70,476	16,709	12,338	6,356	2,910	12,713	121,502
Deposits and balances of banks, and bills and drafts payable	4,183	12,795	1,779	126	61	10,245	29,189
Debts issued	2,413	3,153	–	421	–	57	6,044
Derivative financial liabilities	4,617	250	130	103	1	403	5,504
Other	2,378	1,248	317	166	58	17	4,184
Total liabilities	84,067	34,155	14,564	7,172	3,030	23,435	166,423
On-balance sheet open position	13,043	(1,863)	2,283	2,712	1,283	1,697	
Off-balance sheet open position	501	1,081	(415)	(894)	(49)	(224)	
Net open position	13,544	(782)	1,868	1,818	1,234	1,473	
Of which:							
Net structural position	–	127	1,422	1,964	1,172	1,067	

[1] Include assets pledged

40. Financial risk management (continued)
(b) **Foreign exchange risk** (continued)
(i) (continued)

	The Group						
	Singapore dollar $ million	**US dollar $ million**	**Malaysian ringgit $ million**	**Thai baht $ million**	**Indonesian rupiah $ million**	**Other $ million**	**Total $ million**
2008							
Cash, balances and placements with central banks	13,707	454	3,231	1,087	725	1,086	20,290
Securities [1]	11,595	7,799	920	474	83	6,252	27,123
Placements and balances with banks [1]	775	7,936	556	10	26	5,893	15,196
Loans to non-bank customers	54,833	15,763	11,064	6,147	2,367	9,666	99,840
Investment in associates	986	32	72	5	–	1	1,096
Intangible assets	3,182	–	–	723	306	–	4,211
Other	11,790	438	555	906	141	1,355	15,185
Total assets	96,868	32,422	16,398	9,352	3,648	24,253	182,941
Deposits and balances of non-bank customers	71,988	13,724	11,842	6,718	2,512	11,387	118,171
Deposits and balances of banks, and bills and drafts payable	5,650	12,927	1,683	92	31	9,617	30,000
Debts issued	2,475	3,401	–	278	28	64	6,246
Other	8,562	1,447	544	441	63	1,748	12,805
Total liabilities	88,675	31,499	14,069	7,529	2,634	22,816	167,222
On-balance sheet open position	8,193	923	2,329	1,823	1,014	1,437	
Off-balance sheet open position	4,278	(2,064)	(533)	(2)	7	(1,686)	
Net open position	12,471	(1,141)	1,796	1,821	1,021	(249)	
Of which:							
Net structural position	–	127	1,248	1,849	923	1,046	

[1] Include assets pledged

40. Financial risk management (continued)

(b) **Foreign exchange risk** (continued)

(ii) Structural currency exposures of the Group as at the balance sheet date were as follows:

	The Group		
	Structural currency exposure		
	Total $ million	Hedged $ million	Unhedged $ million
2009			
Australian dollar	**222**	**211**	**11**
Chinese renminbi	**747**	**–**	**747**
Hong Kong dollar	**312**	**189**	**123**
Indonesian rupiah	**1,172**	**–**	**1,172**
Malaysian ringgit	**1,422**	**–**	**1,422**
Thai baht	**1,964**	**–**	**1,964**
US dollar	**512**	**385**	**127**
Other	**405**	**219**	**186**
	6,756	**1,004**	**5,752**
2008			
Australian dollar	158	155	3
Chinese renminbi	742	–	742
Hong Kong dollar	375	161	214
Indonesian rupiah	923	–	923
Malaysian ringgit	1,248	–	1,248
Thai baht	1,849	–	1,849
US dollar	578	451	127
Other	241	154	87
	6,114	921	5,193

40. Financial risk management (continued)

(c) **Interest rate risk**

Interest rate risk is the impact to earnings and economic value of the Group due to fluctuations in interest rates.

Interest rate exposure arises from differences in the maturity and repricing dates of assets, liabilities and off-balance sheet items. These mismatches are actively monitored and managed as part of the overall interest rate risk management process which is conducted in accordance with the Group's policies as approved by the ALCO.

(i) The table below summarises the effective average interest rates of the financial assets and financial liabilities as at the balance sheet date by major currency:

	The Group				
	Singapore dollar %	US dollar %	Malaysian ringgit %	Thai baht %	Indonesian rupiah %
2009					
Assets					
Placements with central banks	**0.50**	**0.25**	**2.04**	**1.15**	**8.03**
Placements and balances with banks	**0.37**	**0.55**	**2.21**	**1.21**	**6.73**
Loans to non-bank customers	**2.83**	**2.35**	**5.16**	**6.10**	**14.65**
Securities	**1.06**	**4.66**	**3.07**	**2.34**	**9.55**
Liabilities					
Deposits of non-bank customers	**0.45**	**0.47**	**1.84**	**1.14**	**5.93**
Deposits and balances of banks and debts issued	**1.01**	**0.91**	**1.99**	**1.70**	**6.24**
2008					
Assets					
Placements with central banks	0.62	0.25	3.26	2.72	9.08
Placements and balances with banks	0.38	2.13	3.50	3.40	7.68
Loans to non-bank customers	3.43	3.41	6.14	7.35	13.63
Securities	1.29	9.77	3.87	2.08	11.13
Liabilities					
Deposits of non-bank customers	0.68	1.21	2.78	2.43	7.30
Deposits and balances of banks and debts issued	1.34	1.73	3.70	2.18	10.48

40. Financial risk management (continued)

(c) **Interest rate risk** (continued)

(ii) The table below shows the Group's sensitivity to interest rates by time band based on the earlier of contractual repricing date and maturity date. Actual repricing dates may differ from contractual repricing dates due to prepayment of loans or early withdrawal of deposits.

	The Group							
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 to 3 years $ million	Over 3 years $ million	Non-interest bearing $ million	Total $ million
2009								
Cash, balances and placements with central banks	6,049	6,215	2,915	401	–	–	3,285	18,865
Securities [1]	1,947	3,795	5,515	7,756	7,172	8,318	2,284	36,787
Placements and balances with banks [1]	2,381	5,714	4,762	1,031	14	–	214	14,116
Loans to non-bank customers	17,261	48,672	19,020	6,846	4,658	1,785	959	99,201
Investment in associates	–	–	–	–	–	–	1,212	1,212
Intangible assets	–	–	–	–	–	–	4,229	4,229
Derivative financial assets	–	–	–	–	–	–	5,427	5,427
Other	170	–	–	–	–	–	5,571	5,741
Total assets	27,808	64,396	32,212	16,034	11,844	10,103	23,181	185,578
Deposits and balances of non-bank customers	44,206	30,737	15,044	15,693	1,644	238	13,940	121,502
Deposits and balances of banks, and bills and drafts payable	6,342	14,710	4,470	648	–	–	3,019	29,189
Debts issued	50	193	207	219	1,321	3,809	245	6,044
Derivative financial liabilities	–	–	–	–	–	–	5,504	5,504
Other	720	–	–	–	–	–	3,464	4,184
Total liabilities	51,318	45,640	19,721	16,560	2,965	4,047	26,172	166,423
Equity attributable to:								
Equity holders of the Bank	–	–	–	–	–	–	18,986	18,986
Minority interests	–	–	–	–	–	–	169	169
Total equity	–	–	–	–	–	–	19,155	19,155
Net on-balance sheet position	(23,510)	18,756	12,491	(526)	8,879	6,056	(22,146)	
Net off-balance sheet position	(2,334)	(281)	2,337	1,998	(222)	(1,498)	–	
Net interest rate sensitivity gap	(25,844)	18,475	14,828	1,472	8,657	4,558	(22,146)	

1 Include assets pledged

40. Financial risk management (continued)

(c) **Interest rate risk** (continued)

(ii) (continued)

	The Group							
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 to 3 years $ million	Over 3 years $ million	Non-interest bearing $ million	Total $ million
2008								
Cash, balances and placements with central banks	1,931	12,985	1,427	550	–	–	3,397	20,290
Securities [1]	387	4,383	4,822	4,957	4,052	8,288	234	27,123
Placements and balances with banks [1]	2,207	5,090	6,770	593	320	14	202	15,196
Loans to non-bank customers	17,777	46,532	19,076	7,955	5,527	1,944	1,029	99,840
Investment in associates	–	–	–	–	–	–	1,096	1,096
Intangible assets	–	–	–	–	–	–	4,211	4,211
Other	424	–	–	–	–	–	14,761	15,185
Total assets	22,726	68,990	32,095	14,055	9,899	10,246	24,930	182,941
Deposits and balances of non-bank customers	42,899	30,609	15,269	16,310	1,645	269	11,170	118,171
Deposits and balances of banks, and bills and drafts payable	5,230	17,775	4,065	361	–	–	2,569	30,000
Debts issued	17	86	287	236	55	5,182	383	6,246
Other	1,654	–	–	–	–	–	11,151	12,805
Total liabilities	49,800	48,470	19,621	16,907	1,700	5,451	25,273	167,222
Equity attributable to:								
Equity holders of the Bank	–	–	–	–	–	–	15,573	15,573
Minority interests	–	–	–	–	–	–	146	146
Total equity	–	–	–	–	–	–	15,719	15,719
Net on-balance sheet position	(27,074)	20,520	12,474	(2,852)	8,199	4,795	(16,062)	
Net off-balance sheet position	(676)	183	4,120	(4,735)	(348)	1,456	–	
Net interest rate sensitivity gap	(27,750)	20,703	16,594	(7,587)	7,851	6,251	(16,062)	

[1] Include assets pledged

(iii) The economic value of equity ("EVE") sensitivity at 100 and 200 basis points parallel interest rate shocks were negative $309 million and $701 million (2008: negative $363 million and $724 million) respectively. This is computed on the banking book for major currencies (Singapore dollar, US dollar and Malaysian ringgit) from major subsidiaries and branches. EVE is the present value of assets less present value of liabilities of the Group. The reported figures are based on the worst case of an upward and downward parallel shift in the yield curve. The repricing profile of loans and deposits that do not have maturity dates is generally based on the earliest possible repricing dates, taking into account the notice period to be served to the customers. Loan prepayment is generally estimated based on past statistics and trends where possible and material. There may be some differences in the assumptions across geographical locations due to variation in local conditions.

40. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its financial obligations as and when they fall due, such as upon maturity of deposits and draw-down of loans.

The Group manages liquidity risk in accordance with the liquidity framework approved by the ALCO. This framework comprises policies, controls and limits. These controls and policies include setting of cash flow mismatch limits, monitoring of liquidity early warning indicators, stress test analysis of cash flows in liquidity crisis scenarios and establishment of a comprehensive contingency funding plan. The Group is also required by the respective local regulators to maintain a certain percentage of its liability base in the form of cash and other liquid assets as a buffer against unforeseen liquidity requirements. The main objectives are honouring all cash outflow commitments on an on-going basis, satisfying statutory liquidity and reserve requirements, and avoiding raising funds at market premiums or through forced sale of assets.

(i) The following table shows the maturity analysis of the Group's assets and liabilities based on remaining contractual maturities. The contractual maturity profile often does not reflect the actual behavioural patterns. In particular, the Group has a significant amount of "core deposits" of non-bank customers which are contractually at call (included in the "Up to 7 days" time band) but historically a stable source of long-term funding for the Group.

	The Group							
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 to 3 years $ million	Over 3 years $ million	No specific maturity $ million	Total $ million
2009								
Cash, balances and placements with central banks	7,960	5,027	2,915	401	–	–	2,562	18,865
Securities [1]	1,372	2,107	2,355	5,381	11,827	11,645	2,100	36,787
Placements and balances with banks [1]	3,536	4,211	4,764	1,072	107	–	426	14,116
Loans to non-bank customers	4,270	11,986	15,128	10,825	13,387	36,076	7,529	99,201
Investment in associates	–	–	–	–	–	–	1,212	1,212
Intangible assets	–	–	–	–	–	–	4,229	4,229
Derivative financial assets	–	–	–	–	–	–	5,427	5,427
Other	127	883	700	201	2	38	3,790	5,741
Total assets	17,265	24,214	25,862	17,880	25,323	47,759	27,275	185,578
Deposits and balances of non-bank customers	68,113	20,858	13,564	14,952	2,871	1,122	22	121,502
Deposits and balances of banks, and bills and drafts payable	11,768	10,554	5,652	767	34	249	165	29,189
Debts issued	41	145	178	222	1,359	3,853	246	6,044
Derivative financial liabilities	–	–	–	–	–	–	5,504	5,504
Other	15	17	8	158	206	398	3,382	4,184
Total liabilities	79,937	31,574	19,402	16,099	4,470	5,622	9,319	166,423
Equity attributable to:								
Equity holders of the Bank	–	–	–	–	–	–	18,986	18,986
Minority interests	–	–	–	–	–	–	169	169
Total equity	–	–	–	–	–	–	19,155	19,155
Net on-balance sheet position	(62,672)	(7,360)	6,460	1,781	20,853	42,137	(1,199)	
Net off-balance sheet position	(37,905)	(466)	(774)	(644)	(90)	(29)	(8,532)	
Net maturity mismatch	(100,577)	(7,826)	5,686	1,137	20,763	42,108	(9,731)	

1 Include assets pledged

40. Financial risk management (continued)
(d) **Liquidity risk** (continued)
(i) (continued)

	The Group							
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 to 3 years $ million	Over 3 years $ million	No specific maturity $ million	Total $ million
2008								
Cash, balances and placements with central banks	7,328	8,264	1,427	550	–	–	2,721	20,290
Securities [1]	559	2,965	3,003	4,322	5,104	10,992	178	27,123
Placements and balances with banks [1]	3,556	3,584	6,608	929	133	52	334	15,196
Loans to non-bank customers	3,570	13,098	14,372	11,582	13,129	36,059	8,030	99,840
Investment in associates	–	–	–	–	–	–	1,096	1,096
Intangible assets	–	–	–	–	–	–	4,211	4,211
Other	18	35	37	26	18	63	14,988	15,185
Total assets	15,031	27,946	25,447	17,409	18,384	47,166	31,558	182,941
Deposits and balances of non-bank customers	59,103	22,853	16,127	16,293	2,386	1,403	6	118,171
Deposits and balances of banks, and bills and drafts payable	12,103	11,442	5,418	589	1	–	447	30,000
Debts issued	4	40	197	147	1,529	3,945	384	6,246
Other	17	74	25	39	2	–	12,648	12,805
Total liabilities	71,227	34,409	21,767	17,068	3,918	5,348	13,485	167,222
Equity attributable to:								
Equity holders of the Bank	–	–	–	–	–	–	15,573	15,573
Minority interests	–	–	–	–	–	–	146	146
Total equity	–	–	–	–	–	–	15,719	15,719
Net on-balance sheet maturity mismatch	(56,196)	(6,463)	3,680	341	14,466	41,818	2,354	

[1] Include assets pledged

The Group is subject to liquidity requirements to support calls under outstanding contingent liabilities and undrawn credit facility commitments as disclosed in Notes 32 and 35a. These have been incorporated in the net off-balance sheet position for year ended 31 December 2009. The total outstanding contractual amounts of these items do not represent future cash requirements since the Group expects many of these contingent liabilities and commitments (such as direct credit substitutes and undrawn credit facilities) to expire without being called or drawn upon, and many of the contingent liabilities (such as letters of credit) are reimbursable by customers. The behavioural adjustments based on historical trends are disclosed in Note 40d(ii).

40. Financial risk management (continued)

(d) **Liquidity risk** (continued)

(ii) The following table shows the maturity analysis of the Group's assets and liabilities with behavioural adjustments on significant balance sheet items for Singapore, Malaysia and Thailand. The maturity profile for loans and deposits that do not have maturity dates, and fixed deposits that are frequently rolled over, is estimated based on past statistics and historical trends. Other balance sheet items such as credit cards are generally estimated based on the behavioural patterns of the customers. There may be some differences in the assumptions across geographical locations due to variations in local conditions.

	The Group					
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 year $ million	Total $ million
2009						
Cash, balances and placements with central banks	7,960	5,027	2,915	401	2,562	18,865
Securities [1]	1,372	2,107	2,355	5,381	25,572	36,787
Placements and balances with banks [1]	3,536	4,211	4,764	1,072	533	14,116
Loans to non-bank customers	3,793	12,127	15,182	10,996	57,103	99,201
Investment in associates	–	–	–	–	1,212	1,212
Intangible assets	–	–	–	–	4,229	4,229
Derivative financial assets	–	–	–	–	5,427	5,427
Other	127	883	700	201	3,830	5,741
Total assets	16,788	24,355	25,916	18,051	100,468	185,578
Deposits and balances of non-bank customers	7,380	10,542	3,979	1,698	97,903	121,502
Deposits and balances of banks, and bills and drafts payable	11,768	10,554	5,652	767	448	29,189
Debts issued	41	145	178	222	5,458	6,044
Derivative financial liabilities	–	–	–	–	5,504	5,504
Other	16	18	9	189	3,952	4,184
Total liabilities	19,205	21,259	9,818	2,876	113,265	166,423
Equity attributable to:						
Equity holders of the Bank	–	–	–	–	18,986	18,986
Minority interests	–	–	–	–	169	169
Total equity	–	–	–	–	19,155	19,155
Net on-balance sheet position	(2,417)	3,096	16,098	15,175	(31,952)	
Net off-balance sheet position	(3,042)	(2,271)	(3,034)	(3,764)	(11,514)	
Net maturity mismatch	(5,459)	825	13,064	11,411	(43,466)	

1 Include assets pledged

40. Financial risk management (continued)
(d) **Liquidity risk** (continued)
(ii) (continued)

	The Group					
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 year $ million	Total $ million
2008						
Cash, balances and placements with central banks	7,328	8,264	1,427	550	2,721	20,290
Securities [1]	559	2,965	3,003	4,322	16,274	27,123
Placements and balances with banks [1]	3,556	3,584	6,608	929	519	15,196
Loans to non-bank customers	3,708	13,243	14,421	11,934	56,534	99,840
Investment in associates	–	–	–	–	1,096	1,096
Intangible assets	–	–	–	–	4,211	4,211
Other	18	35	37	26	15,069	15,185
Total assets	15,169	28,091	25,496	17,761	96,424	182,941
Deposits and balances of non-bank customers	8,398	11,705	2,989	1,695	93,384	118,171
Deposits and balances of banks, and bills and drafts payable	12,103	11,442	5,418	589	448	30,000
Debts issued	4	40	197	147	5,858	6,246
Other	12	53	12	17	12,711	12,805
Total liabilities	20,517	23,240	8,616	2,448	112,401	167,222
Equity attributable to:						
Equity holders of the Bank	–	–	–	–	15,573	15,573
Minority interests	–	–	–	–	146	146
Total equity	–	–	–	–	15,719	15,719
Net on-balance sheet maturity mismatch	(5,348)	4,851	16,880	15,313	(31,696)	

1 Include assets pledged

40. Financial risk management (continued)

(e) **Value-at-risk**

The Group adopts a daily Value-at-Risk ("VaR") to estimate market risk within a 99% confidence interval using the historical simulation method. This methodology does not make assumptions on the distribution of returns and the correlations between risk classes. The method assumes that possible future changes in market rates may be implied by observed historical market movements. The level of VaR is dependent on the exposures, as well as market prices and volatilities. The table below shows the VaR profile by risk classes.

	The Group			
	Year end $ million	High $ million	Low $ million	Average $ million
2009				
Interest rate	**4.89**	**8.08**	**3.04**	**5.44**
Foreign exchange	**0.81**	**3.83**	**0.40**	**1.33**
Equity	**1.65**	**3.44**	**0.48**	**1.16**
Commodity	*	**0.18**	*	**0.01**
Specific risk [1]	**1.64**	**2.85**	**0.76**	**1.36**
Total VaR (general market risk with specific risk)	**4.93**	**8.87**	**2.59**	**5.32**
2008				
Interest rate	4.76	9.35	1.90	4.81
Foreign exchange	1.66	8.21	0.52	2.85
Equity	1.00	6.59	0.45	2.81
Commodity	0.01	0.31	*	0.06
Specific risk [1]	0.86	10.93	0.73	3.82
Total VaR (general market risk with specific risk)	4.63	11.73	3.83	7.97

* Less than $5,000

1 Specific risk encompasses specific equity market risk and specific credit market risk. It is computed from the residual volatility implied from the movement of individual assets and their corresponding indices.

41. Capital management

The Group's capital management objective is to maintain an optimal level of capital. Policies are set to ensure that the capital maintained is adequate to support business growth, taking into consideration regulatory requirements, the underlying risks of the Group's business and other factors such as rating targets. The policies endorsed by the Board of Directors are overseen by senior management.

The Group computes its capital adequacy ratios in accordance with MAS Notice 637 Risk-Based Capital Adequacy Requirements for Banks Incorporated in Singapore. The Bank and the Group are required to maintain minimum Tier 1 and total capital ratios of 6% and 10% respectively. The Group's Tier 1 capital comprises mainly share capital, reserves and retained earnings, and Tier 2 capital comprises qualifying subordinated notes and collective impairment provision. Risk-weighted assets include both on-balance sheet and off-balance sheet exposures adjusted for credit, market and operational risks.

	The Group	
	2009 $ million	2008 $ million
Tier 1 capital		
Share capital	**1,902**	1,896
Preference shares	**2,149**	2,149
Disclosed reserves/other	**15,189**	13,251
Capital deductions	**(5,113)**	(4,840)
	14,127	12,456
Tier 2 capital		
Cumulative collective impairment/other	**912**	478
Subordinated notes	**4,767**	5,259
Capital deductions	**(623)**	(617)
	5,056	5,120
Total capital	**19,183**	17,576
Risk-weighted assets	**100,908**	114,712
Capital adequacy ratios (%)		
Tier 1	**14.0**	10.9
Total	**19.0**	15.3

42. Authorisation of financial statements

The financial statements were authorised for issue by the Board of Directors on 26 February 2010.

United Overseas Bank Limited
(Incorporated in Singapore)
and its subsidiaries
31 December 2009

Investor reference

Contents

UOB share price and turnover


Monthly turnover ('000)
$ per share
250000
240000
230000
220000
210000
200000
190000
180000
170000
160000
150000
140000
130000
120000
110000
100000
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
25
24
23
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
2005
2006
2007
2008
2009
Monthly turnover ('000)
$ per share

	2005	2006	2007	2008	2009
Share price ($)					
Highest	15.20	19.40	24.20	21.70	**20.08**
Lowest	13.50	14.20	18.40	10.40	**8.07**
Average	14.35	16.80	21.30	16.05	**14.08**
Last done	14.60	19.40	19.90	12.92	**19.70**
Price/Earning ratio (times)	12.90	10.17	15.66	12.84	**11.83**
Dividend cover (times)	1.57	2.08	1.90	2.14	**2.10**
Net dividend yield (%)	4.93	4.83	3.46	3.74	**4.26**

Note:
Average share prices are used in computing price/earning ratio and net dividend yield.

Statistics of shareholdings
as at 10 March 2010

Ordinary shares

Distribution of ordinary shareholdings

Size of shareholdings	No. of ordinary shareholders	%	No. of ordinary shares (excluding treasury shares)	%
1 – 999	6,910	21.44	1,836,508	0.12
1,000 – 10,000	22,390	69.48	59,566,873	3.95
10,001 – 1,000,000	2,861	8.88	128,852,589	8.56
1,000,001 and above	63	0.20	1,315,762,726	87.37
Total:	**32,224**	**100.00**	**1,506,018,696**	**100.00**

Public float
Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the total number of issued shares excluding treasury shares (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 10 March 2010, approximately 76% of the issued ordinary shares of the Company were held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty largest ordinary shareholders *(as shown in the Register of Members and Depository Register)*

Name of ordinary shareholders	No. of ordinary shares	% *
Citibank Nominees S'pore Pte Ltd	247,650,992	16.44
DBS Nominees Pte Ltd	242,712,717	16.12
United Overseas Bank Nominees (Pte) Ltd	127,072,851	8.44
Wee Investments Private Ltd	112,809,184	7.49
DBSN Services Pte Ltd	105,040,477	6.97
HSBC (Singapore) Nominees Pte Ltd	93,066,383	6.18
Wah Hin and Company Private Limited	81,221,771	5.39
Tai Tak Estates Sendirian Berhad	67,445,739	4.48
C Y Wee & Co Pte Ltd	32,245,653	2.14
Raffles Nominees Pte Ltd	29,588,647	1.96
BNP Paribas Securities Services Singapore	26,654,790	1.77
UOB Nominees (2006) Pte Ltd	17,015,535	1.13
Wee Cho Yaw	16,390,248	1.09
Tee Teh Sdn Berhad	10,519,954	0.70
Merrill Lynch (S'pore) Pte Ltd	6,414,433	0.43
Overseas Union Insurance, Ltd - Offshore Insurance Fund	5,425,760	0.36
Estate of Lo Kwang Pheng Deceased	4,369,500	0.29
Ho Sim Guan	4,186,000	0.28
Kota Trading Company Sendirian Berhad	3,825,813	0.25
Tropical Produce Company Pte Ltd	3,693,526	0.25
Total:	**1,237,349,973**	**82.16**

* Percentage is calculated based on the total number of issued ordinary shares, excluding treasury shares, of the Bank.

Statistics of shareholdings
as at 10 March 2010

Ordinary shares

Substantial shareholders *(as shown in the Register of Substantial Shareholders)*

Substantial shareholder	Shareholdings registered in the name of substantial shareholders	Other shareholdings in which substantial shareholders are deemed to have an interest	Total interest	
	No. of shares	No. of shares	No. of shares	%
Estate of Lien Ying Chow, deceased	316,516	81,331,554 [1]	81,648,070	5.42
Lien Ying Chow Private Limited	–	81,231,771 [1]	81,231,771	5.39
Wah Hin and Company Private Limited	81,221,771	10,000 [2]	81,231,771	5.39
Sandstone Capital Pte Ltd	10,000	81,221,771 [3]	81,231,771	5.39
Wee Cho Yaw	16,390,248	245,459,557 [4]	261,849,805	17.39
Wee Ee Cheong	2,865,357	147,030,553 [4]	149,895,910	9.95
Wee Ee Chao	141,164	116,802,696 [4]	116,943,860	7.77
Wee Ee Lim	1,606,834	147,033,758 [4]	148,640,592	9.87
Wee Investments Private Ltd	112,809,021	171,021	112,980,042	7.50

* Percentage is calculated based on the total number of issued shares, excluding treasury shares, of the Bank.

Notes:

(1) Estate of Lien Ying Chow, deceased and Lien Ying Chow Private Limited are each deemed to have an interest in the 81,231,771 UOB shares in which Wah Hin and Company Private Limited has an interest.

(2) Wah Hin and Company Private Limited is deemed to have an interest in the 10,000 UOB shares held by Sandstone Capital Pte Ltd.

(3) Sandstone Capital Pte Ltd is deemed to have an interest in the 81,221,771 UOB shares held by Wah Hin and Company Private Limited.

(4) Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

UOB Class E non-cumulative non-convertible preference shares

Distribution of preference shareholdings

Size of shareholdings	No. of preference shareholders	%	No. of preference shares	%
1 – 999	8,577	86.06	2,735,400	20.72
1,000 – 10,000	1,331	13.36	3,022,900	22.90
10,001 – 1,000,000	56	0.56	3,568,700	27.04
1,000,001 and above	2	0.02	3,873,000	29.34
Total:	**9,966**	**100.00**	**13,200,000**	**100.00**

Twenty largest preference shareholders *(as shown in the Depository Register)*

Name of preference shareholders	No. of preference shares	%
Citibank Nominees S'pore Pte Ltd	2,354,600	17.84
United Overseas Bank Nominees (Pte) Ltd	1,518,400	11.50
HSBC (Singapore) Nominees Pte Ltd	720,100	5.46
DBS Nominees Pte Ltd	353,000	2.67
Della Suantio Mrs Della Suantio Lee	312,500	2.37
Raffles Nominees Pte Ltd	208,100	1.58
Wee Foundation	167,700	1.27
First Capital Insurance Limited - Insurance Fund A/C	160,000	1.21
Tan Ser Kian, Fong Yin Leong & Lim Yin Nee	160,000	1.21
Singapura Finance Ltd	100,000	0.76
Tan Chong & Sons Motor Company (Singapore) Private Limited	100,000	0.76
Royal Bank Of Canada (Asia) Limited	77,500	0.59
Oversea-Chinese Bank Nominees Pte Ltd	61,700	0.47
Tan Chee Jin	60,000	0.46
BNP Paribas Nominees S'pore Pte Ltd	58,200	0.44
Institute of Technical Education	50,000	0.38
Sembawang Town Council	50,000	0.38
Singapore Hokkien Huay Kuan	50,000	0.38
Titular Roman Catholic Archbishop Of Singapore	50,000	0.38
Wilson Yip	45,600	0.35
Total:	**6,657,400**	**50.46**

Five-year ordinary share capital summary

Year	Particulars	Number of ordinary shares
	Balance in issue/circulation brought forward	1,536,254,625
2005	Exercise of share options	1,588,000
	Balance in issue/circulation at year end	1,537,842,625
2006	Exercise of share options	1,501,000
	Share buyback and cancelled	(16,068,000)
	Balance in issue/circulation at year end	1,523,275,625
2007	Exercise of share options	484,000
	Share buyback and held in treasury	(11,597,000)
	Balance in issue at year end	1,523,759,625
	Balance in circulation at year end	1,512,162,625
2008	Exercise of share options	171,000
	Share buyback and held in treasury	(6,723,000)
	Balance in issue at year end	1,523,930,625
	Balance in circulation at year end	1,505,610,625
2009	**Exercise of share options**	**263,000**
	Vesting of restricted shares	**145,071**
	Balance in issue at year end	**1,524,193,625**
	Balance in circulation at year end	**1,506,018,696**

Our international network

Banking Services

Singapore
United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
Phone: (65) 6533 9898
Fax: (65) 6534 2334
SWIFT: UOVBSGSG
Website: www.uobgroup.com

United Overseas Bank Limited has 65 branches in Singapore.

Far Eastern Bank Limited
(a subsidiary)
80 Raffles Place
UOB Plaza
Singapore 048624
Phone: (65) 6533 9898
Fax: (65) 6534 2334
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Australia
UOB Sydney Branch
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Phone: (61)(2) 9221 1924
Fax: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Country Head, Australia & New Zealand:
Peter Mackinlay
General Manager, Operations: Yeo Aik Leng Eric
General Manager, Corporate Services & Credit:
Tan Kok Soon David

Brunei
UOB Bandar Seri Begawan Branch
Units 10 & 11, Bangunan D'Amin Jaya
Lot 54989, Kampong Kiarong
Bandar Seri Begawan BE1318
Phone: (673) 222 5477/222 2210/222 0380
Fax: (673) 224 0792
SWIFT: UOVBBNBB
Email: uobbsb@brunet.bn
General Manager: Abdul Razak Abdul Malek

UOB Kuala Belait Branch
Chinese Chamber of Commerce Building
Ground Floor
Lot 104, Jalan Bunga Raya
Kuala Belait KA1131
Phone: (673) 333 1889/334 1012
Fax: (673) 333 1391
Email: uobkb@brunet.bn
Branch Manager: Shim Shoon Chong

Canada
UOB Vancouver Branch
Vancouver Centre
#1680-650 West Georgia Street
P.O. Box 11616
Vancouver, British Columbia
Canada V6B 4N9
Phone: (1)(604) 662 7055
Fax: (1)(604) 662 3356
SWIFT: UOVBCA8V
Email: UOB.Vancouver@UOBgroup.com
General Manager: Lim Phoon Seng George

China
United Overseas Bank (China) Limited
(a subsidiary)
13F-14F, Shanghai Erdos International Mansion
1118 Pudong South Road
Pudong New Area
Shanghai 200122
Phone: (86)(21) 3852 8188
Fax: (86)(21) 3852 8189
SWIFT: UOVBCNSH
Email: UOB.China@UOBgroup.com
Website: www.uobchina.com.cn
President & Chief Executive Officer:
Tan Kian Huat

United Overseas Bank (China) Limited has ten branches in China.

Hong Kong S.A.R.
UOB Main Branch
25/F Gloucester Tower
The Landmark
15 Queen's Road
Central, Hong Kong S.A.R.
Phone: (852) 2521 1521/2910 8888
Fax: (852) 2810 5506
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon
General Manager, Operations:
Kwong Hing Shaun Cindy

UOB Central Branch
SBI Centre
54-58 Des Voeux Road
Central, Hong Kong S.A.R.
Phone: (852) 2842 5666
Fax: (852) 2537 7890
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon
General Manager, Operations:
Kwong Hing Shaun Cindy

UOB Mongkok Branch
794 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Phone: (852) 2381 2292
Fax: (852) 2397 4564
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon
General Manager, Operations:
Kwong Hing Shaun Cindy

UOB Yaumatei Branch
554 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Phone: (852) 2532 6888
Fax: (852) 2388 2613
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon
General Manager, Operations:
Kwong Hing Shaun Cindy

India
UOB Mumbai Branch
3 North Avenue, Maker Maxity
Units 31 & 37, 3rd Floor
'C' Wing Bandra – Kurla Complex
Bandra (East)
Mumbai 400 051
Phone: (91)(22) 2659 2121/2659 1133
Fax: (91)(22) 2659 2121/2659 1133
General Manager:
Lourdes Premkumar Sinnappan

Indonesia
UOB Jakarta Representative Office
Sona Topas Tower, 2nd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Phone: (62)(21) 250 6382
Fax: (62)(21) 250 6379
Chief Representative: Utami Dewi Suhadi

PT Bank UOB Indonesia
(a subsidiary)
Sona Topas Tower, 1st-3rd Floors
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Phone: (62)(21) 250 6330
Fax: (62)(21) 250 6331
Telex: 760418UOBIA
SWIFT: UOBBIDJA
Email: UOB.Jakarta@UOBgroup.com
President Director: Iwan Satawidinata

PT Bank UOB Indonesia has ten branches in Indonesia.

PT Bank UOB Buana
(a subsidiary)
Jl. Gajah Mada No. 1A
Jakarta 10130
Phone: (62)(21) 6386 5927/633 0585/6386 5931
Fax: (62)(21) 632 4467/632 2373
SWIFT: BBIJIDJA
Website: www.uobbuana.com
President Director: Armand Bachtiar Arief
Vice President Director: Wang Lian Khee

PT Bank UOB Buana has 205 branches in Indonesia.

Japan
UOB Tokyo Branch
Shin Kokusai Building, 3-4-1
Marunouchi, Chiyoda-ku
Tokyo 100-0005
Phone: (81)(3) 3216 4251
Fax: (81)(3) 3216 4254
SWIFT: UOVBJPJT
Email: UOB.Tokyo@UOBgroup.com
General Manager: Wong Kwong Yew

Malaysia
UOB Labuan Branch
Level 6A, Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka
87000 Labuan F T Malaysia
Phone: (60)(87) 424 388
Fax: (60)(87) 424 389
Telex: MA 87026 TYEHUA
Email: UOB.Labuan@UOBgroup.com
General Manager: Lai Tak Kong Winston

Our international network

United Overseas Bank (Malaysia) Bhd
(a subsidiary)
Menara UOB
Jalan Raja Laut
P.O. Box 11212
50738 Kuala Lumpur
Phone: (60)(3) 2692 7722
Fax: (60)(3) 2691 0281
Cable: BANKUOBMKUALALUMPUR
Telex: MA 34191 UOBMHO
SWIFT: UOVBMYKL
Email: uob121@uob.com.my
Website: www.uob.com.my
Director & Chief Executive Officer:
Chan Kok Seong

United Overseas Bank (Malaysia) Bhd has 41 branches in Malaysia.

Myanmar
UOB Yangon Representative Office
48 Aung Teza Street, 6th Ward
High Land Avenue
Mayangone Township
Yangon
Phone: (95)(1) 667 818
Fax: (95)(1) 554 351/391 239
Email: UOB.Yangon@UOBgroup.com
Chief Representative: Hla Thaung

Philippines
United Overseas Bank Philippines
(A Thrift Bank)
(a subsidiary)
Pacific Star Building
17th Floor
Sen. Gil Puyat Avenue corner
Makati Avenue
Makati City
Phone: (63)(2) 6700 8686
Fax: (63)(2) 811 5917
SWIFT: UOVBPHMM
Email: info@uob.com.ph
President & Chief Executive Officer:
Emmanuel T. Mangosing

South Korea
UOB Seoul Branch
3(A)F Seoul Finance Centre
84, Taepyungno 1-ga
Jung-Gu
Seoul 100-768
Phone: (82)(2) 739 3916/739 3919
Fax: (82)(2) 730 9570
SWIFT: UOVBKRSE
Email: UOB.Seoul@UOBgroup.com
General Manager: Chung Kok Kai Steven

Taiwan
UOB Taipei Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Phone: (886)(2) 2715 0125
Fax: (886)(2) 2713 7456
Telex: 26147 TYEHUA
Email: UOB.Taipei@UOBgroup.com
General Manager: Ng Kok Suah Benjamin

Thailand
United Overseas Bank (Thai) Public Company Limited
(a subsidiary)
191 South Sathon Road
Sathon
Bangkok 10120
Phone: (66)(2) 343 3000
Fax: (66)(2) 287 2973/287 2974
Telex: 84351 BKASIA TH
SWIFT: BKASTHBK
Website: www.uob.co.th
President & Chief Executive Officer:
Wong Kim Choong
Deputy President & Deputy Chief Executive Officer: Chua Teng Hui

United Overseas Bank (Thai) Public Company Limited has 145 branches in Thailand and one branch in Cayman Islands.

United Kingdom
UOB London Branch
19 Great Winchester Street
London EC2N 2BH
Phone: (44)(207) 628 3504
Fax: (44)(207) 628 3433
SWIFT: UOVBGB2L
Email: UOB.London@UOBgroup.com
General Manager: Ho Chai Seng

United States Of America
UOB New York Agency
UOB Building
592 Fifth Avenue
10th Floor, 48th Street
New York, NY 10036
Phone: (1)(212) 382 0088
Fax: (1)(212) 382 1881
SWIFT: UOVBUS33
Email: UOB.NewYork@UOBgroup.com
Agent & General Manager: Koh Kok Jin

UOB Los Angeles Agency
777 South Figueroa Street
Suite 518, Los Angeles
California 90017
Phone: (1)(213) 623 8042
Fax: (1)(213) 623 3412
Email: UOB.LosAngeles@UOBgroup.com
Agent & General Manager: Chen Hoong

Vietnam
UOB Ho Chi Minh City Branch
1st Floor, Central Plaza Office Building
17 Le Duan Boulevard
District 1, Ho Chi Minh City
Phone: (84)(8) 3825 1424
Fax: (84)(8) 3825 1423
SWIFT: UOVBVNVX
Email: UOB.HCMC@UOBgroup.com
Country Head, Vietnam & Myanmar: Thng Tien Tat
General Manager: Ho Sze Ming

Correspondents
In all principal cities of the world

Related Financial Services

Gold/Futures Dealing

Singapore
UOB Bullion and Futures Limited
(a subsidiary)
80 Raffles Place, 5th Storey
UOB Plaza 1
Singapore 048624
Phone: (65) 6233 6006/6535 7122/6539 8949
Fax: (65) 6535 6312
Email: Futures@UOBgroup.com
Chief Executive Officer: Ng Kwan Meng

Taiwan
UOB Bullion and Futures Limited, Taiwan Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Phone: (886)(2) 2545 6163
Fax: (886)(2) 2719 9434
Email: vincent-cheng@umail.hinet.net
Branch Manager: Cheng Chih Jung Vincent

Thailand
UOB Bullion and Futures (Thai) Company Limited
(a subsidiary)
191 South Sathon Road, 7th Floor
Bangkok 10120
Phone: (66)(0) 2213 2611/2343 3998
Fax: (66)(0) 2213 2614
Email: MarketingUOBFT@uob.co.th
Chief Executive Officer: Seet Choon Seng Dennis

Insurance

Singapore
United Overseas Insurance Limited
(a subsidiary)
3 Anson Road, #28-01
Springleaf Tower
Singapore 079909
Phone: (65) 6222 7733
Fax: (65) 6327 3869/6327 3870
Email: ContactUs@uoi.com.sg
Website: www.uoi.com.sg
Managing Director: Chan Mun Wai David

Hong Kong S.A.R.
UOB Insurance (H.K.) Limited
(a subsidiary)
16th Floor, Worldwide House
19 Des Voeux Road
Central, Hong Kong S.A.R.
Phone: (852) 3606 9933
Fax: (852) 2810 0225
Director: Chan Mun Wai David

Investment Management

Singapore
UOB Asset Management Ltd
(a subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 2
Singapore 048624
Phone: (65) 6532 7988
Fax: (65) 6535 5882
Email: uobam@UOBgroup.com
Website: www.uobam.com.sg
Managing Director & Group Chief Investment Officer: Thio Boon Kiat

UOB Venture Management Private Limited
(a subsidiary)
80 Raffles Place, #30-20
UOB Plaza 2
Singapore 048624
Phone: (65) 6539 3044
Fax: (65) 6538 2569
Email: info@uobvm.com.sg
Managing Director: Seah Kian Wee

Brunei
UOB Asset Management (B) Sdn Bhd
(a subsidiary)
1st Floor, Unit FF03-FF05
The Centrepoint Hotel
Jalan Gadong
Bandar Seri Begawan BE3519
Phone: (673) 242 4806
Fax: (673) 242 4805
General Manager: Kamal Haji Muhammad

China
UOB Investment Consultancy (Beijing) Limited
(an associate)
8/F Taiji Building
No. 211, Bei Si Huan Middle Road
Haidian District
Beijing 100083
Phone: (86)(10) 5161 6671
Fax: (86)(10) 5161 6700
Email: admin@uobim.com.cn
Contact: Seah Kian Wee

UOB Venture Management (Shanghai) Co., Ltd
(a subsidiary)
Room 3307, United Plaza
1468 Nanjing West Road
Shanghai 200040
Phone: (86)(21) 6247 6228
Fax: (86)(21) 6289 8817
Email: postmaster@uobvm.com.cn
Managing Director: Seah Kian Wee

SZVC-UOB Venture Management Co., Ltd
(an associate)
11/F Investment Building
No. 4009 Shennan Road
Futian Central District
Shenzhen 518026
Phone: (86)(755) 8291 2888
Fax: (86)(755) 8290 4093
Email: master@szvc.com.cn
Deputy General Manager: Tao Alina

France
UOB Global Capital SARL
(a subsidiary)
40 rue La Perouse
75116 Paris
Phone: (33)(1) 5364 8400
Fax: (33)(1) 5364 8409
Email: mlandau@uobglobal.com
Managing Director: Michael Landau

Japan
UOB Asset Management (Japan) Ltd
(a subsidiary)
932 New Kokusai Building
4-1, 3-Chome Marunouchi
Chiyoda-ku
Tokyo 100-0005
Phone: (81)(3) 5293 0011
Fax: (81)(3) 5293 0015
Chief Executive Officer: Masashi Ohmatsu

Malaysia
UOB-OSK Asset Management Sdn Bhd
(a subsidiary)
Menara UOB, Level 13
Jalan Raja Laut
50350 Kuala Lumpur
Phone: (60)(3) 2732 1181
Fax: (60)(3) 2732 1100
Email: uobosk@bloomberg.net
Chief Executive Officer: Lim Suet Ling

Taiwan
UOB Investment Advisor (Taiwan) Ltd
(a subsidiary)
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 10544
Phone: (886)(2) 2719 7005
Fax: (886)(2) 2545 6591
Email: uobia@uobia.com.tw
General Manager: Juang San-Tay

Thailand
UOB Asset Management (Thai) Company Limited
(a subsidiary)
191 South Sathon Road, 11th Floor
Yannawa, Sathon
Bangkok 10120
Phone: (66)(2) 676 7100
Fax: (66)(2) 676 7880-7
Website: www.uobam.co.th
Chief Executive Officer: Vana Bulbon

United States Of America
UOB Global Capital LLC
(a subsidiary)
UOB Building
592 Fifth Avenue
Suite 602
New York, NY 10036
Phone: (1)(212) 398 6633
Fax: (1)(212) 398 4030
Email: dgoss@uobglobal.com
Managing Director: David Goss

Merchant Banking

Australia
UOB Australia Limited
(a subsidiary)
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Phone: (61)(2) 9221 1924
Fax: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Director & Country Head, Australia & New Zealand: Peter Mackinlay
Director & General Manager, Operations: Yeo Aik Leng Eric

Hong Kong S.A.R.
UOB Asia (Hong Kong) Limited
(a subsidiary)
Suite 601, 6/F AON China Building
29 Queen's Road
Central, Hong Kong S.A.R.
Phone: (852) 2868 2633
Fax: (852) 2840 0438
Email: uobahk@uobahk.com
Chief Executive Officer: Yip Kwok Kwan

Stockbroking

Singapore
UOB-Kay Hian Holdings Limited
(an associate)
8 Anthony Road #01-01
Singapore 229957
Phone: (65) 6535 6868
Fax: (65) 6532 6919
Website: www.uobkayhian.com
Managing Director: Wee Ee Chao

Notice of annual general meeting

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

Notice is hereby given that the **Sixty-Eighth Annual General Meeting** of members of the Company will be held at Pan Pacific Singapore, Pacific 2-3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Friday, 30 April 2010, at 3.00 pm to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2009.

Resolution 2 To declare a final one-tier tax-exempt dividend of 40 cents per ordinary share for the year ended 31 December 2009.

Resolution 3 To approve Directors' fees of $842,500 for 2009 (2008: $912,500).

Resolution 4 To approve a fee of $2,500,000 to the Chairman of the Bank, Dr Wee Cho Yaw, for the period from January 2009 to December 2009.

Resolution 5 To re-appoint Messrs Ernst & Young LLP as Auditors of the Company and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 6 Mr Wong Meng Meng

Resolution 7 Mr Yeo Liat Kok Philip

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

"THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr ____________________ be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

In respect of:

Resolution 8 Dr Wee Cho Yaw

Resolution 9 Professor Lim Pin

Resolution 10 Mr Ngiam Tong Dow

Resolution 11 Professor Cham Tao Soon

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 12 "THAT authority be and is hereby given to the Directors to:

(a) (i) issue ordinary shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of ordinary shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the total number of issued shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent of the total number of issued shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares, excluding treasury shares, in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier."

Resolution 13

"THAT

(a) authority be and is hereby given to the Directors to:

(i) allot and issue any of the preference shares referred to in Articles 7A, 7B, 7C, 7D, 7E and/or 7F of the Articles of Association of the Company; and/or

(ii) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (i) above to be issued,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (i) above in connection with any offers, agreements or options made or granted by the Directors while this Resolution was in force;

(b) the Directors be authorised to do all such things and execute all such documents as they may consider necessary or appropriate to give effect to this Resolution as they may deem fit; and

(c) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier."

Notes to Resolutions

Resolution 2 is to approve a final dividend. The dates for the closure of books and dividend payment will be announced at a later date because of the proposed scrip dividend scheme.

Resolution 4 is to approve a fee of $2,500,000 for the period from January 2009 to December 2009 to the Chairman of the Bank, Dr Wee Cho Yaw, for providing advice and guidance to Management drawn from his vast experience, knowledge and expertise acquired over more than 40 years with the Bank.

Resolution 6 is to re-elect Mr Wong Meng Meng who is the Chairman of the Nominating Committee.

Resolution 7 is to re-elect Mr Yeo Liat Kok Philip who is an independent member of the Audit and Remuneration Committees.

Resolution 8 is to re-appoint Dr Wee Cho Yaw. Dr Wee is a non-independent member and Chairman of the Remuneration Committee and a non-independent member of the Nominating Committee.

Resolution 9 is to re-appoint Professor Lim Pin who is an independent member of the Nominating and Remuneration Committees.

Resolution 10 is to re-appoint Mr Ngiam Tong Dow who is an independent member of the Nominating Committee.

Resolution 11 is to re-appoint Professor Cham Tao Soon who is the Chairman of the Audit Committee and an independent member of the Nominating and Remuneration Committees.

Resolution 12 is to empower the Directors to issue ordinary shares in the capital of the Company and to make or grant instruments (such as warrants or debentures or options) convertible into ordinary shares, and to issue ordinary shares in pursuance of such instruments, up to an amount not exceeding in total 50 per cent of the total number of issued shares, excluding treasury shares, in the capital of the Company, but with a sub-limit of 20 per cent for issue of shares other than on a pro-rata basis to shareholders ("General Mandate"). For the purpose of determining the aggregate number of ordinary shares that may be issued pursuant to the General Mandate, the percentage of issued shares in the capital of the Company shall be based on the total number of issued shares, excluding treasury shares, in the capital of the Company at the time that Resolution 12 is passed, after adjusting for (a) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 12 is passed, and (b) any subsequent bonus issue, consolidation or subdivision of ordinary shares.

Resolution 13 is to enable the Directors to issue any of the preference shares referred to in Articles 7A, 7B, 7C, 7D, 7E and/or 7F of the Articles of Association of the Company and/or make or grant offers, agreements or options that might or would require such preference shares to be issued at any time. The Directors will only issue such preference shares under this Resolution if they consider it appropriate and in the interest of the Company to do so.

BY ORDER OF THE BOARD

Chan Vivien
Secretary

Singapore, 5 April 2010

Notes:

(1) A member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) To be effective, the instrument appointing a proxy must be deposited at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time set for holding the Meeting.

Proxy form

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

IMPORTANT
1. The Annual Report 2009 is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited. FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

I/We ______________________________ (Name)

of ______________________________ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint

Name		**Proportion of shareholdings**	
NRIC/Passport No.		**No. of shares**	**%**
Address			

and/or *

Name		**Proportion of shareholdings**	
NRIC/Passport No.		**No. of shares**	**%**
Address			

* *Please delete as appropriate.*

or failing him/her, the **Chairman of the Meeting** as my/our proxy, to attend and vote for me/us on my/our behalf at the **Sixty-Eighth Annual General Meeting** of members of the Company, to be held at Pan Pacific Singapore, Pacific 2-3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Friday, 30 April 2010, at 3.00 pm, and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
Resolution 1	Financial Statements, Directors' Report & Auditors' Report		
Resolution 2	Final Dividend		
Resolution 3	Directors' Fees		
Resolution 4	Chairman's Fee		
Resolution 5	Auditors & their remuneration		
Resolution 6	Re-election (Mr Wong Meng Meng)		
Resolution 7	Re-election (Mr Yeo Liat Kok Philip)		
Resolution 8	Re-appointment (Dr Wee Cho Yaw)		
Resolution 9	Re-appointment (Professor Lim Pin)		
Resolution 10	Re-appointment (Mr Ngiam Tong Dow)		
Resolution 11	Re-appointment (Professor Cham Tao Soon)		
Resolution 12	Authority to issue ordinary shares		
Resolution 13	Authority to issue preference shares		

Dated this ________ day of ______________ 2010

Shares in:	**No. of shares**
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a Meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.
5. The instrument appointing a proxy or proxies must be deposited at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time appointed for the Meeting.
6. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
7. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.
8. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.
9. Agent banks acting on the request of CPF investors who wish to attend the Meeting as observers are required to submit in writing, a list with details of the investors' names, NRIC/Passport numbers, addresses and number of shares held. The list, signed by an authorised signatory of the agent bank, should reach the Company Secretary's office not later than 48 hours before the time appointed for holding the Meeting.

1st fold

2nd fold

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
UNITED OVERSEAS BANK LIMITED
80 Raffles Place #04-20 UOB Plaza 2
Singapore 048624

Fold and glue overleaf. Do not staple.

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Corporate information

Board of Directors
Wee Cho Yaw
(Chairman)
Wee Ee Cheong
(Deputy Chairman & Chief Executive Officer)
Ngiam Tong Dow
Cham Tao Soon
Wong Meng Meng
Yeo Liat Kok Philip
Lim Pin
Lien Jown Leam Michael
(Retired on 29 April 2009)
Thein Reggie

Executive Committee
Wee Cho Yaw
(Chairman)
Wee Ee Cheong
Ngiam Tong Dow
Cham Tao Soon
Yeo Liat Kok Philip

Audit Committee
Cham Tao Soon
(Chairman)
Yeo Liat Kok Philip
Thein Reggie

Nominating Committee
Wong Meng Meng
(Chairman)
Wee Cho Yaw
Ngiam Tong Dow
Cham Tao Soon
Lim Pin
Wee Ee Cheong
(Alternate to Wee Cho Yaw)

Remuneration Committee
Wee Cho Yaw
(Chairman)
Cham Tao Soon
Yeo Liat Kok Philip
Lim Pin

Secretary
Chan Vivien

Share Registrar
Boardroom Corporate & Advisory Services Pte Ltd
50 Raffles Place
Singapore Land Tower #32-01
Singapore 048623
Phone: (65) 6536 5355
Fax: (65) 6536 1360

Auditors
Ernst & Young LLP
One Raffles Quay
North Tower Level 18
Singapore 048583
Partner-in-charge: Wilson Woo
(Appointed on 29 April 2009)

Registered Office
80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration Number: 193500026Z
Phone: (65) 6533 9898
Fax: (65) 6534 2334
SWIFT: UOVBSGSG
Website: uobgroup.com

Investor Relations
28B Boat Quay
Singapore 049818
Fax: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com

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greymatter williams and phoa (asia)

uobgroup.com

United Overseas Bank Limited
Head Office
80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration No.: 193500026Z
Phone: (65) 6533 9898
Fax: (65) 6534 2334

CIRCULAR DATED 5 APRIL 2010

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("**UOB**"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made in this Circular.

UOB 大華銀行

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE;

(2) THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION OF THE COMPANY; AND

(3) THE PROPOSED AUTHORITY TO ISSUE NEW SHARES PURSUANT TO THE UOB SCRIP DIVIDEND SCHEME.

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	Wednesday, 28 April 2010 at 3.15 p.m.
Date and time of Extraordinary General Meeting	:	Friday, 30 April 2010 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Eighth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Pan Pacific Singapore Pacific 2–3, Level 1 7 Raffles Boulevard, Marina Square Singapore 039595

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CONTENTS

In this Circular, the following definitions apply throughout unless the context otherwise requires:

"Articles"	:	The Articles of Association of the Company.
"Banking Act"	:	Banking Act, Chapter 19 of Singapore.
"Books Closure Date"	:	With respect to a Qualifying Dividend, the date to be determined by the Directors on which the transfer books and register of members of the Company will be closed for the purpose of determining the entitlements of Shareholders to that Qualifying Dividend.
"CDP"	:	The Central Depository (Pte) Limited.
"2009 Circular"	:	The Company's Circular to Shareholders dated 8 April 2009.
"Companies Act"	:	Companies Act, Chapter 50 of Singapore.
"Directors"	:	The directors of UOB for the time being.
"Dividend"	:	A dividend (including any interim, final, special or other dividend) to be paid on the issued Shares as resolved or proposed by the Directors or the Company in general meeting.
"EGM"	:	The extraordinary general meeting of UOB, notice of which is given on pages 36 to 38 of this Circular.
"2009 EGM"	:	The extraordinary general meeting of the Company held on 29 April 2009.
"FY09 Final Dividend"	:	The proposed final one-tier tax-exempt dividend of 40 cents per Share for the year ended 31 December 2009.
"Group"	:	UOB and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 23 March 2010.
"Listing Manual"	:	The listing manual of the SGX-ST.
"Market Day"	:	A day on which the SGX-ST is open for trading of securities.
"MAS"	:	The Monetary Authority of Singapore.
"New Shares"	:	New Shares to be issued, credited as fully paid, pursuant to the UOB Scrip Dividend Scheme.
"NTA"	:	Net tangible assets.

"Overseas Shareholders"	:	With respect to a Qualifying Dividend, Shareholders with registered addresses outside Singapore and who have not provided the Company or CDP, as the case may be, not later than five Market Days (or such other cut-off date as the Directors may determine) prior to the Books Closure Date for that Qualifying Dividend with addresses in Singapore for service of notices and documents.
"Price Determination Period"	:	With respect to a Qualifying Dividend, the period to be determined by the Directors prior to the announcement of the application of the UOB Scrip Dividend Scheme to that Qualifying Dividend as the period by reference to which the issue price of a New Share with respect to that Qualifying Dividend is to be determined.
"Qualifying Dividend"	:	A Dividend to which the UOB Scrip Dividend Scheme applies, as determined by the Directors.
"Relevant Period"	:	The period commencing from the date on which the last annual general meeting of the Company was held and expiring on the date the next annual general meeting is held or is required by law to be held, whichever is the earlier.
"ROE"	:	Return on equity.
"Securities Account"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate enabling the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**UOB**" or the "**Company**"	:	United Overseas Bank Limited.
"UOB Scrip Dividend Scheme"	:	The UOB Scrip Dividend Scheme, the terms and conditions of which are set out in Appendix 2 to this Circular, as amended from time to time.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

UOB 大華銀行

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Registration No.: 193500026Z)

Board of Directors:

Wee Cho Yaw *(Chairman)*
Wee Ee Cheong *(Deputy Chairman & Chief Executive Officer)*
Ngiam Tong Dow
Prof Cham Tao Soon
Wong Meng Meng
Philip Yeo Liat Kok
Prof Lim Pin
Reggie Thein

Registered Office

80 Raffles Place
UOB Plaza
Singapore 048624

5 April 2010

To: The Shareholders of United Overseas Bank Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of UOB are convening the EGM to be held on 30 April 2010 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the Share Purchase Mandate;

(b) the proposed alteration to the Articles; and

(c) the proposed authority to issue New Shares pursuant to the UOB Scrip Dividend Scheme,

(collectively, the "**Proposals**").

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the Proposals.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statement or opinion made in this Circular.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background**. The Companies Act requires a company to obtain the approval of its shareholders to purchase or otherwise acquire its own shares. The Share Purchase Mandate was first approved by Shareholders on 29 April 2004 and was last renewed at the 2009 EGM (the "**2009 Share Purchase Mandate**"). The rationale for, and the authority and limitations on, the 2009 Share Purchase Mandate were set out in the 2009 Circular and the Ordinary Resolution set out in the Notice of the 2009 EGM.

The 2009 Share Purchase Mandate will expire on the date of the forthcoming Sixty-Eighth Annual General Meeting of the Company to be held on 30 April 2010. Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM immediately following the Sixty-Eighth Annual General Meeting of the Company convened to be held on the same date and at the same place.

2.2 **Rationale for the Proposed Renewal of the Share Purchase Mandate.** The proposed renewal of the Share Purchase Mandate would give UOB the flexibility to undertake the purchase or acquisition of its issued Shares as and when appropriate to:

(a) manage the capital structure of UOB, with a view to achieving an efficient capital mix;

(b) manage surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to Shareholders in an expedient and cost-efficient manner;

(c) improve ROE, which is one of the key objectives of UOB; and

(d) manage and minimise the dilution impact (if any) associated with any staff incentive scheme as may be implemented by UOB from time to time.

The Share Purchase Mandate will be exercised by the Directors in circumstances where it is considered to be in the best interests of UOB, after taking into account factors such as the amount of surplus cash available and working capital requirements of UOB, the prevailing market conditions, liquidity and orderly trading of the Shares.

2.3 **Authority and Limits on the Share Purchase Mandate.** The authority and limits on the Share Purchase Mandate are summarised below.

2.3.1 ***Maximum Number of Shares***

The total number of Shares that may be purchased or acquired by UOB pursuant to the Share Purchase Mandate is limited to that number of Shares representing five per cent. of the total number of issued Shares of UOB as at the date of the EGM at which this renewal of the Share Purchase Mandate is approved (the "**Approval Date**") unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Companies Act, at any time during the Relevant Period, in which event the issued Shares shall be taken to be the total number of the issued Shares as altered by such capital reduction. Only Shares which are issued and fully paid-up may be purchased or acquired by UOB. The Shares which are held as treasury shares will be disregarded for the purposes of computing the five per cent. limit.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the five per cent. limit, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out up to the full five per cent. as authorised, or at all.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the Approval Date up to:

(a) the date on which the next Annual General Meeting of UOB is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 ***Manner of Purchase or Acquisition of Shares***

Purchases or acquisitions of Shares may be made by:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed dealers appointed by UOB for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The purchases or acquisitions may be subject to such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as the Directors may consider fit in connection with or in relation to any equal access scheme or schemes.

Off-Market Purchases must satisfy all the following conditions:

(i) offers for the purchase or the acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If UOB wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rule 883(2), (3), (4) and (5) of the Listing Manual.

2.3.4 ***Maximum Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105 per cent. of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110 per cent. of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of the Share over the five consecutive Market Days on which the Shares were transacted on the SGX-ST immediately preceding the date of the Market Purchase by UOB or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which UOB announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Source of Funds**. The Companies Act permits UOB to purchase or acquire its own Shares out of capital, as well as from its distributable profits.

UOB intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital of UOB and the Group would be materially adversely affected.

2.5 **Reporting Requirements**. Pursuant to Rule 886 of the Listing Manual, UOB will notify the SGX-ST of any purchase or acquisition of Shares under the proposed Share Purchase Mandate as follows:

(a) in the case of a Market Purchase, by 9.00 a.m. on the Market Day following the day on which it purchased the Shares; and

(b) in the case of an Off-Market Purchase, by 9.00 a.m. on the second Market Day after the close of acceptances of the offer.

Such announcement (which must be in the form of Appendix 8.3.1 of the Listing Manual) must include, *inter alia,* details of the maximum number of Shares authorised for purchase, the date of the purchase, the total number of Shares purchased, the number of Shares cancelled, the number of Shares held as treasury shares, the purchase price per Share or the highest and lowest prices paid for such Shares (as applicable), the total consideration (including stamp duties, brokerage and clearing charges) paid or payable for the Shares, the number of Shares purchased as at the date of announcement (on a cumulative basis), the number of issued Shares excluding treasury shares and the number of treasury shares held after the purchase.

2.6 **Status of Purchased Shares**. Under the Companies Act, Shares purchased or acquired by UOB shall be deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on cancellation) unless such Shares are held by UOB as treasury shares. Accordingly, the total number of issued Shares will be diminished by the number of Shares purchased or acquired by UOB, which are cancelled and are not held as treasury shares.

2.7 **Treasury Shares**. UOB reserves the right to hold all or part of the purchased or acquired Shares as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below.

2.7.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10 per cent. of the total number of issued Shares.

2.7.2 ***Voting and Other Rights***

UOB cannot exercise any right in respect of treasury shares, including any right to attend or vote at meetings.

In addition, no dividend may be paid, and no other distribution of UOB's assets may be made, to UOB in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed and such bonus shares shall be treated for the purposes of the Companies Act as if they were purchased by UOB at the time they were allotted. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.7.3 ***Disposal and Cancellation***

Where Shares purchased or acquired by UOB are held as treasury shares, UOB may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

2.8 **Financial Effects.** The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time. The financial effects on the Group for the financial year ended 31 December 2009 are based on the assumptions set out below.

2.8.1 ***Purchase or Acquisition out of Capital or Profits***

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by UOB will not be reduced.

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of profits, such consideration will correspondingly reduce the amount available for the distribution of dividends by UOB.

2.8.2 ***Number of Shares Acquired or Purchased***

The maximum number of Shares which can be purchased by UOB will depend on the number of issued Shares, excluding treasury shares, of UOB as at Approval Date. As at the Latest Practicable Date, the issued share capital of UOB comprised 1,506,018,696 Shares, excluding treasury shares. No Shares were reserved for issue by UOB as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,506,018,696 Shares in issue, excluding treasury shares, as at the Latest Practicable Date, not more than 75,300,934 Shares (representing five per cent. of the Shares in issue, excluding treasury shares, as at that date) may be purchased or acquired by UOB pursuant to the proposed Share Purchase Mandate.

2.8.3 ***Maximum Price Paid for Shares Acquired or Purchased***

Assuming that UOB purchases or acquires the maximum number of Shares at the Maximum Price, the amount of funds required is approximately:

(a) in the case of Market Purchases of Shares, S$1,510,536,736 based on S$20.06 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date); and

(b) in the case of Off-Market Purchases of Shares, S$1,582,072,623 based on S$21.01 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date).

2.8.4 ***Illustrative Financial Effects***

For illustrative purposes only, on the basis of the assumptions set out in paragraphs 2.8.2 and 2.8.3 above, as well as the following:

(a) the Share Purchase Mandate had been effective on 1 January 2009 and UOB had purchased 75,300,934 Shares (representing five per cent. of the total Shares in issue as at the Latest Practicable Date, excluding the Shares held in treasury) on 1 January 2009;

(b) no Shares were purchased by UOB after the Latest Practicable Date; and

(c) the purchase consideration was funded by UOB from excess funds deployed in the inter-bank market with an effective pre-tax yield of 0.44 per cent., being the inter-bank one-month offer rate as at 23 March 2010, and at the tax rate of 17 per cent.,

the financial effects on the audited financial accounts of the Group for the financial year ended 31 December 2009 are set out below:

Market Purchases

As at 31 December 2009	**Before Share Purchases**	**After Share Purchases[1]**
Total Shareholders' equity (S$'000)	18,986,133	17,470,080
Number of issued Shares ('000)	1,506,019	1,430,718
Weighted average number of issued Shares ('000)	1,505,729	1,430,428
Net profit attributable to Shareholders (S$'000)	1,901,679	1,896,163
Financial Ratios		
NTA per Share (S$)[2]	8.36	7.74
Earnings per Share – Basic (S$)[3]	1.19	1.25
ROE (%)[3]	11.9	13.2
Total Capital Adequacy Ratio (%)	19.0	17.6

Notes:

(1) The disclosed financial effects remain the same irrespective of whether the purchase of Shares are:
(a) effected out of capital or profits; and
(b) held in treasury or cancelled.

(2) Preference shares were excluded from the computation.

(3) Calculated based on profit attributable to Shareholders net of preference share dividends for the financial year.

Off-Market Purchases

As at 31 December 2009	**Before Share Purchases**	**After Share Purchases**[1]
Total Shareholders' equity (S$'000)	18,986,133	17,398,282
Number of issued Shares ('000)	1,506,019	1,430,718
Weighted average number of issued Shares ('000)	1,505,729	1,430,428
Net profit attributable to Shareholders (S$'000)	1,901,679	1,895,901
Financial Ratios		
NTA per Share (S$)[2]	8.36	7.69
Earnings per Share – Basic (S$)[3]	1.19	1.25
ROE (%)[3]	11.9	13.3
Total Capital Adequacy Ratio (%)	19.0	17.5

Notes:

(1) The disclosed financial effects remain the same irrespective of whether the purchase of Shares are:
(a) effected out of capital or profits; and
(b) held in treasury or cancelled.

(2) Preference shares were excluded from the computation.

(3) Calculated based on profit attributable to Shareholders net of preference share dividends for the financial year.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise UOB to purchase or acquire up to five per cent. of the issued Shares (excluding the Shares held in treasury), UOB may not necessarily purchase or acquire or be able to purchase or acquire any or all of the five per cent. of the issued Shares (excluding the Shares held in treasury). In addition, UOB may cancel all or part of the Shares repurchased and/or hold all or part of the Shares repurchased as treasury shares.

UOB will take into account both financial and non-financial factors (for example, stock market conditions and the performance of the Shares) in assessing the relative impact of a purchase or acquisition of Shares before execution.

2.9 **Details of Share Buy Backs in the last 12 months.** As at the Latest Practicable Date, UOB had not purchased or acquired any Shares in the preceding 12 months.

2.10 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least ten per cent. of the total number of issued shares (excluding preference shares, convertible equity securities and treasury shares) in a class that is listed, must be held by public shareholders. The "public", as defined in the Listing Manual, are persons other than the directors, chief executive officer, substantial shareholders or controlling shareholders of a listed company and its subsidiaries, as well as associates (as defined in the Listing Manual) of such persons. As at the Latest Practicable Date, approximately 76 per cent. of the issued Shares (excluding the Shares held in treasury) are held by public shareholders. Assuming UOB had purchased or acquired Shares from the public up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date and these Shares had been held as treasury shares, the percentage of issued Shares held by public shareholders would be reduced to approximately 75 per cent. of the issued Shares (excluding the Shares held in treasury).

Accordingly, UOB is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit UOB to undertake purchases or acquisitions of its Shares through Market Purchases up to the full five per cent. limit pursuant to the Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST.

2.11 **Shareholding Limits**. Under the Banking Act:

(a) no person shall enter into any agreement or arrangement, whether oral or in writing and whether express or implied, to act together with any person with respect to the acquisition, holding or disposal of, or the exercise of rights in relation to, their interests in voting shares of an aggregate of five per cent. or more of the total votes attached to all voting shares in a designated financial institution, without first obtaining the approval of the Minister designated for the purposes of the Banking Act (the "**Minister**") (the "**5% Limit**"); and

(b) no person shall be a 12% controller (as defined below) or a 20% controller (as defined below) of a designated financial institution without first obtaining the approval of the Minister.

For the purposes of the Banking Act:

"**designated financial institution**" means (i) a bank incorporated in Singapore; or (ii) a financial holding company;

"**total number of issued shares**", in relation to a company, does not include treasury shares;

"**12% controller**" means a person, not being a 20% controller, who alone or together with his associates, (i) holds not less than 12% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 12% in the designated financial institution; and

"**20% controller**" means a person who, alone or together with his associates, (i) holds not less than 20% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 20% in the designated financial institution.

For purposes of the Banking Act, the percentage of the total number of issued Shares held by a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) and the percentage voting rights of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued Shares immediately following any purchase or acquisition of Shares will increase should UOB hold in treasury or cancel the Shares purchased or acquired by UOB.

UOB wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Shares by UOB pursuant to the Share Purchase Mandate, if the proposed renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY UOB MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON TO REACH OR EXCEED THE 5% LIMIT OR CAUSE ANY PERSON TO BECOME A 12% CONTROLLER OR A 20% CONTROLLER.

Shareholders whose shareholdings are close to the limits set out in the Banking Act **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the number of Shares which they may hold in excess of any of such limits, as a consequence of a purchase or acquisition of Shares by UOB. Shareholders who are in doubt as to the action that they should take should consult their professional advisers at the earliest opportunity.

2.12 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-back Guidance Note. The take-over implications arising from any purchase or acquisition by UOB of its Shares are set out below.

2.12.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by UOB of its Shares, a Shareholder's proportionate interest in the voting capital of UOB increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert acquires or consolidates effective control of UOB, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for UOB under Rule 14 of the Take-over Code.

2.12.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

(c) a company with any of its pension funds and employee share schemes;

(d) a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account which such person manages;

(e) a financial or other professional adviser, including a stockbroker, with its client in respect of the shareholdings of the adviser and the persons controlling, controlled by or under the same control as the adviser and all the funds which the adviser manages on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10 per cent. or more of the client's equity share capital;

(f) directors of a company, together with their close relatives, related trusts and companies controlled by any of them, which is subject to an offer or where they have reason to believe a bona fide offer for their company may be imminent;

(g) partners; and

(h) an individual, his close relatives, his related trusts, and any person who is accustomed to act in accordance with his instructions, companies controlled by any of the above persons, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights.

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by UOB are set out in Appendix 2 to the Take-over Code.

2.12.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or in the event that such Directors and their concert parties hold not less than 30 per cent. and not more than 50 per cent. of UOB's voting rights, if the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months. In calculating the percentage of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 to the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent. or more, or, if such Shareholder holds not less than 30 per cent. and not more than 50 per cent. of UOB's voting rights, the voting rights of such

Shareholder would increase by more than one per cent. in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by UOB should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3. THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION

3.1 **Proposed Alteration to Articles to facilitate UOB Scrip Dividend Scheme**. The Company proposes to have a UOB Scrip Dividend Scheme, details of which are set out in paragraph 4 below. To facilitate the implementation of the UOB Scrip Dividend Scheme by the Directors, a new Article 135A is proposed to be inserted in the Articles to, *inter alia*, enable Shareholders to elect to receive New Shares credited as fully paid in lieu of the cash amount of a Qualifying Dividend, in accordance with the UOB Scrip Dividend Scheme.

3.2 **Appendix 1**. The text of new Article 135A is set out in Appendix 1 of this Circular. The proposed alteration to the Articles is subject to Shareholders' approval.

4. THE PROPOSED AUTHORITY TO ISSUE NEW SHARES PURSUANT TO THE UOB SCRIP DIVIDEND SCHEME

4.1 **Rationale and Purpose**. The UOB Scrip Dividend Scheme will provide Shareholders with the option to elect to receive a Qualifying Dividend in the form of New Shares in lieu of cash.

The UOB Scrip Dividend Scheme will enable Shareholders to acquire additional Shares without having to incur transaction or other related costs. The Company will also benefit from the participation by Shareholders in the UOB Scrip Dividend Scheme as, to the extent that Shareholders elect to receive a Qualifying Dividend in the form of New Shares, the Company's share capital base will be enlarged and the cash retained for the Group's general corporate purposes.

The terms and conditions of the UOB Scrip Dividend Scheme are set out in Appendix 2 of this Circular and a summary description and explanation is provided in paragraphs 4.2 to 4.13 below.

4.2 **Implementation of UOB Scrip Dividend Scheme**. On 19 February 2009, the SGX-ST announced that scrip dividend schemes are no longer required, until 31 December 2010, to be approved by shareholders so long as they are provided with an option to elect for their distributions to be paid in cash.

Under the UOB Scrip Dividend Scheme, Shareholders will receive their entitlements to any Qualifying Dividend in cash if they do not elect to receive their entitlements to a Qualifying Dividend in the form of New Shares. Accordingly, Shareholders' approval will not be sought for the implementation of the UOB Scrip Dividend Scheme but rather for the authority to be given to the Directors to issue New Shares to Shareholders who have elected to receive their entitlements to a Qualifying Dividend in the form of New Shares.

4.3 **Election to Receive Qualifying Dividends in the Form of New Shares in lieu of Cash**. Under the UOB Scrip Dividend Scheme, whenever a Dividend has been announced and the Directors have determined that in respect of their entitlement to the Dividend Shareholders may elect to receive New Shares credited as fully paid, each Shareholder has the following two choices in respect of the Dividend:

(a) to receive a cash Dividend on all, and not part only, of his existing Shares held; or

(b) elect to receive an allotment of New Shares in lieu of all, and not part only, of the cash amount of the Dividend entitlement credited as fully paid.

An announcement will be made by the Company as soon as practicable following the determination by the Directors that the UOB Scrip Dividend Scheme is to apply to a particular Dividend, and in any event, by no later than the Market Day immediately following the Books Closure Date for that Dividend.

A Shareholder will, at the absolute discretion of the Company, receive one or more notices of election ("**Notices of Election**") in relation to all of his holding of Shares. A Shareholder may elect to receive New Shares in respect of all, and not part only, of his entitlement to the Qualifying Dividend to which each Notice of Election relates. A Shareholder may also make a permanent election to receive New Shares in respect of his entitlement to all future Qualifying Dividends to which each Notice of Election relates. Where a permanent election has been made, the participating Shareholder may, by giving the appropriate notice, cancel his participation and withdraw from the UOB Scrip Dividend Scheme at any time. The cancellation of a permanent election by a Shareholder would not preclude him from making a fresh permanent election, should he wish to do so, at a later date.

A Shareholder receiving two or more Notices of Election may elect to receive New Shares in respect of his entitlement to which one Notice of Election relates and decline to receive New Shares in respect of his entitlement to which any other Notice of Election relates. A Shareholder receiving two or more Notices of Election and wishing to receive New Shares in respect of all of his entitlement to the Qualifying Dividend in respect of all his holding of Shares must complete all the Notices of Election received by him and return the completed Notices of Election to the Company and/or CDP, as the case may be. A Shareholder who is a Depository Agent or nominee company of a bank, merchant bank, stockbroker or other financial institution, holding Shares as custodian, may be allowed at the absolute discretion of the Directors, to make an election to participate in the UOB Scrip Dividend Scheme in respect of part only of the Shares to which each Notice of Election received by it relates.

For the purpose of calculating the number of New Shares to be allotted to Shareholders, the issue price of a New Share shall not be set by the Directors at more than 10% discount to, nor shall it exceed the average of the last dealt prices of the Share on the SGX-ST for each of the Market Days during the Price Determination Period. In the event that there is no trading in the Shares during the Price Determination Period, the issue price of a New Share shall not exceed the average of the last dealt prices of the Share on the SGX-ST for each of the Market Days during a period to be determined by the Directors.

Consequently (where the UOB Scrip Dividend Scheme applies to a particular Dividend), it will not be possible until after the close of business on the last day of the relevant Price Determination Period to determine the exact number of New Shares to which Shareholders electing to receive New Shares will be entitled. An announcement will be made setting out the issue price of a New Share to be used in the calculation of entitlements of Shareholders to the New Shares in respect of such Dividend.

The New Shares to be issued pursuant to the UOB Scrip Dividend Scheme will rank *pari passu* in all respects with the existing Shares then in issue save only as regards to participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the UOB Scrip Dividend Scheme) or any other distributions, bonuses or rights paid, made, declared or announced prior to, or contemporaneous with the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors or the Company in General Meeting shall otherwise specify.

Fractional entitlements to the New Shares will be rounded down to the nearest whole number or otherwise dealt with in such manner as the Directors may deem fit in the interests of the Company and as may be acceptable to the SGX-ST.

Shareholders will receive the Qualifying Dividend in cash if they do not explicitly elect to participate in the UOB Scrip Dividend Scheme according to its provisions. Shareholders need not take any action if they wish to receive their entitlement to the Qualifying Dividend in cash.

4.4 **Availability of the UOB Scrip Dividend Scheme.** Notwithstanding any provisions of the UOB Scrip Dividend Scheme, if at any time after the Directors have determined that the UOB Scrip Dividend Scheme shall apply to any Dividend and before the allotment and issue of New Shares in respect of such Dividend, the Directors shall consider that by reason of any event or circumstance (whether arising before or after such determination) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement the UOB Scrip Dividend Scheme in respect of such Dividend, the Directors may, in their absolute discretion and as they deem fit in the interest of the Company, cancel the application of the UOB Scrip Dividend Scheme to such Dividend. In such event, the Dividend shall be paid in cash to Shareholders in the usual way.

4.5 **Eligibility.** All Shareholders are eligible to participate in the UOB Scrip Dividend Scheme, subject to the restrictions on Overseas Shareholders, more particularly described in paragraph 4.8 below, and further subject to the requirement that such participation by the Shareholder will not result in a breach of any other restriction on such Shareholder's holding of Shares which may be imposed by any statute, law or regulation in force in Singapore or any other relevant jurisdiction, as the case may be, or the Memorandum of Association of the Company or the Articles.

4.6 **Shareholding Limits.** Please refer to paragraph 2.11 above for details on shareholding limits imposed under the Banking Act.

Accordingly, in light of the shareholding limits under the Banking Act, Shareholders may not participate in the UOB Scrip Dividend Scheme in relation to any Qualifying Dividend where such participation may result in such Shareholder, whether alone or together with his associates (as defined in the Banking Act), holding or controlling Shares in excess of any of the prescribed limits without first obtaining the requisite approvals under the Banking Act.

The Directors reserve the right not to allot any Shares under the UOB Scrip Dividend Scheme to any person if, in their opinion, such allotment will result in any of the prescribed limits being exceeded, and that person who would otherwise be entitled to receive Shares will instead be paid his total entitlement to the Qualifying Dividend in cash in the usual way.

4.7 **Take-over Implications.** The attention of Shareholders is drawn to Rule 14 of the Take-over Code. In particular, a Shareholder should note that he may be under an obligation to extend a take-over offer for the Company, if:

(a) he acquires, by participating in the UOB Scrip Dividend Scheme in relation to any dividend, whether at one time or different times, Shares which (taken together with Shares held or acquired by him or persons acting in concert with him) carry 30% or more of the voting rights of the Company; or

(b) he, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the voting rights of the Company and he, or any person acting in concert with him, acquires in any period of six months additional Shares carrying more than 1% of the voting rights of the Company by participating in the UOB Scrip Dividend Scheme in relation to any dividend.

Please refer to paragraph 2.12 for further details.

4.8 **Shareholders Resident Outside Singapore.** For practical reasons and to avoid any violation of securities laws applicable in countries outside Singapore where Shareholders may have their registered addresses, the UOB Scrip Dividend Scheme may, at the absolute discretion of the Directors, not be offered to Overseas Shareholders. No Overseas Shareholder shall have any claims whatsoever against the Company as a result of the UOB Scrip Dividend Scheme not applying to such Overseas Shareholder. Overseas Shareholders who wish to be eligible to participate in the UOB Scrip Dividend Scheme should provide an address in Singapore for the service of notices and documents by notifying the Company, c/o the Company's Registrar, Boardroom Corporate & Advisory Services Pte Ltd, 50 Raffles Place, Singapore Land Tower #32-01, Singapore 048623 (or such other address as may be announced by the Company from time to time), or, if the Overseas Shareholder is a Depositor, CDP, at 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807 (or such other address as may be announced by the Company from time to time) no later than five Market Days prior to the Books Closure Date. Shareholders should note that all correspondence and notices will be sent to their last registered addresses with the Company or, as the case may be, CDP.

4.9 **Listing on the SGX-ST.** Approval in-principle has been granted by the SGX-ST for the listing of and quotation for the New Shares to be issued pursuant to the UOB Scrip Dividend Scheme. Such approval is not to be taken as an indication of the merits of the UOB Scrip Dividend Scheme, the New Shares or the Company.

It is expected that share certificates will be posted at the risk of those entitled or, as the case may be, the New Shares will be credited to the relevant securities accounts of Depositors, on or about the payment date for the Qualifying Dividend, which shall be a date not less than 30 Market Days but not more than 35 Market Days after the Books Closure Date for that Qualifying Dividend.

4.10 **Taxation.** The Company takes no responsibility for the taxation liabilities of Shareholders or Depositors who choose to participate in the UOB Scrip Dividend Scheme or the tax consequences of any election made by Shareholders or Depositors. As individual circumstances and laws may vary considerably, specific taxation advice should be obtained by Shareholders and Depositors if required. The Company accepts no responsibility for the correctness or accuracy of any information as to tax liability contained in the UOB Scrip Dividend Scheme Statement set out in Appendix 2 of this Circular.

Without prejudice to the foregoing paragraph, as a general indication, however, it is understood that as the date hereof, under the income tax legislation in Singapore, the tax liability of a Shareholder will not alter, nor is there any advantage to be gained, by reason of having elected to participate in the UOB Scrip Dividend Scheme.

4.11 **Odd Lots.** A Shareholder who elects to receive New Shares in lieu of the cash amount of the Qualifying Dividend may receive such New Shares in odd lots.

4.12 **Modification and Termination.** The UOB Scrip Dividend Scheme may be modified or terminated at any time by the Directors as they deem fit on giving notice in writing to all Shareholders.

In the case of a modification, the UOB Scrip Dividend Scheme will continue as modified in relation to each Shareholder who has made a permanent election under the UOB Scrip Dividend Scheme unless and until the Company, or as the case may be, CDP (where the Shareholder is a Depositor) receives a notice of cancellation in respect of a Notice of Election submitted by the Shareholder.

4.13 **General.** It should be noted that all Shareholders, including Directors and substantial shareholders of the Company who hold Shares are entitled to participate in the UOB Scrip Dividend Scheme in respect of any Qualifying Dividend, subject to the restrictions referred to in paragraph 4.5 above.

In connection with the proposed issue of New Shares in lieu of a cash Dividend, the Directors consider it appropriate to obtain the approval of Shareholders to the allotment and issue of such number of New Shares as may be required to be issued pursuant to the election by Shareholders under the UOB Scrip Dividend Scheme.

5. APPLICATION OF THE UOB SCRIP DIVIDEND SCHEME TO THE FY09 FINAL DIVIDEND

On 5 April 2010, the Company announced (the "**Scrip Dividend Scheme Announcement**") that it was proposing a UOB Scrip Dividend Scheme and apply it to the proposed FY09 Final Dividend to give Shareholders the option to receive the FY09 Final Dividend in the form of New Shares, subject to Shareholders approving:

(a) the alteration to the Articles to authorise the Directors to determine the terms of the UOB Scrip Dividend Scheme and apply the UOB Scrip Dividend Scheme to any dividend;

(b) the authority to issue New Shares pursuant to the UOB Scrip Dividend Scheme; and

(c) the FY09 Final Dividend.

Details of the application of the UOB Scrip Dividend Scheme to the FY09 Final Dividend are set out in the Scrip Dividend Scheme Announcement, a copy of which is available at www.sgx.com.

6. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

6.1 **Directors.** As at the Latest Practicable Date, the interests of the Directors in the Shares and Class E Preference Shares (as defined below) as recorded in the Register of Directors' shareholdings are as follows:

	Ordinary Shares			
Director	**Shares registered in the name of Directors**	**%(1)**	**Shares in which Directors are deemed to have an interest**	**%(1)**
Wee Cho Yaw	16,390,248	1.09	248,208,142	16.48
Wee Ee Cheong	2,865,357	0.19	147,064,793	9.77
Ngiam Tong Dow	—	—	13,600	—
Prof Cham Tao Soon	—	—	9,775	—
Wong Meng Meng	—	—	—	—
Philip Yeo Liat Kok	—	—	—	—
Prof Lim Pin	—	—	—	—
Reggie Thein	—	—	—	—

Note:

(1) Based on 1,506,018,696 issued Shares in the capital of UOB, excluding treasury shares, as at the Latest Practicable Date.

Class E non-cumulative non-convertible preference shares (Class E Preference Shares)

Director	**Class E Preference Shares registered in the name of Directors**	**%(1)**	**Class E Preference Shares in which Directors are deemed to have an interest**	**%(1)**
Wee Cho Yaw	—	—	167,700	1.27
Wee Ee Cheong	20,000	0.15	167,700	1.27
Ngiam Tong Dow	2,000	0.02	2,000	0.02
Prof Cham Tao Soon	—	—	1,000	0.01
Wong Meng Meng	—	—	—	—
Phillip Yeo Liat Kok	—	—	1,000	0.01
Prof Lim Pin	2,500	0.02	—	—
Reggie Thein	1,000	0.01	—	—

Note:

(1) Based on 13,200,000 issued Class E Preference Shares as at the Latest Practicable Date.

6.2 **Substantial Shareholders**. As at the Latest Practicable Date, the interests of the substantial shareholders of UOB as recorded in the Register of Substantial Shareholders are as follows:

	Ordinary Shares					
	Shareholdings registered in the name of Substantial Shareholders		Other shareholdings in which Substantial Shareholders are deemed to have an interest		Total Interest	
Substantial Shareholder	**No. of Shares**	**%(1)**	**No. of Shares**	**%(1)**	**No. of Shares**	**%(1)**
Estate of Lien Ying Chow, deceased	316,516	0.02	81,331,554(2)	5.40	81,648,070	5.42
Lien Ying Chow Private Limited	—	—	81,231,771(2)	5.39	81,231,771	5.39
Wah Hin and Company Private Limited	81,221,771	5.39	10,000(3)	—	81,231,771	5.39
Sandstone Capital Pte Ltd	10,000	—	81,221,771(4)	5.39	81,231,771	5.39
Wee Cho Yaw	16,390,248	1.09	245,459,557(5)	16.30	261,849,805	17.39
Wee Ee Cheong	2,865,357	0.19	147,030,553(5)	9.76	149,895,910	9.95
Wee Ee Chao	141,164	0.01	116,802,696(5)	7.76	116,943,860	7.77
Wee Ee Lim	1,606,834	0.11	147,033,758(5)	9.76	148,640,592	9.87
Wee Investments Private Ltd	112,809,021	7.49	171,021	0.01	112,980,042	7.50

Notes:

(1) Based on 1,506,018,696 issued Shares in the capital of UOB, excluding treasury shares, as at the Latest Practicable Date.

(2) Estate of Lien Ying Chow, deceased and Lien Ying Chow Private Limited are each deemed to have an interest in the 81,231,771 UOB shares in which Wah Hin and Company Private Limited has an interest.

(3) Wah Hin and Company Private Limited is deemed to have an interest in the 10,000 UOB shares held by Sandstone Capital Pte Ltd.

(4) Sandstone Capital Pte Ltd is deemed to have an interest in the 81,221,771 UOB shares held by Wah Hin and Company Private Limited.

(5) Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

7. DIRECTORS' RECOMMENDATIONS

7.1 **The Proposed Renewal of the Share Purchase Mandate**. The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of UOB. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

7.2 **The Proposed Alteration to the Articles of Association**. The Directors are of the opinion that the proposed alteration to the Articles to enable the implementation of the UOB Scrip Dividend Scheme is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Special Resolution relating to the proposed alteration to the Articles to be proposed at the EGM.

7.3 **The Proposed Authority to issue New Shares pursuant to the UOB Scrip Dividend Scheme**. The Directors are of the opinion that the proposed authority to be given to Directors to issue New Shares pursuant to the UOB Scrip Dividend Scheme is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 3, being the Ordinary Resolution relating to the proposed authority to be given to Directors to issue New Shares pursuant to the UOB Scrip Dividend Scheme to be proposed at the EGM.

In addition, it should be highlighted that the passing of Resolution 3 is contingent upon the approval of Resolution 2, being the Special Resolution relating to the proposed amendment to the Articles. If Resolution 2 is not approved, Resolution 3, being the Ordinary Resolution relating to the proposed authority to issue New Shares pursuant to the UOB Scrip Dividend Scheme, cannot be carried out by UOB.

8. EXTRAORDINARY GENERAL MEETING

8.1 **EGM**. The EGM, notice of which is set out on pages 36 to 38, will be held at Pan Pacific Singapore, Pacific 2–3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Friday, 30 April 2010 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Eighth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary Resolutions and the Special Resolution set out in the Notice of EGM.

8.2 **Depositor**. If you are a Depositor, you shall not be entitled to attend and vote at the EGM unless you are shown to have Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

9. ACTION TO BE TAKEN BY SHAREHOLDERS

Appointment of Proxies. There is enclosed with this Circular a notice of EGM and a Proxy Form. If any Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such Shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the Company's office at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624, (Attention: The Company Secretary) not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the Shareholder from attending and voting in person at the EGM in place of his proxy.

10. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm that they have taken reasonable care to ensure that the facts stated and the opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB;

(b) the annual report of UOB for the financial year ended 31 December 2009; and

(c) the 2009 Circular.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman

APPENDIX 1

THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION

The alteration which is proposed to be made to the Articles is set out below.

New Article 135A

By inserting new Article 135A immediately following Article 135 as follows:

"135A. (1) Whenever the Directors or the Company in General Meeting have resolved or proposed that a dividend (including an interim, final, special or other dividend) be paid or declared on the ordinary share capital of the Company, the Directors may further resolve that members entitled to such dividend be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Directors;

(ii) the Directors shall determine the manner in which members shall be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of any dividend in respect of which the Directors shall have passed such a resolution as aforesaid, and the Directors may make such arrangements as to the giving of notice to members, providing for forms of election for completion by members (whether in respect of a particular dividend or dividends or generally), determining the procedure for making such elections or revoking the same and the place at which and the latest date and time by which any forms of election or other documents by which elections are made or revoked must be lodged, and otherwise make all such arrangements and do all such things, as the Directors consider necessary or expedient in connection with the provisions of this Article 135A;

(iii) the right of election may be exercised in respect of the whole of that portion of the dividend in respect of which the right of election has been accorded provided that the Directors may determine, either generally or in any specific case, that such right shall be exercisable in respect of the whole or any part of that portion; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on ordinary shares in respect whereof the share election has been duly exercised (the "**elected ordinary shares**") and in lieu and in satisfaction thereof ordinary shares shall be allotted and credited as fully paid to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid and for such purpose (notwithstanding the provisions of Article 139), the Directors shall (a) capitalise and apply the amount standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise for distribution as the Directors may determine, such sum as may be required to pay up in full the appropriate number of ordinary shares for allotment and distribution to and among the holders of the elected ordinary shares on such basis, or (b) apply the sum which would otherwise have been payable in cash to the holders of the elected ordinary shares towards payment of the appropriate number of ordinary shares for allotment and distribution to and among the holders of the elected ordinary shares on such basis.

(2) (i) The ordinary shares allotted pursuant to the provisions of paragraph (1) of this Article 135A shall rank *pari passu* in all respects with the ordinary shares then in issue save only as regards participation in the dividend which is the subject of the election referred to above (including the right to make the election referred to above) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the dividend which is the subject of the election referred to above, unless the Directors shall otherwise specify.

(ii) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article 135A, with full power to make such provisions as they think fit in the case of fractional entitlements to shares (including, notwithstanding any provision to the contrary in these Articles, provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than the members).

(3) The Directors may, on any occasion when they resolve as provided in paragraph (1) of this Article 135A, determine that rights of election under that paragraph shall not be made available to the persons who are registered as holders of ordinary shares in the Register of Members or (as the case may be) in the Depository Register, or in respect of ordinary shares the transfer of which is registered, after such date as the Directors may fix subject to such exceptions as the Directors think fit, and in such event the provisions of this Article 135A shall be read and construed subject to such determination.

(4) The Directors may, on any occasion when they resolve as provided in paragraph (1) of this Article 135A, further determine that:

(a) no allotment of shares or rights of election for shares under that paragraph shall be made available or made to members whose registered addresses entered in the Register of Members or (as the case may be) the Depository Register is outside Singapore or to such other members or class of members as the Directors may in their sole discretion decide and in such event the only entitlements of the members aforesaid shall be to receive in cash the relevant dividend resolved or proposed to be paid or declared; and

(b) no allotment of shares or rights of election for shares under that paragraph shall be made available or made to any person, or any person and its associates (as defined in the Banking Act), if such allotment or rights of election would, in the opinion of the Directors, cause any such person, or such person and its associates, to hold or control voting shares in excess of any of the limits which are prescribed in the Banking Act, without the approval of the Minister for Finance.

(5) Notwithstanding the foregoing provisions of this Article 135A, if at any time after the Directors' resolution to apply the provisions of paragraph (1) of this Article 135A in relation to any dividend but prior to the allotment of ordinary shares pursuant thereto, the Directors shall consider that by reason of any event or circumstances (whether arising before or after such resolution) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement the application of paragraph (1) of this Article 135A to any dividend, the Directors may at their absolute discretion and as they deem fit in the interest of the Company, cancel the application of paragraph (1) of this Article 135A."

APPENDIX 2

THE PROPOSED UOB SCRIP DIVIDEND SCHEME STATEMENT

Scrip Dividend Scheme Statement

This Statement contains the terms and conditions of the United Overseas Bank Limited Scrip Dividend Scheme ("**Scrip Dividend Scheme**") under which persons registered in the Register of Members of United Overseas Bank Limited ("**Bank**") or, as the case may be, the Depository Register (as defined below) as the holders of fully paid ordinary shares in the Bank ("**Members**") may elect to receive fully paid ordinary shares in the capital of the Bank ("**Shares**") in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) which is declared on the Shares held by them.

Summary of Main Features

The Scrip Dividend Scheme provides Members with the option to elect to receive Shares in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) ("**Dividend**") declared on their holding of Shares.

Under present law in Singapore, there is no brokerage, stamp duty or other transaction costs payable on Shares allotted under the Scrip Dividend Scheme.

All Members are eligible to participate in the Scrip Dividend Scheme subject to the Prescribed Limits (as defined below) and the restrictions on Overseas Members (as defined below), more particularly described below and except for such other Members or class of Members as the Directors of the Bank ("**Directors**") may in their absolute discretion decide.

Members may elect to participate in respect of all, and not part only, of their holding of Shares to which each Notice of Election (as defined below) relates in respect of any Qualifying Dividend (as defined below) and may make a permanent election to participate in respect of all of their holding of Shares to which each Notice of Election relates for all future Qualifying Dividends. Members receiving more than one Notice of Election may elect to participate in respect of their holding of Shares to which one Notice of Election relates and elect not to participate in respect of their holding of Shares to which any other Notice of Election relates. Where a permanent election has been made, participating Members may, by giving the appropriate notice, cancel their participation and withdraw from the Scrip Dividend Scheme. However, the cancellation of a permanent election by a Member would not preclude him from making a fresh permanent election, should he wish to do so at a later date.

The Directors may, in their absolute discretion, determine that the Scrip Dividend Scheme will apply to any particular Dividend. An announcement will be made by the Bank as soon as practicable following the determination by the Directors that the Scrip Dividend Scheme is to apply to a particular Dividend, and in any event, by no later than the next Market Day (as defined below) immediately following the Books Closure Date (as defined below) in respect of that particular Dividend. Unless the Directors have determined that the Scrip Dividend Scheme will apply to any particular Dividend, the Dividend concerned will be paid in cash to the Members in the usual way.

Shares allotted under the Scrip Dividend Scheme will rank *pari passu* in all respects with the Shares then in issue save only as regards participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the Scrip Dividend Scheme) or any other distributions, bonuses or rights paid, made, declared or announced prior to, or contemporaneous with the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors shall otherwise specify.

Participation in the Scrip Dividend Scheme is optional.

How to Join

A Member wishing to receive Shares in respect of any Qualifying Dividend or to make a permanent election to receive Shares in respect of all future Qualifying Dividends to which a Notice of Election received by him relates should complete such Notice of Election and return it to the Bank at the address indicated on the Notice of Election or, if the Member is a depositor (as defined below), to CDP (as defined below). A Member receiving more than one Notice of Election and wishing to receive Shares in respect of all of his entitlement to the Qualifying Dividend in respect of all his holding of Shares or to make a permanent election to receive Shares in respect of all future Qualifying Dividends must complete all the Notices of Election received by him and return the completed Notices of Election to the Bank and/or CDP, as the case may be.

To be effective in respect of any Qualifying Dividend to which a Notice of Election relates, such duly completed Notice of Election must be received by the Bank or (as the case may be) CDP no later than the date to be specified by the Directors in respect of that Qualifying Dividend.

Terms and Conditions of Scrip Dividend Scheme

1. **Establishment**

The Scrip Dividend Scheme has been established by the Directors.

2. **Terms and Conditions**

The following are the Terms and Conditions of the Scrip Dividend Scheme. In these Terms and Conditions:

(1) "**Act**" shall mean the Companies Act, Chapter 50 of Singapore (or its successor statute), as amended from time to time;

(2) "**Banking Act**" shall mean the Banking Act, Chapter 19 of Singapore (or its successor statute), as amended from time to time;

(3) "**Books Closure Date**" shall mean the date to be determined by the Directors on which the Transfer Books and Register of Members of the Bank will be closed for the purpose of determining the entitlements of Members to a Dividend;

(4) "**CDP**" shall mean The Central Depository (Pte) Limited or any successor entity thereto;

(5) **"depositor"**, **"depository agent"** and **"Depository Register"** shall have the respective meanings ascribed to them in the Act;

(6) **"Market Day"** shall mean a day on which the SGX-ST (as defined below) is open for trading in securities;

(7) **"Prescribed Limits"** shall mean the shareholding limits applicable to the Bank and the Shares as prescribed by the Banking Act from time to time;

(8) **"Qualifying Dividend"** shall mean any Dividend to which the Scrip Dividend Scheme (as determined by the Directors as provided below) applies; and

(9) **"SGX-ST"** shall mean Singapore Exchange Securities Trading Limited or any successor entity thereto.

3. Eligibility

All Members are eligible to participate in the Scrip Dividend Scheme subject to the Prescribed Limits and the restrictions on Overseas Members, more particularly described below, and except that participation in the Scrip Dividend Scheme shall not be available to such Members or class of Members, as the Directors may in their absolute discretion determine, and further subject to the requirement that such participation by the Member will not result in a breach of any other restriction on such Member's holding of Shares which may be imposed by any statute, law or regulation in force in Singapore or any other relevant jurisdiction, or by the Articles of Association of the Bank.

4. Prescribed Limits

Members may not participate in the Scrip Dividend Scheme in relation to any Qualifying Dividend where such participation may result in such Member, whether alone or together with his associates (as defined in the Banking Act), holding or controlling Shares in excess of any of the Prescribed Limits without first obtaining the requisite approvals under the Banking Act.

The Directors reserve the right not to allot any Shares under the Scrip Dividend Scheme to any person if, in their opinion, such allotment will result in any of the Prescribed Limits being exceeded, and that person who would otherwise be entitled to receive Shares will instead be paid his total entitlement to the Qualifying Dividend in cash in the usual way.

5. Overseas Shareholders

For practical reasons and to avoid any violation of the securities laws applicable in countries outside Singapore where Members may have their registered addresses, the Scrip Dividend Scheme may, at the absolute discretion of the Directors, not be offered to Members with registered addresses outside Singapore and who have not provided to the Bank or (as the case may be) CDP, not later than five Market Days (or such other cut-off date as the Directors may determine) prior to the Books Closure Date, addresses in Singapore for the service of notices and documents ("**Overseas Members**").

No Overseas Member shall have any claim whatsoever against the Bank, the Bank's Share Registrar, CDP or any of their respective agents as a result of the Scrip Dividend Scheme not being offered to such Overseas Members.

If the Directors have decided not to offer the Scrip Dividend Scheme to Overseas Members, Overseas Members who receive or come to have in their possession this Statement and/or a Notice of Election may not treat the same as an invitation to them and are advised to inform themselves of, and to observe, any prohibitions and restrictions, and to comply with any applicable laws and regulations relating to the Scrip Dividend Scheme as may be applicable to them.

Overseas Members who wish to be eligible to participate in the Scrip Dividend Scheme may provide an address in Singapore for the service of notices and documents by notifying the Bank c/o the Bank's Share Registrar, Boardroom Corporate & Advisory Services Pte Ltd, currently at 50 Raffles Place, Singapore Land Tower #32-01, Singapore 048623 or, if the Overseas Member is a depositor, to CDP currently at 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807 not later than five Market Days (or such other cut-off date as the Directors may determine) prior to the Books Closure Date. Members should note that all correspondence and notices will be sent to their last registered addresses with the Bank or, as the case may be, CDP.

6. Level of Participation

A member may elect to participate in the Scrip Dividend Scheme ("**Participating Member**") in respect of all, and not part only, of his holding of Shares as at each Books Closure Date to which each Notice of Election received by him relates for a Qualifying Dividend, except in the case of a Member who is a depository agent or nominee company of a bank, merchant bank, stockbroker or other financial institution, holding Shares as custodian, such depository agent or nominee company may, at the absolute discretion of the Directors, be allowed to make an election to participate in the Scrip Dividend Scheme in respect of part only of the Shares to which each Notice of Election received by it relates.

7. **Permanent Election**

Any permanent election to participate in the Scrip Dividend Scheme is personal to the Member.

A Member may make a permanent election in the manner set out below for participation in respect of all future Qualifying Dividends, and where a permanent election in respect to his holdings of Shares to which a Notice of Election relates has been made, unless and until a notice of cancellation in such form as the Directors may approve ("**Notice of Cancellation**") in relation to such Notice of Election is received by the Bank or (as the case may be) CDP as provided below, the permanent election shall be effective for all future Qualifying Dividends in respect of such Notice of Election. A notice of cancellation of participation in the Scrip Dividend Scheme on any other form will not be accepted by the Bank or (as the case may be) CDP unless they otherwise decide.

8. **Notice of Election to Participate**

The Bank will, at its absolute discretion, send to each Member one or more notices of election (in such form as the Directors may approve) ("**Notices of Election**") unless a permanent election in respect of such Notice of Election has been made.

To be effective in respect of any Qualifying Dividend (unless a permanent election has already been made), a Notice of Election must be received by the Bank or, in the case of a Notice of Election being submitted by a Member who is a depositor, by CDP, by the date to be specified by the Directors in respect of that Qualifying Dividend.

A Member receiving two or more Notices of Election and wishing to receive Shares in respect of all of his entitlement to the Qualifying Dividend in respect of all his holding of Shares must complete all the Notices of Election received by him and return the completed Notices of Election to the Bank and/or CDP, as the case may be. A notice of election to participate in the Scrip Dividend Scheme on any other form will not be accepted by the Bank or (as the case may be) CDP.

If the personal representative(s) of a deceased Member wish(es) to participate in the Scrip Dividend Scheme in respect of any Qualifying Dividend or in respect of all future Qualifying Dividends in relation to the Shares forming part of the estate of the deceased Member, the relevant Notices of Election together with such evidence as may be reasonably required by the Bank, or as the case may be, CDP to prove the authority of the personal representative(s) to execute such Notices of Election, must be submitted by such personal representative(s) in accordance with these Terms and Conditions.

If a Notice of Election in relation to a permanent election is received after the date specified by the Directors for any particular Qualifying Dividend, the Notice of Election will not, unless otherwise determined by the Directors, be effective for that Qualifying Dividend or for any future Qualifying Dividends in respect of such Notice of Election.

A Notice of Election (other than in relation to a permanent election) in respect of any Qualifying Dividend shall not, upon its receipt by the Bank or (as the case may be) CDP, be withdrawn or cancelled.

A permanent election made in the Notice of Election will remain in force until cancelled in the manner provided below or until it becomes ineffective as provided in these Terms and Conditions. A Member receiving more than one Notice of Election and wishing to make a permanent election in respect of all his holding of Shares must complete all the Notices of Election received by him and return the Notices of Election to the Bank and/or CDP, as the case may be.

9. Extent of Application of Scrip Dividend Scheme to each Dividend

The Directors may, in their absolute discretion, in respect of any Dividend, determine whether the Scrip Dividend Scheme shall apply to such Dividend. If, in their absolute discretion, the Directors have not determined that the Scrip Dividend Scheme is to apply to a Dividend, such Dividend shall be paid in cash to Members in the usual way.

10. Share Entitlement

By electing to participate in the Scrip Dividend Scheme in respect of any Notice of Election received by him, a Member elects in respect of any Qualifying Dividend to which such Notice of Election relates to receive Shares in lieu of the cash amount of the Qualifying Dividend.

In respect of any Qualifying Dividend, the number of new Shares to be allotted and issued to the Participating Member in respect of a Notice of Election shall be calculated in accordance with the following formula:

$$N = \frac{S \times D}{V}$$

Where:

N is the number of new Shares to be allotted and issued as fully paid to the Participating Member in respect of such Notice of Election.

S is the number of Shares held by the Participating Member as at the Books Closure Date for which such Notice of Election relates.

D is the amount of the Qualifying Dividend to which such Notice of Election relates expressed in Singapore Dollars and fractions thereof per Share.

V is the issue price of a Share, which shall for the purpose of calculating the number of new Shares to be allotted and issued as fully paid to a Participating Member, pursuant to the Scrip Dividend Scheme, be an amount in Singapore Dollars determined by the Directors (**"Relevant Amount"**), which Relevant Amount shall not be set at more than 10% discount to, nor shall it exceed the average of the last dealt prices of the Share on the SGX-ST for each of the Market Days during such period as may be determined by the Directors prior to the announcement of the application of the Scrip Dividend Scheme to such Dividend (**"Price Determination Period"**). In the event that there is no trading in the Shares during the Price Determination Period, the Relevant Amount shall not exceed the average of the last dealt prices of the Share on the SGX-ST for each of the Market Days during a period to be determined by the Directors.

The Directors shall have full power to make such provisions as they think fit where the number of Shares calculated in accordance with the above formula becomes attributable in fractions, including provisions as to rounding, or whereby fractional entitlements are otherwise dealt with in such manner as they may deem fit in the interests of the Bank and which is/are acceptable to the SGX-ST.

11. **Terms of Allotment**

All Shares allotted under the Scrip Dividend Scheme will be allotted as fully paid.

All such Shares shall rank *pari passu* in all respects with all existing Shares then in issue save only as regards participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the Scrip Dividend Scheme) or any other distributions, bonuses or rights paid, made, declared or announced prior to, or contemporaneous with the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors or the Company in General Meeting shall otherwise specify.

Participating Members who are depositors will have the Shares credited to their CDP accounts. In other cases, certificates for the Shares will be despatched to Members, to their registered addresses in Singapore by ordinary post, at their own risk.

12. **Cost to Participants**

Under present law in Singapore, brokerage or other transaction costs and Singapore stamp duty will not be payable by Participating Members on Shares allotted under the Scrip Dividend Scheme.

13. **Termination of Permanent Election**

A Participating Member or an Authorised Representative (as defined below) may cancel the Participating Member's permanent election to participate in the Scrip Dividend Scheme in relation to any Notice of Election by completing and returning to the Bank or (as the case may be) CDP, a Notice of Cancellation in such form as the Directors may approve (a notice of cancellation of participation in the Scrip Dividend Scheme in any other form will not be accepted by the Bank) in relation to such Notice of Election.

To be effective in respect of any Qualifying Dividend, the Notice of Cancellation must be received by the Bank or (as the case may be) CDP, by the date to be specified by the Directors for that Qualifying Dividend, failing which the Notice of Cancellation will not, unless otherwise determined by the Directors, be effective for that Qualifying Dividend in respect of such Notice of Election. The Notice of Cancellation will however be effective from the next Qualifying Dividend.

Where a Participating Member or an Authorised Representative gives notice to the Bank or, if the Participating Member is a depositor, to CDP, of a change of his registered address for the service of notices and documents from an address within Singapore to an address outside Singapore, he shall thereupon be considered an Overseas Member. Any permanent election to participate in the Scrip Dividend Scheme by such Participating Member shall be deemed to have been cancelled by him, if his registered address as at Books Closure Date is outside Singapore.

An "**Authorised Representative**" would include any guardian of an infant who is a Participating Member, and any committee or other legal curator of a lunatic person who is a Participating Member, and any person becoming entitled to the legal title in a Share in consequence of the death or bankruptcy of Participating Member (who is an individual), or the winding-up of a Participating Member (which is an entity) upon producing such evidence of legal title to the Share as the Bank or, as the case may be, CDP may require.

14. **Cancellation of Application of the Scrip Dividend Scheme**

Notwithstanding any provision in these Terms and Conditions, if at any time after the Directors have determined that the Scrip Dividend Scheme shall apply to any particular Dividend and before the allotment and issue of Shares in respect of the Dividend, the Directors shall consider that by reason of any event or circumstance (whether arising before or after such determination) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement the Scrip Dividend Scheme in respect of the Dividend, the Directors may, at their absolute discretion and as they may deem fit in the interest of the Bank, cancel the application of the Scrip Dividend Scheme to the Dividend. In such event, the Dividend shall be paid in cash to Members in the usual way.

15. Modification and Termination of the Scrip Dividend Scheme

The Scrip Dividend Scheme may be modified or terminated at any time by the Directors as they deem fit on giving notice in writing to all Members.

In the case of a modification, the Scrip Dividend Scheme will continue as modified in relation to each Member who has made a permanent election under the Scrip Dividend Scheme unless and until the Bank or, if the Member is a depositor, CDP receives a Notice of Cancellation in accordance with these Terms and Conditions.

16. Governing Law

This Statement, the Scrip Dividend Scheme and these Terms and Conditions shall be governed by, and construed in accordance with, the laws of Singapore.

SGX-ST Listing

The Shares allotted under the Scrip Dividend Scheme have in-principle been accepted for listing by the SGX-ST and will be quoted upon completion of allotment procedures. However, the SGX-ST accepts no responsibility for any statements made in this Statement.

Taxation

The Bank takes no responsibility for the taxation liabilities of Participating Members or the tax consequences of any election made by Members. As individual circumstances and laws vary considerably, specific taxation advice should be obtained by Members if required.

The Bank accepts no responsibility for the correctness or accuracy of any information as to taxation liability set out in this Statement.

As a general indication, however, it is understood that as at the date of this Statement, under tax legislation in Singapore, a Member's tax liability will not alter, nor is there any tax advantage to be gained, by reason of having elected to participate in the Scrip Dividend Scheme.

Other Terms

The Shares are offered on the terms and conditions set out in this Statement and in the applicable provisions of the Articles of Association of the Bank.

Enquiries

Enquiries about any aspect of the Scrip Dividend Scheme should be directed to the Company's Share Registrar:

Boardroom Corporate & Advisory Services Pte Ltd
50 Raffles Place
#32-01 Singapore Land Tower
Singapore 048623

Responsibility Statement

This Statement has been seen and approved by all the Directors and they collectively and individually accept responsibility for the accuracy of the information given and confirm that they have taken reasonable care to ensure that there are no material facts the omission of which would make any statement in this Statement misleading.

大華銀行

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of United Overseas Bank Limited (the "**Company**") will be held at Pan Pacific Singapore, Pacific 2–3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Friday, 30 April 2010 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Eighth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolutions, of which Resolutions 1 and 3 will be proposed as Ordinary Resolutions and Resolution 2 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company ("**AGM**") is held; and

(ii) the date by which the next AGM is required by law to be held;

(c) in this Resolution:

"**Relevant Period**" means the period commencing from the date on which the last AGM was held and expiring on the date the next AGM is held or is required by law to be held, whichever is the earlier, after the date of this Resolution;

"**Maximum Limit**" means that number of Shares representing five per cent. of the total number of issued Shares (excluding any Shares which are held as treasury shares) as at the date of the passing of this Resolution unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Companies Act, at any time during the Relevant Period, in which event the issued Shares shall be taken to be the total number of the issued Shares as altered by such capital reduction (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105 per cent. of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Shares,

where:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive market days on which the Shares were transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 2: Special Resolution
The Proposed Alteration to the Articles of Association of the Company

THAT the Articles of Association of the Company be altered in the manner as set out in Appendix 1 to the Company's Circular to Shareholders dated 5 April 2010 (the "**Circular**").

Resolution 3: Ordinary Resolution
The Proposed Authority to issue new Shares pursuant to the UOB Scrip Dividend Scheme

THAT, contingent upon the passing of Resolution 2 above, the Directors of the Company be and are hereby authorised, pursuant to Section 161 of the Companies Act, to allot and issue from time to time such number of new shares in the Company as may be required to be allotted and issued pursuant to the UOB Scrip Dividend Scheme (as defined in the Circular).

BY ORDER OF THE BOARD

Vivien Chan
Company Secretary
United Overseas Bank Limited

5 April 2010

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. To be effective, the instrument appointing a proxy or proxies must be deposited at the Company's office at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.
3. The Company intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the Consideration paid at the relevant time.

   Based on the total number of issued Shares as at 23 March 2010 (the "**Latest Practicable Date**"), the purchase by the Company of five per cent. of its issued Shares (excluding the Shares held in treasury) will result in the purchase or acquisition of 75,300,934 Shares.

   Assuming that the Company purchases or acquires 75,300,934 Shares at the Maximum Price, the maximum amount of funds required is approximately:

   (a) in the case of Market Purchases of Shares, S$1,510,536,736 based on S$20.06 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date); and

   (b) in the case of Off-Market Purchases of Shares, S$1,582,072,623 based on S$21.01 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date).

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial accounts of the UOB Group for the financial year ended 31 December 2009, based on certain assumptions, are set out in paragraph 2.8.4 of the Circular.

UOB 大華銀行

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

IMPORTANT

1. This Circular is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM
FOR EXTRAORDINARY GENERAL MEETING

I/We ____ (Name)

of ____ (Address)

being (a) member/members of United Overseas Bank Limited (the "**Company**"), hereby appoint:

Name	**NRIC/Passport No.**	**Proportion of Shareholdings**	
		No. of Shares	**%**
Address			

and/or *

Name	**NRIC/Passport No.**	**Proportion of Shareholdings**	
		No. of Shares	**%**
Address			

** Please delete as appropriate.*

or failing him/her, **the Chairman of the Meeting** as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at Pan Pacific Singapore, Pacific 2–3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Friday, 30 April 2010 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Eighth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

	For	**Against**
Ordinary Resolution 1 To approve the proposed renewal of the Share Purchase Mandate		
Special Resolution 2 To approve the proposed alteration to the Articles of Association of the Company		
Ordinary Resolution 3 To approve the proposed authority to issue New Shares pursuant to the UOB Scrip Dividend Scheme		

Dated this ________ day of ________________ 2010.

Shares in:	**No. of Shares**
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF

1st Fold

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.
5. The instrument appointing a proxy or proxies must be deposited at the Company's Office at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time appointed for the Meeting.
6. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
7. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.
8. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.
9. Agent Banks acting on the request of CPF Investors who wish to attend the Meeting as observers are required to submit in writing, a list with details of the investors' names, NRIC/Passport numbers, addresses and numbers of shares held. The list, signed by an authorised signatory of the agent bank, should reach the Company Secretary at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624 not later than 48 hours before the time fixed for holding the Meeting.

2nd Fold

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
UNITED OVERSEAS BANK LIMITED
80 Raffles Place, #04-20 UOB Plaza 2
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

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TOPPAN VITE PTE. LTD. SCR1003023